United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 2, 2025		Director of Investor Relations



VALE

Proxy Statement

Annual and Extraordinary General Meetings

2025

www.vale.com



Index

Letter from the **Chairman of the Board**



Daniel André Stieler
Chairman

Dear Shareholders,

Vale's Board of Directors continues to act diligently and under the highest ethical standards to ensure the Company's longevity, transforming natural resources into prosperity and sustainable development. The decisions taken by the Board in 2024 expanded Vale's competencies to achieve a solid performance in different market scenarios, striving for people's safety and generating positive and sustainable impacts for all our stakeholders.

The signing of the Definitive Agreement for Mariana's reparation and the signing of the the general basis for the renegotiation of Vale's railway concession contracts in Brazil were important milestones achieved in 2024, which show the management's commitment to excellent performance. In addition to these deliveries, I highlight other priorities for the Board of Directors in the year.

Executive leadership renewal
In line with Vale's strategic planning and purpose, and with great potential to create value for all our stakeholders, the Board of Directors performed the CEO succession process, which resulted in the unanimous approval of Gustavo Pimenta as Vale's CEO. The succession process confirmed the high level of integrity, transparency and robustness of Vale's governance. In addition, the Board approved the company's new organizational structure, bringing efficiency and effectiveness to the business, with the Board reaffirming the importance of clarity in the definition of roles and responsibilities.

Oversight of material matters
The Board of Directors closely monitored the Company's performance in its priority topics:

- The delivery of all guidance set for 2024;
- In the Iron Ore Solutions business, the progress of production baseline maintenance and volume growth projects, with the early start of the Vargem Grande and Capanema projects commissioning, which will increase production capacity by 30 Mtpy once the ramp-up is completed;
- In the Energy Transition Metals business, through Vale Base Metals' control, the definition of the new executive leader, the VBME project commissioning completion, and the progress of the assets' strategic review, including alternatives such as the sale of the mining and exploration assets in Thompson, Manitoba, Canada;
- Progress in reparations, with the Definitive Agreement signing for the Mariana reparation and reaching approximately 75%-completion of commitments in the Brumadinho reparation;
- Evolution in tailings and dam safety management, including full compliance with the best industry standards, the management of structures at critical safety levels, and the progress of the Upstream Dam Decharacterization Program.

Strategy guidelines
Vale's Board of Directors actively engaged in the guidelines and discussions that led to the strategic plan presented at Vale Day 2024. To this end, it monitors closely internal factors, as well as market scenarios, including supply and demand dynamics in global chains and changes in regulatory environments worldwide. The Board of Directors believes that maintaining a high-quality, flexible product portfolio, focusing on costumers, is essential for Vale's sustainable performance.

"The Board of Directors' performance in 2024 showed the Board's seniority, transparency and commitment to the best corporate governance practices incorporated in Vale's Bylaws, policies and normatives."

Risk management oversight

The Board regularly monitors Vale's Global Integrated Risk Map and remains attentive to emerging risks. As an example in this regard, the Board recognizes the fast advancement of artificial intelligence and, with it, the opportunities for evolution and aspects for reflection, including, in the latter case, a regulatory environment not yet adapted on a global scale and potential impacts on people management, among other possible developments. We will remain vigilant to ensure that Vale's long-term strategy includes assessments of material uncertainties for our business operations, in line with the Company's values and with open dialogue with our stakeholders.

Climate change

We closely monitor Vale's performance in its trajectory to long-term emission reduction targets, contributing to the multidisciplinary management of the topic and encouraging increased transparency on Vale's information. For the 2024 fiscal year, Vale will voluntarily disclose in 2025 its first report based on the requirements issued by the International Sustainability Standards Board (ISSB) for preparing and reporting on sustainability-related financial information, with a protocol dedicated to climate change. These requirements are consistent with the key disclosures of the Task Force on Climate-Related Financial Disclosures (TCFD).

Environmental and social performance

The Board also encourages excellent performance on the environmental and social fronts, acknowledging Vale's essential role in creating positive impacts for society and nature. In this sense, we track the Company's actions to achieve our environmental and social commitments. For example, by 2024 and cumulatively, we have reached more than 200,000 hectares protected, including partnerships and projects, with a focus on the Amazon. On the social front, more than 50,000 people were engaged in a concept test to advance the goal of supporting the lifting of 500,000 people from extreme poverty.

Discipline in capital allocation and shareholder return

The Board approved shareholder remuneration totaling US$ 0.84 per share, referring to the 2024 balance sheet, which includes interest on equity and dividends. We also approved a new share buyback program to keep this capital allocation option available. Since 2021, Vale has repurchased about 20% of its outstanding shares. These measures demonstrate the Board's commitment to disciplined capital allocation and the return of value to Vale's shareholders.

The year ahead

The Board of Directors' performance in 2024 showed the Board's seniority, transparency and commitment to the best corporate governance practices incorporated in Vale's Bylaws, policies and normatives. On solid foundations, we are moving towards building even more consistent results with our strategic plan.

The Board is unanimous in its commitment to the Vale 2030 vision, a trusted partner with a superior portfolio and performance-driven. We believe that Vale will continue to advance significantly in its operational discipline and cost management, expanding its portfolio of high-quality products with flexibility, and improving its relationships with stakeholders, on its way to becoming a reference in value creation and sharing.

Daniel André Stieler
Chairman of the Board of Directors

Message from **our CEO**



Gustavo Pimenta
CEO

Dear Vale Shareholders,

In October 2024, I started my mandate as Vale's CEO convinced that we reunite the conditions to launch a new phase of success for Vale, with substantial potential to create and share value. Guided by our purpose, we aim to position Vale as a trusted partner and a performance-driven organization with a superior portfolio. Together, we will ensure that Vale will achieves the best performance in our industry.

In my first 100 days in office, we achieved emblematic results for the Company, which, together with the other results of the year, allow us to advance towards the Vale we aspire to be, evolving in our safety and improving the Company's relationship management with all our stakeholders. I highlight the 10 main management advances in 2024:

1. Safety is our core value

A safer Vale means a better Company for everyone. The safety of our employees, partners, operations and the communities with which we interact is present in our decisions and in the way we operate. In 2024, we achieved reductions of over 60% in high-potential injuries (N2), in the Total Recordable Injury Frequency Rate (TRIFR), and employee exposure to significant health risk factors compared to the 2019 baseline. Despite these improvements, unfortunately we still don't live in a reality free of fatalities. We will continue to prioritize people's lives and strengthen our culture, committed to improving our safety practices every day.

2. We are closer to eliminating all level 3 emergency dams by 2025

In 2024, after additional technical assessments and safety improvements, we reduced the emergency level of the Sul Superior dam from 3 to 2, a milestone in our dam management. We also completed the works to eliminate the B3/B4 dam, thus completing 57% of the Upstream Dam Decharacterizaton Program by the end of 2024, as well as reducing the number of structures at emergency levels by 60% compared to the historical peak in 2020. I am confident that we will reach the end of 2025 without any dams at emergency level 3.

3. We signed the Definitive Agreement for Full Reparation of Mariana

We reached a Definitive Agreement on demands related to the Fundão dam rupture in Mariana, Minas Gerais, Brazil, on November 5, 2015. The Definitive Agreement, with a total value of R$ 170 billion, allowed a mutually beneficial resolution for all parties on fair and practical terms while creating legal certainty and definitiveness. The engagement of Brazilian authorities and public entities ensured the agreement's legitimacy, supported by social, environmental, and technical criteria. This critical agreement also reinforces our commitment to Brazilian society and a better future for people, communities, and the environment.

"I started my mandate as Vale's CEO convinced that we reunite the conditions to launch a new phase of success for Vale, with substantial potential for value creation and sharing."

4. We delivered on all commodity guidances

In a consistent way, we ended 2024 achieving all our production guidances disclosed to the market for iron ore, pellets, nickel, and copper, with volumes of 328 Mt, 37 Mt, 160 kt and 348 kt, respectively. This demonstrates our operational stability and our good management performance, while remaining focused on achieving our long-term goals.

5. We increased efficiency and continue reducing our costs

We continued to reduce the unit costs of our products through increased production and greater operational efficiency, highlighting our Productivity Program. In 4Q24, we achieved the lowest C1 iron ore cost[1] for a quarter since 2021, while the All-in Copper cost[2] was the lowest for a quarter since 2020. We will continue on our path of increasing efficiency and competitiveness through cost reduction.

6. We started the Vargem Grande and Capanema projects' commissioning

Ahead of schedule, we started commissioning the Vargem Grande and Capanema projects, two of our three main projects for our iron ore production growth with quality. We will continue to be disciplined in our investments while seeking safe ways to optimize the execution of our project portfolio. We will maintain a high-quality portfolio with flexibility to meet our customers' needs.

7. We signed the general basis for the railway concession contracts modernization

Under the Carajás Railway (EFC) and Vitória-Minas Railway (EFVM) Concession Contracts, we established the general terms for their final renegotiation. With an increase in our provisions by R$ 1.7 billion, the total fixed contribution paved the way for the finalization of Vale's obligations and investments in its two railway concessions until the end of the contracts, scheduled for 2057.

8. We advanced in Vale Base Metals' asset review

We appointed Shaun Usmar as the new CEO for our subsidiary Vale Base Metals (VBM), an executive who brings great experience to our management. Earlier this year, to optimize the asset base and the competitiveness of the integrated nickel portfolio, VBM started assessing alternatives, including the potential sale of its assets in Thompson, Manitoba, Canada. The conclusion of this initiative is expected in the 2H25.

[1] Excluding third-party purchases.
[2] Excluding investments.

9. We advanced our institutional relations

We are improving processes toward institutional dialogue and engagement, while building trust and a positive agenda based on Vale's several fronts for social development and the nature.

10. We continue to improve our ESG ratings

With discipline, we continue to evolve in our practices, seeking solutions for our controversies, and increasing transparency on our sustainability. As a result, we have seen consistent improvements in Vale's risk perception by major ESG rating agencies since 2019.

Vale's success in 2025 will be defined by performance in our three strategic pillars. To advance with a **superior portfolio**, we will seek to reposition our commercial strategy, optimize price realization, advance our Mega Hubs strategy, and accelerate our copper production growth.

With a **performance-driven** approach, we will continue to deliver our production and cost guidance in all commodities, assessing opportunities for greater efficiency in Capex. Finally, we will be a **trusted partner**, eliminating level 3 emergency dams, advancing our initiatives in safety, decharacterization, and decarbonization, ensuring an efficient licensing framework, and improving our reputation with communities and society.

Gustavo Pimenta
CEO

Introduction to the **Proxy Statement**

This Proxy Statement summarizes the main information on the proposed agenda and the shareholder's attendance in Vale's Annual and Extraordinary General Meetings ("Meetings" or "AEGM").

Notice of the 2025 Annual and Extraordinary General Meetings

When	Where	Meetings Materials
Wednesday, April 30, 2025, 10:00 a.m. (GMT-3)	The Meetings will be held virtually via the Zoom platform (Digital Platform).	Complete information on each agenda item can be found in the Management Proposal, in the 2024 Management Report and Financial Statements, prepared in accordance with CVM rules and available at www.vale.com/investors.
Language	**Assistance**	**Shareholder attendance**
Portuguese	Contact us by email at assembleias@vale.com	You can vote directly or through a duly constituted proxy (a) at the time of the Meeting, via the Digital Platform, or (b) by submitting a Remote Voting Ballot (Ballot).

Agenda

Annual General Meeting

Item	Proposal	Page
I	Evaluation of the management report and accounts and examination, discussion and voting on the financial statements for the fiscal year ended December 31, 2024.	66
II	Proposal for the allocation of profits for the year 2024.	67
III	Setting the number of seats on the Board of Directors at 13 effective members and 1 (one) alternate member.	67
IV	Individual election of members of the Board of Directors.	68
V	Election of the Chairman of the Board of Directors.	87
VI	Election of the Vice Chairman of the Board of Directors.	87
VII	Election of the Fiscal Council members.	88
VIII	Setting the overall annual compensation of management and Fiscal Council members for the year 2025.	89

Extraordinary General Meeting

Item	Proposal	Page
I	Approval of the Global Long-Term Share-Based Incentive Plan.	107

Voting recommendation by the Board of Directors

Annual General Meeting

Item	No.	Question and/or resolution	Recommendation for B3 Remote Voting Ballot	Recommendation for holders of American Depositary Receipts
I	1	Evaluation of the management report and accounts and examination, discussion and voting on the financial statements for the fiscal year ended December 31, 2024.	"Approve"	"For"
II	2	Proposal for the allocation of profits for the year 2024.	"Approve"	"For"
III	3	Setting the number of seats on the Board of Directors at 13 effective members and 1 (one) alternate member.	"Approve"	"For"
IV	4	Do you want to request the adoption of the cumulative voting process for the election of the Board of Directors, pursuant to article 141 of Brazilian Law No. 6,404/1976? (If the shareholder chooses "no" or "abstain", their shares will not be counted for the purpose of requesting the cumulative vote).	"No"	"Against"
IV	5	Election of the Board of Directors by candidate – Total members to be elected: 12 (the shareholder may nominate as many candidates as the number of vacancies to be filled in the general election).	"Approve" each of the 12 Board of Directors nominees	"For" of each of the 12 Board of Directors nominees
IV	6	In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the candidates that you've chosen? [If the shareholder chooses "yes" and also indicates the "approve" answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to "abstain" and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting].	"Yes"	Not applicable
IV	7	View all candidates to indicate the cumulative voting distribution.	"Approve" each of the 12 Board of Directors nominees	None

Item	No.	Question and/or resolution	Recommendation for B3 Remote Voting Ballot	Recommendation for holders of American Depositary Receipts
V	8	Election of Chairman of the Board of Directors – Total members to be elected: 1	"Approve" the Board of Directors nominee	"For" for the Board of Directors nominee
VI	9	Election of Vice Chairman of the Board of Directors – Total members to be elected: 1	"Approve" the Board of Directors nominee	"For" for the Board of Directors nominee
VII	10	Election of the Fiscal Council by candidate – Total members to be elected: 4 (the shareholder may nominate as many candidates as there are seats to be filled in the general election).	No recommendation	No recommendation
VIII	11	Setting the overall annual compensation of management and Fiscal Council members for the year 2025.	"Approve"	"For"

Extraordinary General Meeting

Item	No.	Question and/or resolution	Recommendation for B3 Remote Voting Ballot	Recommendation for holders of American Depositary Receipts
I	1	Approval of the Global Long-Term Share-Based Incentive Plan.	"Approve"	"For"

Our keys practices

IN CORPORATE GOVERNANCE

- Board performance focused on the Company's strategy and priorities for its business and culture
- Majority of independent directors
- Board members elected individually by the Annual General Meeting
- Chairman and Vice Chairman elected individually at General Meeting
- Appointment of a Lead Independent Director (LID), nominated by the independent directors, to act as an alternative contact with the Company's shareholders
- Board member term limits as an additional independence criterion
- Nomination and Governance Committee evaluates and recommends the list of nominees to the Board
- Periodic, structured and comprehensive self-assessment process by the Board and its advisory committees
- Specific criteria for assessing overboarding
- Separate roles for CEO and Chairman
- Advisory Committees composed exclusively of directors
- Audit and Risks Committee composed entirely of independent directors

IN COMPENSATION FOR THE EXECUTIVE COMMITTEE

- Minimum shareholding requirement: 36x the monthly fixed fee for the CEO and 24x the monthly fixed fee for Executive Vice Presidents
- Adoption of the Malus and Clawback rules under which the Company may suspend or request refund of variable compensation in exceptional cases
- Structured individual performance assessment process in a 360º format, in line with market practices and the Company's strategic plan
- High-stake ESG metrics (Environmental, Social & Governance) on short- and long-term variable compensation, in line with Vale's ambition to be a leader in sustainable mining
- Short-term compensation focused on the strategic objectives and greater focus on collective goals, encouraging joint collaboration
- Technical Executive Vice President and teams (responsible for health, operational safety, dam management and risk management) with no short-term financial performance targets
- Inclusion of targets on capital allocation, process safety events, black leadership, among others, in line with Vale's ambitions and strategies
- Long-term incentives that pay "virtual dividends" in real shares, helping to align senior management priorities with shareholders' vision
- Performance Share Unit Program (PSU) aligned with international practices, with TSR, ESG and ROIC metrics
- Compensation mix aligned with the international market profile, with greater weight on long-term variable compensation

About **our company**

Our journey began in 1942 in Brazil. Over the past eight decades, we have expanded our business globally to become one of the world's leading producers of iron ore, copper and nickel. We also produce iron ore pellets and briquettes, platinum group metals (PGMs), gold, silver and cobalt. We are engaged in greenfield mineral exploration in eight countries.

We operate large logistics systems in Brazil and other regions in the world, including railroads, maritime terminals and ports, which are integrated with our mining operations. In addition, we have distribution centers to support the delivery of iron ore products worldwide. Directly and through associates and joint ventures, we also have investments in the energy business.


We believe mining is essential to global development, and the only way to fulfill our role in society is by generating prosperity for all and caring for the planet.

Where we are located

Includes the assets of Vale Base Metals.

Exploration | Joint Venture | Office | Headquarters | Operation | Port | Railway | Underground mine


The Netherlands
United Kingdom
Switzerland
United Arab Emirates
6 underground mines
USA
Canada
Japan
China²
Oman
India
Indonesia
Malaysia
Singapore
Brazil
Peru
Australia
Chile
Argentina¹

In 2024

Total iron ore production of
328 Mt
325-335 Mt production guidance for 2025

Total nickel production of
160 kt
160-175 kt production guidance for 2025

Total copper production of
348 kt
340 - 370 kt production guidance for 2025

Brazil


Northern System
Ponta da Madeira Maritime Terminal
Carajás
Southeastern system
Iron Quadrangle
Tubarão Port
Maritime Terminals of Ilha Guaíba and Itaguaí
Southern System

[1] The Argentina office was closed on December 31, 2024.
[2] We have agreements with 14 ports in China that provide blending services to Vale.

Shareholding **structure**

We have been a publicly traded corporation since 1970. Since 2020, we have had no defined controlling shareholder (either individually or through a shareholders' agreement). Our share capital consists of 4,539,007,568 common shares and 12 special class preferred shares (golden shares). Only three shareholders directly and individually hold stakes between 5.0% and 10.0% of our share capital.


5.95%
SHARES IN TREASURY
5.28%
BLACKROCK*
6.31%
MITSUI
8.73%
PREVI
73.73%
OTHERS

Data as of February 28, 2025.
** Position of the economic group. Number of shares as reported in BlackRock, Inc.'s Schedule 13F, filed with the SEC on February 14, 2025 and estimate of the bookkeeper's base as of February 28, 2025..*

- *Other*
- *Shareholders with an equity interest larger than 5%*


As a global corporation, we strive to keep our Corporate Governance aligned with the best international practices.

Trading in the **capital market**

Our common shares are traded under the ticker VALE3 on the *Novo Mercado*, the segment with the highest corporate governance standards on the São Paulo Stock Exchange (B3). They are also traded on Latibex[1] under the ticker XVALO. Our shares are included in key B3 indexes, such as IBOV, IBRA, IBXL, IBXX, IGCT, IGCX, IGNM, IMAT, ITAG and MLCX. Bradesco is the bookkeeping agent for our common shares.

Our common American Depositary Receipts (ADRs), each representing one common share, are traded on the New York Stock Exchange (NYSE) under the ticker VALE (Level 2 ADRs). Citibank N.A. is the depositary for our common ADRs. As of February 28, 2025, there were 1,242,871,982 outstanding ADRs, representing 27.4% of our total share capital.

Vale closed 2024 with a market cap[2] of approximately R$ 232.9 billion.



[1] Latibex is an unregulated electronic market of the Madrid Stock Exchange where Latin American securities can be traded.
[2] The number of outstanding shares multiplied by the share price.

Trading information	2024	2023
Closing price (R$/share)	54.55	77.20
Average trading volume - VALE3 (R$ million)	1,449	1,855
Average price - VALE3 (R$/share)	62.08	70.31
Market capitalization - VALE3 (R$ billion)	232.9	331.9
Book value (R$/share)	47.65	43.55
YoY Variation VALE3	(29.3)%	(13.1)%
YoY Variation Ibovespa	(10.4)%	22.3%

Vale 2030:
our strategy

We are one of the global leaders in mining, and our vision for Vale 2030 is to be recognized as a trusted partner with the most competitive and resilient portfolio in our industry.


Delivering a high-quality, and flexible iron ore portfolio
Focusing on customer-oriented solutions
Accelerating copper growth
superior portfolio
Vale 2030
Trusted partner
Performance Driven
Cultivating institutional relationships
Generating a positive impact for people and nature
Ensuring greater trust through increased transparency
Reference in safety and operational excellence
Securing competitiveness through a talent-driven and agile company
Fostering innovation and digital solutions

Superior portfolio

We have put together a high-quality, flexible, resilient and competitive ironore portfolio more than capable of holding its own in any market scenario. This strategy enhances our unique and irreplaceable assets while ensuring the rapid adaptation of our solutions to shifting market demands.

We are customer-oriented and uniquely positioned to be the natural partner of choice for product supply. By adopting a technical and personalized approach, we tailor our solutions to market trends with agility, ensuring a stable and continuous supply for our customers.

We will meet the growing demand driven by the expansion of renewable energy, electrification and green infrastructure by accelerating copper production growth, particularly in the Carajás region. This will allow us to leverage the advantages of our unique mineral assets and synergies with the existing infrastructure in the area.

Performance driven

Safety and operational excellence are core to our values and culture. We are committed to becoming a benchmark in safety and operational excellence within the industry. We consistently enhance our performance, increase the reliability of our operations and ensure our assets' integrity.

We foster a performance-driven culture with a strong focus on results. We ensure greater competitiveness by being an agile company with increasing diversity, a more inclusive workplace, and a strong focus on developing talent.

We drive innovation across our business and encourage the development of digital solutions throughout the company, incorporating technological advancements to operate more efficiently every day. We are advancing circular mining by investing in tailings reprocessing while extracting the most value out of our resources.

Trusted partner

We recognize the importance of strengthening our relationships with society, communities, authorities and all our stakeholders through transparency and respect. We foster open and transparent dialog, working directly with our stakeholders to build consensus around objectives and actions that enhance community empowerment and local socioeconomic development.

We are committed to generating positive impacts for people and nature while continuously striving to ease our operational footprint. To this end, we collaborate with local communities— particularly Indigenous peoples and traditional communities—and support conservation efforts, especially in the Amazon rain forest.

We continuously enhance our transparency to rebuild trust with our stakeholders. We provide clear and accurate information about our performance, our progress toward sustainability goals, and our efforts to manage and meet the expectations of local communities and regulatory bodies. By fostering a culture of transparency, we aim to strengthen our position as a responsible and reliable partner in the mining industry.

Highlights in 2024

BUSINESS PERFORMANCE

USD 38.1 billion
in net operating revenue

USD 14.8 billion
in adjusted EBITDA

USD 9.4 billion
in net cash generated by operating activities

USD 6.2 billion
in net income attributable to shareholders

US$ 5.0 billion
in cash, cash equivalents and short-term investments

US$ 16.5 billion
in expanded net debt

PRODUCTION AND SALES

328 Mt
of iron ore production, the highest output since 2018

307 Mt
of iron-ore sales, a YoY increase of 1.9%

37 Mt
of pellet production, a YoY increase of 1.2%

38 Mt
of pellet sales, a YoY increase of 6.9%

348 kt
of copper production, a YoY increase of 6.6%, surpassing the 2024 guidance

327 kt
of copper sales, a YoY increase of 6.3%

160 kt
of nickel production, a YoY decrease of 3.0%, in line with the 2024 guidance

155 kt
of nickel sales, a YoY decrease of 7.6%

CAPITAL ALLOCATION

USD 6.0 billion
in investments, including USD 4.5 billion in sustaining CAPEX

USD 0.84 per share
in dividends and interest on capital approved for our shareholders for FY 2024.

USD 0.4 billion
of share buybacks in the year[1]

[1] 30.9 million shares purchased.

ESG

100%
of electricity consumption in Brazil from renewable sources

57%
of the Upstream Dam Decharacterization Program completed

26.5%
of our workforce are women, reaching our target one year ahead of schedule

37.7%
of leadership positions (coordinators and above) are held by self-declared Black professionals in Brazil, nearing our goal of 40% by 2026[1]

68%
reduction in the Total Recordable Injury Frequency Rate (TRIFR) compared to the baseline year (2019)

218,000+ hectares[2]
protected and/or restored since 2020, a significant step toward achieving our voluntary forestry commitment

Voluntary and early adoption of **ISSB[3]**

[1]Compared to the 2021 baseline. Tecnored is not considered in the calculation as its DEI strategy is not managed by Vale.
[2] 200,093 hectares protected and over 18,443 hectares restored.
[3]ISSB is International Sustainability Standards Board.

REPARATIONS

1. Brumadinho Reparation

R$ 36.9 billion
expenditures on Brumadinho reparation (MG)

75%
of obligations fulfilled under the Integral Reparation Agreement

17,000+
people compensated

2. Mariana Reparation

R$ 45 billion
disbursed for reparation and compensation efforts in Mariana (MG)[3]

448,000+
people compensated

+90%
of housing solutions delivered

[3] Total expenditure on damage reparations and compensation, funded by Samarco Mineração S.A. and its partners, BHP Brasil Ltda. and Vale S.A.

Signing of the
Definitive Settlement
with public authorities in Brazil for the full reparation of the Samarco's Fundão dam collapse

Iron Ore Solutions

- In 2024, our operations demonstrated improved stability and asset reliability. As a result, our iron ore production reached 328 Mt, exceeding the initial guidance for the year. At S11D operations, we achieved record production at 83 Mt through the implementation of new maintenance strategies. Meanwhile, Brucutu recorded its highest production since 2018 with the restart of the fourth processing line.

- We started commissioning the Vargem Grande and Capanema projects in September and November 2024, respectively, which will add 30 Mtpy of production capacity. Commissioning these projects is an important step in ensuring greater operational flexibility and achieving Vale's iron ore production guidance of 325-335 Mt in 2025 and 340-360 Mt in 2026.

- In March 2024, we were selected by the U.S. Department of Energy to receive financing under the Bipartisan Infrastructure Law and the Inflation Reduction Act, as part of the Industrial Demonstrations Program. This investment of up to US$ 282.9 million is for the development of an innovative iron ore briquette manufacturing facility in the United States, the first in the world to apply the patented cold agglomeration process for the direct reduction route.

- We have completed the acquisition of the 45% stake held by Cemig Geração e Transmissão S.A. in Aliança Geração de Energia S.A. for R$ 2.7 billion, bringing our ownership to 100% of Aliança Energia's shares. The company's energy generation portfolio includes seven hydroelectric plants and three wind farms in Brazil, with a total installed capacity of 1,438 MW and an average generation capacity of 755 MW. We are assessing the potential divestment of a 70%-stake in Aliança Energia, including the energy assets Sol do Cerrado and Consórcio Candonga, present in the Company's portfolio, to Global Infrastructure Partners (GIP).

- In September 2024, we formed a joint venture with Apollo for the Vale Oman Distribution Center (VODC). VODC operates a marine terminal in Sohar, Oman, featuring an integrated iron ore blending and distribution center with a nominal capacity of 40 Mtpy. Under the agreed terms, Apollo paid a total of US$ 600 million and will hold a 50% stake in the joint venture.

- In October 2024, we also formed a partnership with Jinnan Group to build an iron ore concentration plant in Sohar, Oman, with operations startup expected for 2027. With an initial production capacity of 12 Mtpy of high-grade iron ore concentrates, primarily suited for direct reduction agglomerates, the plant will supply Vale's pelletizing plants and future briquette plants in the region.

- Contributing to the development of a superior portfolio, in December 2024, we forged a partnership with Anglo American by acquiring a 15% equity interest in Anglo American Minério de Ferro Brasil S.A., the owner of the Minas-Rio complex. This is an integrated iron ore operation with a production capacity of 26.5 Mtpy of high-quality pellet feed, a key product for reducing emissions in the steel industry. The partnership also offers an opportunity to expand production using the Serra da Serpentina resources.

- We established with the Brazilian National Land Transportation Agency (ANTT) and the Brazilian Federal Government, through the Ministry of Transportation, the general basis for the renegotiation of the Concession Contracts for the Carajás Railway (EFC) and the Vitória-Minas Railway (EFVM). Under the renegotiation's general basis, we committed to a maximum global contribution of approximately R$ 11 billion, for the EFC and EFVM's asset base review, the optimization of contractual obligations and investments replanning. The transaction terms resulted in an increase of R$ 1.7 billion in provisions related to the railway concessions. Also in December 2024, we made an advance payment of R$ 4 billion (US$ 656 million) associated with the railway concessions.

- In February 2025, we launched the Novo Carajás Program, which aims to leverage and optimize Vale's iron ore production, as well as to accelerate copper production growth, according to guidance disclosed to the market. Additionally, the program includes a series of investments in technology, health and safety, equipment and operations maintenance, sustainability, leveraging Vale's expertise in the region.

Energy Transition Metals

- In April 2024, after receiving approval from regulatory authorities, we completed the sale of a 10% stake in Vale Base Metals (VBM), our holding company for Vale's Energy Transition Metals business, which is structured to thrive under a dedicated governance and leadership.

- In June 2024, Vale Canada Limited (VCL) together with Sumitomo Metal Mining Co., Ltd. (SMM) completed the transaction related to the obligatory divestment of PT Vale Indonesia Tbk (PTVI), in accordance with the agreement signed with PT Mineral Industri Indonesia (MIND ID) in February. With the completion of the transaction, VCL, SMM and MIND ID now hold approximately 33.9%, 11.5% and 34.0% of PTVI, respectively.

- In December 2024, we completed the construction and commissioning of the Voisey's Bay Mine Expansion Project (VBME). This expansion includes the development of two underground mines, Reid Brook and Eastern Deeps, which will supply ore for processing at the Long Harbour refinery, one of the lowest-emission nickel processing plants in the world. The project has a production capacity of approximately 45 ktpy of nickel, including 20 ktpy of copper and 2.6 ktpy of cobalt as byproducts, with full production capacity expected in the second half of 2026.

- We also completed the first phase of Vale Base Metals' (VBM) asset review and are now advancing in the implementation of the identified initiatives to improve the operational and financial performance of the business. This year, we increased productivity at the Salobo 1 & 2 plants by 16% and improved the processing rate at the Clarabelle mill in Sudbury by 9%, boosting local ore production, among other advancements. Additionally, as part of the review, Thompson's business plan was revised, and an impairment loss of US$ 1.4 billion was recognized. And, following the broader review, an impairment of US$ 540 million related to the Voisey's Bay Mine Extension project was recognized.

Sustainable mining initiatives

- We have created the integrated mining circularity program (Waste to Value), which promotes and monitors initiatives to reuse and reduce the mining waste and tailings stream. In 2024, we produced over 10 Mt of iron ore from tailings and waste, with the potential to exceed 30 Mt by 2030.

- The ore volume produced by the circularity program includes initiatives that promote social and environmental benefits, such as the decharacterization of a waste pile in the Serrinha mine and the high-quality pellet feed produced from the tailings of the Gelado dam (Pará), among other initiatives.

- Advancing in sustainable sand production from tailings, Agera, the company created to develop and sell co-products, sold more than 1.5 Mt of products in 2024.

- We launched the first dust suppressant plant using recycled PET, in Cariacica, Espirito Santos state. Developed through a partnership between Vale and the Federal University of Espírito Santo (UFES), this suppressant helps reduce waste disposal, while generating income for collectors of recyclable materials, minimizing dust emissions from operations at the Tubarão Complex.

Detailed information on the Company's results is available throughout this report, in the 2024 Financial Statements and Management Report.



Cultural Transformation

Together, we are building the Vale we aspire to be. Each day, we write a new chapter in our history alongside our partners, employees, customers, shareholders and society. We are driven by our purpose and deliver our strategy guided by our values and key behaviors. We evolve every day, putting people at the heart of our decisions. Throughout our cultural journey, we prioritize safety, learn from our mistakes, and always proceed with transparency and collaboration.

We believe mining is essential to global development, and the only way we fulfill our role in society is by generating prosperity for all and caring for the planet. We therefore **exist to improve people's lives and transform the future. Together**.

To live our purpose every day and achieve our ambitions, we must embody the values and key behaviors of our culture, as outlined in our Cultural Narrative:

Learning together


Our Purpose
We exist to improve life and transform the future. Together.
Values
Key behaviors
Levers
Ambitions

Values

- **Life** matters most.
- Act with **integrity.**
- Value the **people who build our company.**
- Make it **happen.**
- Respect our **planet and communities.**

Key behaviors

- **Obsession with safety and risk management.**
- **Open and transparent dialogue.**
- **Empowerment with commitment.**
- **Sense of ownership.**
- **Active listening and engagement with society.**

Levers

- **Safety**
- **VPS**[1]
- **People**
- **Innovation**
- **Sustainability**

[1] *Vale Production System*

Ambitions

A great company recognized by society for being:

- Benchmark in **safety.**
- Best-in-class **reliable** operator.
- Talent driven organization.
- Leader in **sustainable** mining
- Reference in creating and sharing value.

Workforce

We believe the success of our business is only sustainable when everyone thrives. The promotion of a safe and healthy workplace, the expansion of diversity, equity and inclusion in our workforce, and a compensation strategy aligned with market practices, all reinforce our organizational culture among our 64,616 direct employees and 109,506 contractors.



By business unit

	Direct employees		Contractors	
Number of employees	**2024**	**2023**	**2024**	**2023**[1]
Iron Ore Solutions	43,601	43,090	68,898	Not informed
Energy Transition Metals	13,664	15,606	7,977	Not informed
Corporate and Projects	7,345	8,111	32,631	Not informed
Total	**64,610**	**66,807**	**109,506**	**106,533**

By geography

	Direct employees		Contractors	
Number of employees	**2024**	**2023**	**2024**	**2023**[1]
Brazil	55,663	55,247	100,601	106,533
South America (exc.- Brazil)	41	41	–	-
North America	7,265	6,813	1,879	Not informed
Europe	271	277	Not informed	Not informed
Asia	1,359	4,416	7,026	Not informed
Oceania	11	13	–	Not informed
Total	**64,610**	**66,807**	**109,506**	**106,533**

[1] The number of contractors reported at the end of 2023 was revised, as it was the total number of contractors mobilized (people able to provide services). As of April 2024, the Company adjusted the assumption to reflect the criteria for contractors with access to Vale's sites and other operations. Therefore, as of December 31, 2023, there were 106,533 contractors in Brazil – with no data available at that time for international areas.

The most significant changes in the number of direct employees were due to the removal of PTVI's workforce in 2024, following the completion of our divestment in PTVI, which reduced our equity interest from 44.3% to 33.9%. The variation in the number of contractors is due to a change in the calculation methodology introduced in 2024.

Turnover rate


8.98%
8.64%
2024
2023
2024
2023

The higher turnover rate reflects the implementation of our Productivity Program and improvements in operational efficiency.


Our people inspire us to continually evolve. We are committed to and actively invest in talent development, inclusion, and diversity in our workforce.

Our cultural transformation journey

Brumadinho had a transformational impact on our company, creating a sense of urgency that accelerated learnings and actions on our journey to becoming a safer, more sustainable, efficient and innovative company. In 2024, we conducted the **2nd Cultural Diagnosis, four years after the 1st assessment, along with a new cycle of the Engagement Survey** in order to assess our progress, identify areas for improvement and plan our next steps.

2nd cultural assessment

During the implementation of the 2nd Cultural Diagnosis between January and May 2024, we adopted a qualitative approach, engaging 261 direct employees in Brazil and abroad, conducting 26 focus groups, and interviewing 60 executives and board members. **The results show that our company's transformation is genuine, with significant progress in key areas:**

- **Improvement on safety:** we have evolved in establishing processes to ensure safety and operational discipline.
- **Enhancement in all key behaviors**: with a strong emphasis on Safety Obsession and Risk Management.
- **How we achieve results matters**: we are committed not only to delivering positive outcomes but also to how we achieve them, especially regarding safety and respect for others.
- **Pride and commitment to change**: we recognize, understand and actively engage with the culture we have built. We are moving in the right direction.

To continue our progress, we have identified our key opportunities:

- **Enhancing dialog** to drive results, innovation and learning, fostering a psychologically safe environment where all employees embrace an **ownership mindset**.
- Making our **processes more streamlined, efficient and less bureaucratic**, enabling greater employee empowerment.
- Shifting from individual achievements to **genuine collaboration and integration** to achieve our company's results, engaging more with the external world.

We are proud of our journey and we will continue to evolve with consistency and discipline towards a more sustainable, efficient and innovative Vale.

Employee engagement

The Engagement Survey help us determine the extent to which employees feel connected to the company and the level of energy they put into pursuing organizational goals. It also helps us understand our evolution on the cultural journey through a quantitative approach, assessing the pillars of culture, leadership, career, well-being and belonging. Between October and November 2024, we conducted a new cycle of our survey, reaching all direct employees and achieving a record participation of over 40,000 employees globally.

We achieved an 83% approval rate (+1 p.p. compared to 2023), reinforcing that we are moving in the right direction toward becoming a safer, more sustainable, efficient and innovative company.

2024 Engagement Survey Results
Vale Approval

General


7%
10%
83%
Favorable
Neutral
Unfavorable

Vale Approval by pillar


76%
77%
83%
84%
79%
79%
85%
84%
89%
89%
CULTURE
LEADERSHIP
CAREERS
WELL-BEING
BELONGING
2023
2024

Culture | Key mindsets


87%
87%
65%
66%
66%
68%
75%
77%
90%
92%
OBSESSION WITH SAFETY AND RISK MANAGEMENT
OPEN AND TRANSPARENT COMMUNICATION
EMPOWERMENT WITH COMMITMENT
A SENSE OF OWNERSHIP
ACTIVE LISTENING AND ENGAGEMENT WITH COMMUNITIES
2023
2024

Diversity, Equity and Inclusion

Diversity, equity, and inclusion (DE&I) are strategic drivers for making Vale a more sustainable, innovative and safe company. We are committed to building a diverse and inclusive organization for all, strengthening our reputation as a company admired by society, sought after by top talent, and a benchmark in safety. We strive to ensure a respectful and psychologically safe environment, promoting accessibility and eliminating barriers, while creating development opportunities for everyone.

To achieve this, we advanced our DE&I efforts in 2024 through professional development programs, bias-free recruitment, and initiatives to combat harassment and discrimination.

We reached our goal of doubling women's representation in our workforce one year ahead of schedule, achieving 26.5%. We significantly increased the proportion of women in senior leadership, reaching 22.7%, compared to 12.4% in 2019.

Advanced our commitment to being an anti-racist company, progressing toward our 40% black individuals in leadership positions goal[1] (coordinators and above) by 2026, reaching 37.7%—a 2.8 p.p. increase from the previous year. In 2022, we exceeded the legal requirement of 5% representation for people with disabilities, and in 2024 reached 5.5% of our workforce in Brazil, across various roles.


We achieved our target: to double the share of women in the workforce, from 13% in 2019 to 26.5% in 2024.

[1] We did not count Tecnored, as we do not manage the company's DEI strategy.

Safety and **dam management**

At Vale, life comes first. Since 2019, we have completely overhauled our safety and dam management practices, transforming our culture and evolving how we operate to ensure a safer Vale for our employees, communities and society. Safety is also the foundation of our operational excellence, as there is a positive correlation between maintaining a safe workplace and achieving high levels of productivity and operational reliability.


CMD
CAT
793F
793F

Occupational health and safety

Achieving a zero-fatality operational standard is our top priority, although we do recognize that this is one of our biggest challenges. We have as our long-term health & safety goals:

Reduce the number of N1+N2 compared to the previous closing result: in 2024, our injury frequency rate decreased by 60% compared to 2019. We set more realistic yet ambitious targets for 2030, based on lessons learned.

Achieve 50% reduction in exposure to key health-hazardous agents: target met in 2023, and in 2024, we further reduced exposure by over 60% compared to baseline.

Eliminate all "very high" risks to health, safety, the environment and communities: In 2024, we achieved a 57% reduction in risk situations classified as "very high."

We will continue strengthening our culture and processes to become a benchmark in safety and operational excellence.

	2019	2024	Change (%)
N1+N2 Cases (Fatalities, life-altering incidents, and high-potential recordable injuries)[1]	62	25	(60)%
Occupational Exposure Limit[2] (in thousands)	23	9.2	(60)%
TRIFR (Total Recordable Injury Frequency Rate)[3]	3.46	1.09	(68%)

[1] *Does not includes Brumadinho.*
[2] *Sum of exposures above OEL at Vale during the year.*
[3] *TRIFR = (Occupational Injuries / Hours Worked) * 1,000,000 for direct employees and contractors. And includes Brumadinho.*

Our Total Recordable Injury Frequency Rate (TRIFR) ended the year with a 68% reduction compared to the 2019 baseline, likely making it the best performance of the year among industry peers. We also monitor near misses (N3), which increased 275% year-over-year — a positive indicator that our employees are ever more risk-aware. This progress confirms that we are creating a safer work environment, allowing us to analyze the root causes of events with fatality potential and address them before they materialize.

In process safety, we monitor events that could lead to fatalities or significant financial losses. The occurrence of such events reduced by 45% compared to the previous year.

In 2025, we will increase our safety performance to ensure a consistent reduction in N1+N2 injuries and P[1] events, driven by the following actions:

1. Implementing the Critical Task Requirements (RACs) compliance plan;
2. Operational activity planning, ensuring compliance with established safety standards;
3. Promoting safe behaviors, encouraging employees to exercise their right to refuse work in hazardous situations;
4. Implementing the Critical Control Management System (CRM) to assess compliance with safety requirements before performing activities, and
5. Focusing on contractor development and qualification to ensure that the entire workforce operates at appropriate safety levels.

Our integrated health approach fosters a safe and healthy workplace, positively impacting productivity. To manage health risks, we have global guidelines covering integral health topics and employee-focused programs. The health pillars included in our processes are occupational hygiene, ergonomics, fatigue prevention, basic working conditions, physical health and mental health. One of the monitored indicators is medical absenteeism, which helps us identify and address the main causes of medical leave, strengthening disability prevention at the primary, secondary and tertiary levels while aiming to improve working conditions.

[1] *P events are operational process safety events that generate an unplanned or uncontrolled release of energy or hazardous material, involving operating equipment or assets, which can impact the environment, people, the community and the company's assets. Comparatively, P1 events have greater consequences than P2 events.*

Dam management

Since 2019, we have been improving our tailings and dam management practices.

Upstream Dam Decharacterization Program

One of our key initiatives in dam safety and management is the decharacterization of all upstream structures in Brazil, including dams, dikes and drained stacks. Vale's Upstream Dam Decharacterization Program initially covered 30 geotechnical structures, of which 17 were eliminated between 2019 and 2024, representing 57% program completion.

In 2024, we completed the decharacterization of the B3/B4 dam in Nova Lima (Minas Gerais state), which had been classified at the highest emergency level in 2019. This was a major milestone in our dam safety improvements.

We used an innovative operational strategy for its decharacterization, employing large-scale unmanned equipment. These pieces of equipment were controlled from an operations center located approximately 15 kilometers from the dam, allowing us to eliminate the presence of workers at the site until safe conditions had been fully restored. We also decharacterized the 1A and 1B Dikes of the Conceição System in Itabira and Área IX in Ouro Preto, both located in Minas Gerais state.

We have already eliminated 57% of our upstream dam portfolio and are continuously reducing the risk of those still undergoing decharacterization. We expect to reach the end of 2025 with no structures at emergency level 3.

The 13 remaining upstream structures have publicly disclosed schedules and project stages, with a target to eliminate 90% of them by 2029 and the three most complex structures by 2035. Between 2019 and 2024, the program had a total expenditure of R$ 10.9 billion, with remaining provisions totaling R$ 13.7 billion in 2024.

Upstream Dam Decharacterization Program


90%
57%
13
4
10
3
30
2019-23
2024
2025-29
2035
TOTAL
Completed
Ongoing

The decharacterization process is crucial for the long-term risk reduction of upstream dams. However, the necessary construction work for decharacterization can impact the geotechnical stability of certain upstream tailings dams, increasing the risk of structural failure, especially in the early phases of the process. We have evacuated zones downstream of the most critical dams to mitigate these risks, ensuring no people remain in these areas. We also built physical barriers, known as Downstream Containment Structures (ECJ), to contain tailings in the event of a rupture. To mitigate risks to life, construction works on these critical dams, classified at emergency level 3, are carried out using remotely operated equipment, with the project ensuring appropriate levels of redundancy.

Following the completion of the B3/B4 dam's decharacterization, the ECJ built as a safety measure during the process is now being removed to restore the area, repurposing all materials and mitigating impacts on communities and the environment.

Over the past two years, we have removed two dams from the highest-risk category (emergency level 3) due to advancements in studies on the actual condition and stability of the structures, as well progressing in the decharacterization process. We remain committed to the Upstream Dam Decharacterization Program and expect to reduce the emergency level of the remaining structure classified at level 3, the Forquilha III dam, in 2025.

Our goal is to have zero dams at emergency level 3

We closely monitor our active and inactive dams. As of December 2024, 80 structures received a positive Stability Status Declaration (DCE), representing 84% of the structures currently covered by Brazilian legislation. Another 14 structures received a negative DCE, meaning additional assessments and/or corrective measures are required to improve safety conditions, along with the implementation of emergency actions as outlined in the Dam Emergency Response Plans (PAEBM).

Our goal is to have zero dams at emergency level 3 by the end of 2025—the company currently has 1 such structure in its portfolio. This target will be achieved as a result of our strong dam safety efforts. Since 2020, we have reduced the number of structures at any emergency level in Brazil by 60%. We currently have 14 structures at some level of emergency, compared to a peak of 35 structures in 2020.

An important milestone in our commitment in 2024 was the reduction of the maximum emergency level of the Sul Superior dam from level 3 to level 2. The reduction was made possible by new geotechnical surveys, the expansion of monitoring instruments, and the advancement of studies that provided a better understanding of the structure's actual stability condition.

Dams by emergency level

Rating under Brazilian legislation


-60%
-74%
35
4
7
24
14
1
4
9
9
4
5
2020
(PEAK)
DEC-24
2025
(ESTIMATE)
Level 1
Level 2
Level 3

We are working to improve the safety conditions of the remaining 14 structures, including, in some cases, enhancing geotechnical knowledge of their structure and foundation, implementing construction work to improve safety, and proceeding with the decharacterization of dams.

Global Industry Standard on Tailings Management (GISTM)

Published in August 2020, the GISTM establishes a global benchmark for achieving the highest social, environmental and technical standards in the management of Tailings Storage Facilities (TSFs). It prioritizes the safety of structures throughout their entire life cycle, including planning, design, operation and post-closure. This initiative requires mining companies to strengthen their technical, operational and governance commitments to ensure zero harm to people and the environment. The GISTM is the result of a joint initiative by the International Council on Mining and Metals (ICMM), the United Nations Environment Program (UNEP) and the Principles for Responsible Investment (PRI).

We implemented GISTM for 48 of the 50 TSFs in our portfolio in August 2023 - regardless of their consequence rating - although we have made a public commitment to implement it for all EARs with "extreme" and "very high" consequence ratings - and continue to have a continuous monitoring process to ensure compliance with the standard. The two remaining TSFs, the Torto Dam and the Dique de Pedra, will meet GISTM requirements by August 2025. For further information on Vale's compliance with GISTM, see the executive summary **here.**



Alternatives to tailings dams

A key preventive measure currently underway is reducing reliance on tailings dams in our production processes. Vale already operates filtration and dry stacking systems for approximately 80% of the tailings generated at four major operational units: Brucutu, Conceição, Cauê and Vargem Grande. In addition, new dry beneficiation technologies continue to be part of the company's strategic initiatives in research and development.

Sustainability

Our journey towards ESG (environmental, social and governance) leadership is focused on advancing the best available initiatives and technologies to minimize negative impacts and enhance positive outcomes for nature and people. After all, our operations are dependent on nature and have a significant impact on it. We have accordingly established long-term commitments aligned with the UN's 2030 Sustainable Development Goals, and have fostered engagement with our stakeholders to support the continued development and sustainability of our business.

In 2024, we announced the voluntary adoption of the International Sustainability Standards Board (ISSB) framework for preparing and disclosing a sustainability-related financial report, making us one of only two Brazilian companies to adopt this standard in its first year. With this, Vale expects to publish its first ISSB-compliant report in 2025. These initiatives reflect our commitment to sustainability and climate change mitigation, aligning with global best practices.

Building on this commitment, we have historically participated in the UN Climate Change Conference of the Parties (COPs). In order to make consistent and assertive progress, we believe that COP-30, to be held in Brazil, will be a key moment to discuss progress on initiatives in the Amazon-related initiatives, a biome where we have been present for nearly 40 years and where we have implemented important conservation efforts. Our engagement in this critical agenda aims to leverage Brazil's vast potential to spearhead global decarbonization efforts, fostering a more sustainable and resilient economy.

See below a summary of our ESG initiatives.


Vale is one of the companies supporting the preparations for COP-30, the United Nations Climate Change Conference, which take place in Belém, Pará, in 2025.

Nature

Through a collaborative process involving internal and external stakeholders, we have established a set of six goals, with biodiversity as a cross-cutting theme:

1. Make nature an essential aspect of our governance, management and decision-making.
2. Strengthen biodiversity management in our processes and value chain, assessing impacts, dependencies, risks, and opportunities.
3. Leave a positive legacy through restoration and conservation, strengthening partnerships with civil society organizations, traditional communities, and indigenous peoples.
4. Invest in innovation, co-production and sharing of technical and scientific knowledge, including and valuing traditional knowledge.
5. Disseminate knowledge, initiatives and results as a source of dialogue and engagement with different stakeholders.
6. Influence transformational external agendas that contribute to nature-positive outcomes (advocacy).

We recognize that our operations significantly impact land use, vegetation coverage, and watercourses. We have consequently committed to voluntary targets and goals related to water and forests to be achieved by 2030. See our achievements below:

Since 2020, we have protected and/or restored 218,536 hectares, marking significant progress toward our voluntary forestry commitment to restore and protect 500,000 hectares beyond our operational boundaries by 2030.

As of 2024, we have 200,093 hectares protected through partnerships with conservation units (115,000 ha) and REDD+ projects (85,000 ha)[1]. We also support forest businesses and funds that have implemented sustainable restoration models across 18,443 hectares, bringing the total to 218,536 hectares protected and restored since 2020.

Vale protects or helps protect around one million hectares of both its own and third-party areas, either through voluntary actions or legal compliance, including conservation units linked to our forestry goal (115,000 ha). Of this total, 80% is located in the Amazon. Within Vale's business strategy, Amazon conservation is fundamental, directly connecting our nature, climate and people strategies. For nearly 40 years, we have been active in the Carajás Mosaic in southeastern Pará state, where we help protect 800,000 hectares in partnership with the Chico Mendes Institute for Biodiversity Conservation (ICMBio).

[1] REDD+ (Reducing Emissions from Deforestation and Forest Degradation) is an incentive developed under the United Nations Framework Convention on Climate Change (UNFCCC) to financially reward developing countries for reducing greenhouse gas emissions from deforestation and forest degradation.

Over the past 20 years, we have achieved a 49% reduction in the average annual use of new water for industrial purposes by implementing solutions that increased the use of sustainable sources and the reuse of treated wastewater.

We are aiming for a 27% cumulative reduction in specific freshwater use by 2030 (baseline year: 2017), with a focus on regions experiencing higher water stress. To support this goal, several water sustainability projects are currently in progress, including the Tubarão unit project (Espírito Santo state), which will expand water storage capacity to 180,000 m^3 by 2026 and incorporate a rainwater storage reservoir for reuse.

We actively participate in Water Resources Technical Groups, where guidelines for responsible water and effluent management in mining are discussed and defined. Our engagement extends to committees, such as the International Council on Mining and Metals (ICMM) and the Brazilian Mining Institute (IBRAM), where we participate in 15 Committees and Subcommittees, and the Technical Chamber for Watershed Planning, Projects, and Control. We are also members of the Brazilian Business Council for Sustainable Development's (CEBDS) Technical Committee on Water, where we conduct studies, develop solutions, and share insights.

As announced in Davos in January 2024, we joined the group of companies committed to early adoption of the Taskforce on Nature-related Financial Disclosure (TNFD) initiative. This aims to establish guidelines for companies to include biodiversity and natural capital risks in their financial reports. In June 2024, we published our pilot report, featuring the first assessment of impacts, dependencies, risks and opportunities for our direct operations in Brazil. Based on the pilot's findings, we revised our biodiversity risk management process, which has now been incorporated into the company's risk map. The report is available **here.**

Social

We want to be partners in the communities and regions where we operate. Our social efforts are carried out through risk and impact management on communities neighboring our operations and by supporting territorial development, always considering stakeholder engagement and upholding respect for human rights as a non-negotiable principle. We have made three commitments under our current social framework: (i) to help lift 500,000 people out of extreme poverty; (ii) to support all indigenous communities neighboring our operations in developing plans to secure the rights outlined in UNDRIP; and (iii) to be ranked in the top 3 of ESG ratings. Our progress in each of these areas is described below:

20 proof-of-concept projects are being developed across six states, involving approximately 51,000 people and partners, as part of our goal to help lift 500,000 people out of extreme poverty.

In 2024, we made progress on our public commitment of supporting 500,000 people out of extreme poverty by 2030. There are around 51,000 people involved in projects, in six states. Of this total, 80% live in Pará and Maranhão. The 20 ongoing proof-of-concept projects involve partners such as UNICEF, the Fundação Amazônia Sustentável, Cidade Escola Aprendiz, and the Health Promotion Center, among others.

This initiative aligns with UN Sustainable Development Goal 1 (SDG): No Poverty. It also applies a Multidimensional Poverty Index (MPI), adapted for the program from the original MPI developed by the University of Oxford, UK, to assess and monitor results. Methodologically, Vale views poverty as a multidimensional phenomenon and adopts an approach based on Multidimensional Family Support (AFM) spanning five dimensions: education, income, health, nutrition and infrastructure. The partnership focuses on geographies overseeing and referring families towards the public policies and social programs available in each area, while assessing their effects on everyday life and addressing the vulnerabilities identified.

By 2030, our target is to support all indigenous communities neighboring our operations in developing and implementing plans to secure the rights outlined in the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP). In 2024, we finalized and published the Kayapó People's Consultation Protocol in the state of Pará, Brazil. In addition to the Kayapó, 4 other Indigenous communities among the 11 that Vale engages with in the country—Ka'apor and Guajajara from the Rio Pindaré and Caru Indigenous Lands (Maranhão), and Tupiniquim from the Comboios Indigenous Land (Espírito Santo)—are actively working to implement the company's commitment to the rights outlined in the UN Declaration on the Rights of Indigenous Peoples (UNDRIP). This is being pursued through the development of their Consultation Protocols, Territorial and Environmental Management Plans, or Life Plans.

In 2024, we finalized and published the Kayapó People's Consultation Protocol in the state of Pará, Brazil.

Beyond our commitments, in 2024, we expanded our social engagement through various initiatives, including:

1. Engagement with 1,214 local communities in the countries where we have operations. During this period, a total of 368 Local Community Engagement Plans were implemented, 351 of which were in Brazil. Additionally, 93.5% of the 169 communities considered priority for engagement in Brazil were covered by Engagement Plans. We are committed to covering 100% of priority communities with plans by 2026.
2. We conducted a new Community Opinion Survey across Brazil[1], covering both local and traditional communities that engage with Vale. This initiative aims to assess the level of trust communities have in Vale and the approval of our presence in our geographies. The survey also provides insights into community perceptions of their quality of life. Among the key findings: approximately 73% of respondents from local communities agreed that Vale is a trustworthy company.

[1] *The survey interviewed a total of 6,683 people across five states (Espírito Santo, Rio de Janeiro, Minas Gerais, Maranhão and Pará), covering 68 municipalities and 221 communities (168 local communities and 53 traditional communities).*

3. Among respondents from traditional communities, this agreement rose to 78%. Insights like these help us evaluate and develop social strategies on the most relevant issues, continuously working to strengthen relationships and build trust with communities.

4. We have worked to strengthen the process of managing community safety, to better understand the impact in Vale's geographies and to reduce incidents of social harm related to our operations. We have recorded 98 accidents involving community members, representing a 3% increase on 2023. The majority of events involved the company's suppliers. Unfortunately, these accidents resulted in 12 fatalities[1]. We emphasize that these were not occupational accidents, nor does this report seek to assign blame or responsibility for the incidents. We remain committed to reducing accidents involving community members by 40% by 2027. We recognize the severity of these incidents and are actively assessing root causes and identifying which mitigation actions have been effective so they can be reinforced and replicated. It is essential to work alongside the public sector, and we are already mobilizing partners and suppliers to implement effective actions aiming to reduce these events.

5. We recorded 9,313 community demonstrations through our Listening and Response Mechanism, 99% of which were answered and 82.2% responded to. Of the total complaints, 54.5% were related to urban mobility, dust emissions, weeding and/or pruning, damage to homes and other property, and noise.

6. Regarding community perceptions of risks related to the safety of our dams, we maintain ongoing dialogue and implement various preventive actions. Our key initiatives include[2]: 28,562 people participated in activities related to the Mining Dam Emergency Action Plan (PAEBM); 22 municipalities were involved in initiatives for Emergency Action Plans for Mining Dams; 23 emergency drills were conducted with community participation; 32 educational seminars and public meetings were held with local communities; 239 school activities engaged a total of 16,000 participants, including students and teachers and 44,026 buildings were visited to invite residents to seminars, public meetings, and other dam safety initiatives.

7. In line with our commitment to respect and promote human rights, in 2024 we launched the second cycle of independent Human Rights Due Diligence (DDDH) assessments at Vale Oman's pelletizing and distribution plants and at five operational sites in Brazil's Northern System (Serra Norte, Sul, Leste, Manganês Azul, and the Carajás Railroad and EFC). We also have a practice of conducting due diligence process on high-risk suppliers. In Brazil, 72% of high-risk suppliers have measures in place to mitigate human rights risks, including questionnaires, training, document and field inspections, action plans and monitoring.

8. In 2024, we reached R$ 11.6 billion in social, environmental and institutional expenditures, including those related to Brumadinho, with

- R$ 4,956 million for social and institutional initiatives, of which 42% are related to voluntary investment and institutional relations and operational impact management (R$ 2,089 million); 25% are related to obligation fulfilment (R$ 1,230 million) and 32% are investments from Tax-deductible Funds[3] (R$1,637 million).

- R$ 6,618 million for environmental initiatives, considering Vale's internal expenditures.

[1] Events resulting from suicide and uncontrolled activities (those for which Vale does not have formal rights or responsibility to ensure the implementation and compliance of its health, safety, and environmental requirements) are not included in our records.
[2] These figures refer to ferrous operations in Brazil.
[3] This amount includes expenses on Incentive Laws and the Pará Structure Program.

ESG assessments

Throughout 2024, we continued progressing in external ESG assessments, reinforcing our commitment to aligning our operations with the best environmental, social and governance (ESG) practices demanded by both the market and society. As a result of our ongoing efforts, we have continuously improved our ESG rating.

We closed 2024 with a Sustainalytics score of 33.7, marking a 21-point reduction since 2019, in line with our goal of ranking among the Top 3 in major ESG assessments.

Agency	2019	Current rating
MSCI (AAA maximum/ CCC minimum)	CCC	B
Sustainalytics (the lower, the better)	54.5	33.7
ISS Governance (the lower, the better)	10	1
DJSI (the higher the better)[1]	45	46

[1] *Dow Jones Sustainability World Index. Also known as CSA (S&P Global's Corporate Sustainability Assessment).*



Decarbonization

Climate change is an urgent issue in today's world. We recognize the role that mining can play and are developing solutions to ease our greenhouse gas (GHG) emissions and to facilitate the transition to a low-carbon economy. The company has made progress in climate risk management by integrating this process into a multidisciplinary risk management approach that covers both operational and non-operational parts of the business.

Our governance is aligned with the company's management model, encompassing the entire value chain and considering short-, medium-, and long-term horizons. We periodically reassess the process to ensure alignment with the strategic decisions of senior leadership. We conduct resilience analyses based on different climate scenarios, using a risk matrix that factors in severity and probability.

For climate risks, we have developed specific methodologies to assess transition and physical impacts, aligned with TCFD guidelines and now with IFRS S2. The main identified risks include regulatory/legal, technological, market, reputational, and physical issues

Our decarbonization journey includes projects to expand the use of alternative energy sources and reduce reliance on fossil fuels in our operations (Scopes 1 and 2). We also collaborate with our suppliers and customers to achieve reductions in Scope 3 emissions, which account for 98% of the total. Our climate targets include:

Long-term targets

- Reduce absolute Scope 1 and 2 emissions by 33% by 2030 (from a 2017 baseline).
- Achieve net zero Scope 1 and 2 emissions by 2050.
- To reduce Scope 3 net emissions by 15% by 2035, compared to the baseline 2018.

Learn more about our decarbonization strategy **here.**

To support these goals, we have established public commitments, such as:

- Source 100% renewable electricity in Brazil by 2025, which we achieved in 2023, and globally by 2030; and
- Improve global energy efficiency performance by 5% by 2030.

We also rely on our strategic differentiators, such as:

A high-quality portfolio: 1) we will supply 60-70 million metric tons of agglomerates over the coming years, contributing to lower fossil fuel consumption, particulate emissions and water usage in production and steelmaking process; 2) Vale is uniquely positioned to meet the growing demand for critical minerals essential for the global energy transition.

Renewable energy: in 2023, we achieved 100% electricity from renewable sources in Brazil, two years ahead of the established deadline[1]. We continue striving to achieve a 100% renewable global energy supply by 2030.

CO_2

Low-carbon footprint of our products: To meet market requirements, Vale follows the GHG Protocol and ISO 14067 to calculate the carbon footprint of its products, using the "cradle-to-gate" approach. In 2024, we made significant progress in mapping and verifying the carbon footprint of our iron ore products, reaching 90% coverage of sales volume. In our Energy Transition Metals business, 98.8% of our Copper, Nickel, and Cobalt products have already had their carbon footprints calculated and verified.

Energy efficiency: Vale has been investing in technological innovation to improve the energy efficiency of its operations, with a highlight on the *Mina Inteligente* (smart mining) project, which uses artificial intelligence to optimize diesel consumption in off-road trucks. By providing recommendations on operational parameters, the project focuses on determining the ideal truck speed for each section of the mine.

[1] Validation by an external and independent auditor expected in 1Q25.

In 2024, we made significant progress in our decarbonization journey alongside our partners, including:

- We signed a Strategic Alliance Agreement with Petrobras for the supply of biobunker (a fuel used in ships) and co-processed diesel containing renewable content. Diesel R5, which has 60% lower carbon intensity, is currently being tested on the Vitória-Minas Railway and at the Fábrica Nova mine in the Mariana Complex (MG). We are also collaborating on more competitive models for the supply of natural gas, a key input for pellet and iron-ore-briquette production.

- We signed a Strategic Alliance Agreement with Green Energy Park (GEP), a European integrated hydrogen company, to develop decarbonization solutions for the global steel industry. Through this partnership, we will conduct feasibility studies for the installation of a green hydrogen production facility in Brazil, which will supply a future Mega Hub—an industrial complex dedicated to manufacturing low-carbon steel products.

- We began testing rotor sails on the Sohar Max, a Valemax vessel measuring 362 meters in length with a 400,000-ton cargo capacity. Developed by UK-based Anemoi Marine Technologies, these sails harness wind power to reduce fuel consumption and emissions. The Sohar Max trial marks the fifth wind energy project installed on ships servicing Vale, either supported or funded by the company, across vessels of different sizes. Two additional projects are planned by the end of 2025.

- We signed a Memorandum of Understanding (MoU) with Hydnum Steel to develop low-carbon solutions for steel production. The agreement includes the joint assessment of the feasibility of building an iron-ore-briquette plant as part of Hydnum Steel's green steel project in Puertollano, Spain. The plant will begin producing 1.5 million tons of rolled steel in 2026 and is projected to reach an annual capacity of 2.6 million tons by 2030.
- We signed a multi-year pellet supply contract with Roheisengesellschaft Saar mbH (ROGESA), a joint subsidiary of Dillinger and Saarstahl AG, marking a significant step in decarbonizing the steel industry. The agreement covers the supply of blast furnace pellets from 2025 to 2027, with a flexible transition to direct reduction pellets from 2028, following the commissioning of ROGESA's direct reduction plant in Dillingen.
- We signed a five-year contract with Wilson Sons for the dry-docking of seven vessels at the company's shipyard in Guarujá, at Port of Santos. During the contract period, scheduled maintenance will be carried out on five tugboats and two ferryboats owned by the company, which operate in Rio de Janeiro. This initiative is expected to result in a 67% fuel savings for the company.
- We signed a Collaboration Agreement with Caterpillar to test large electric-battery haul trucks and conduct joint studies on ethanol-powered trucks.
- We finalized a Collaboration Agreement with Komatsu and Cummins to develop dual-fuel off-highway trucks powered by a blend of ethanol and diesel. This pioneering project aims to reduce direct CO_2 emissions by up to 70% compared to diesel-powered engines. These will be the first trucks of this size in the world—with a capacity between 230 and 290 tons—to be fueled by ethanol .


We supply critical minerals essential for global megatrends in decarbonization and electrification.

Reparations

Vale's B1 dam collapse, Brumadinho, 2019

We will never forget Brumadinho. Since 2019, we have remained committed to the full reparation of the damages caused. We have completed 75% of total obligations under the Judicial Settlement for Integral Reparation ("Global Settlement"), including performance (39% completed) and payment (91% completed) obligationsuntil the end of 2024. The initiatives completed in the year met the demands made by compliance enforcement agencies (Minas Gerais State Government, the Public Prosecutions Departments of Minas Gerais state and the Federal and Public Defenders' Office of the Minas Gerais State') and were approved by the Court.

One of our goals is to support economic diversification in our communities in order to create new opportunities and reduce their reliance on mining. Tourism has been identified as a key economic driver for Brumadinho, yielding significant results. One highlight was the participation of 240 tourism businesses from the region in the 2024 Exhibition of the Brazilian Travel Agencies Association (ABAV), held in Rio de Janeiro.

Our Economic Development Program is supporting a range of initiatives to boost these activities in the region, in partnership with Instituto Terra and Instituto Inhotim. Beyond tourism, in Córrego do Feijão, community initiatives have been introduced to support the development of local small businesses.

2019	2021	2024	2026	2031
B1 Dam collapse	Brumadinho **Integral Reparation** Agreement	**75%** concluded	**~86%** concluded	**100%** concluded

Integral Reparation Agreement – 2024

R$ billion


ACTIONS TAKEN BEFORE THE AGREEMENT
100%
6.4
39%
19.9
PAYMENT OBLIGATIONS
R$37.7 bn
11.4
PERFORMANCE OBLIGATIONS
91%

SOCIO-ECONOMIC AND SOCIAL-ENVIRONMENTAL REPARATION

17,000+
people indemnified, totaling **R$ 3.8 billion**

8,800+
civil and labor settlements signed

3.7 billion+
liters of water for human, animal and agricultural consumption.

525,100
metric tons of animal feed supplied over a period of five years.

550+
water supply **facilities** built, benefiting a population potentially exceeding 5 million people with sanitation work in the Rio Paraopeba, Velhas and Doce basins.

1,730
ongoing proceedings related to the reassessment of mental health damages.

434
local associations and small businesses supported, directly and indirectly benefiting more than **16,000** people.

R$ 17 million
in revenue reported by **137** supported businesses, out of the **143** that received financial support.

88%
of handled taillings of a total of **12.4 million m^3**

48%
of disturbed land under environmental rehabilitation, out of a total of **658 hectares**

228,000
seedlings planted, all native to forests in Minas Gerais

10,913
animals have received care from Vale since 2019. The majority of those affected have been resettled in new homes, while **777** people remain housed by Vale.

Samarco's Fundão dam collapse, Mariana, 2015

On October 25, 2024, we signed the Definitive Reparation Agreement to address the damages caused by the collapse of the Fundão dam in Mariana, Minas Gerais, Brazil, which occurred on November 05, 2015. The agreement was also signed by Samarco Mineração S.A. and BHP Billiton Brasil Ltda., in coordination with: the Brazilian Federal Government, the State Governments of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors' Offices and the Public Defenders' Offices and Other Brazilian public entities.

The Final Agreement enabled a mutually beneficial resolution for all parties under fair and effective terms, ensuring legal certainty. It was the outcome of a high-level mediation process conducted by the 6th Region Federal Court of Appeals, with engagement from Brazilian authorities and public entities. The agreement was backed by social, environmental, and technical criteria, reinforcing our commitment to Brazilian society and a better future for people, communities and the environment.

It establishes a total financial commitment of approximately R$ 170 billion[1], covering both past and future obligations, to support the people, communities, and environment affected by the dam collapse. The agreement outlines three main categories of obligations.

The Final Agreement permitted a mutually beneficial resolution for all parties

[1]*Future financial commitments are presented in real terms, without discounting, and will be adjusted for inflation based on Brazil's IPCA index*

Amounts (at 100% basis)	Main obligations
R$ 100 billion	Installment payments over 20 years to the Federal Government, the States of Minas Gerais and Espírito Santo, and the municipalities to fund compensatory programs and actions tied to public policies.[2]
R$ 32 billion	Samarco's performance obligations, including initiatives for individual indemnification initiatives, resettlement and environmental recovery.
R$ 38 billion	Amounts already invested in remediation and compensation measures.
R$ 170 billion in total	

[2] *Adjusted for inflation based on Brazil's Broad Consumer Price Index (IPCA).*

Obligations to perform

Samarco will need to execute certain affirmative covenants, including: to implement a simplified and voluntary individual compensation system, environmental recovery measures for the Rio Doce river and the completion of community resettlements, which reached approximately 90% of cases delivered by December 2024. As a result, some of the 42 programs managed by Fundação Renova will be gradually transferred to Samarco or public authorities, while others will be concluded. With the signing of the agreement, the Fundação Renova Settlement Council was established, officially ending its governance. In parallel, Samarco established the Reparation Committee to support initiatives related to Mariana's reparation efforts.

Obligations to pay

The funds will support various compensation initiatives, ensuring substantial funds for healthcare improvements, sanitation, fishing activities, community financing, and a dedicated approach to Indigenous and traditional communities and municipalities.

Following the signing of the Agreement, we recorded an additional provision of R$ 5.3 billion in 3Q24, closing 2024 with a total provision of R$ 22.7 billion.

Vale's provision and expected cash outflow

Vale reaffirms its commitment to supporting Samarco in repairing the damages caused by the Fundão dam collapse. As previously agreed by its shareholders, Vale is obligated to fund up to 50% of any amounts that Samarco, as the primary debtor, is unable to cover. Vale's provision for these obligations was recorded at US$ 3.7 billion as of December 31, 2024, including estimated contributions from Samarco. The estimated cash disbursement schedule is presented below.

Cash outflow of Samarco commitments[1]:

	Already disbursed	2025	2026	2027	2028	2029	2030	Yearly average 2031-2043
Mariana reparation (R$ billion) – 100%	45.0	23.8	11.6	6.5	5.9	5.4	5.8	5.1
Vale's contribution (R$ billion)		11.5	5.8	3.2	2.2	1.8	1.4	-
Vale's contribution (US$ billion)[2]		**1.9**	**0.9**	**0.5**	**0.4**	**0.3**	**0.2**	**-**

[1] *Amounts stated in real terms.*
[2] *BRL-USD exchange final rate of December 31, 2024 of 6.19.*

Closing BRL-USD exchange rate of December 31, 2024 of 6.19.

Investor Engagement

Open dialogue

Our Investor Relations department maintains an open dialogue with shareholders and the capital market in general. To facilitate this dialogue, the company employs diverse communication and contact channels, implements an engagement program and duly discloses information about the company, its business performance, relevant corporate governance issues and sustainability initiatives, etc.

As part of our engagement program, we participate in investor conferences, non-deal roadshows, in-person and virtual meetings, webcasts and other touchpoints with a wide range of institutional investors, from large institutions to small and medium-sized companies, pension and endowment funds, family offices and individual investors. These engagements provide us with the opportunity to listen to the main concerns of our investors and to use them as a sounding board for other issues. Below are the main events in our engagement program:



General Meetings

Considering the Company's global presence, the meetings are held exclusively on-line, allowing all shareholders to participate fully and equally from any location and free of charge.

In 2024, we convened an Annual and Extraordinary General Meeting in April and an Extraordinary General Meeting in November, information about which can be found **here**.

Vale Day

Conducted by Vale's Chairman and other members of the Executive Committee, Vale Day presents the Company's long-term strategy and updated outlook, key results and practices, in addition to clarifying issues raised directly by shareholders and market analysts, who participate in person. The event is also broadcast live online, available to the entire market.

Vale Day is held once a year, usually in December, and is the most important event geared towards current and potential investors. It is an opportunity to provide deeper insight into the Company and its opportunities. The presentation and materials related to Vale Day 2024, which was held in New York on December 2, can be accessed **here**.

Analyst & Investor Tour

The Analyst & Investor Tour is an annual event led by the Executive Vice President of Finance and Investor Relations, with the support of business leaders. The tour provides an in-depth view of one of our business operations. It consists of a presentation broadcast live and online to the entire market, with a thorough explanation of the fundamentals and prospects of product supply and demand.

For those attending the event in person, the presentation is followed by a visit to our operational areas, with the purpose of providing additional information about our assets and processes. Due to logistical and operational restrictions, this tour is limited. The Analyst & Investor Tour 2024 presentation is available **here**.

Field Trip

Field trips are visits to operational and reparation areas by large institutional investors, market analysts and representatives of ESG rating agencies. The visiting group is limited due to logistical and operational constraints. In 2024, three field trips were organized for 39 invited participants. Any presentations made are promptly disclosed to the general market **here**.

Quarterly Performance Webcast

According to our Annual Calendar of Corporate Events, the day after we release our quarterly results, our CEO, Executive Vice President of Finance and Investor Relations and others Executive Vice Presidents meet with market participants for a virtual meeting, in which they comment on the quarterly performance and address questions live from investors and market analysts.

Conferences

In 2024, our CEO, Executive Vice President of Finance and Investor Relations and the Investor Relations team participated in 30 conferences, 10 of which were in London, 6 in New York, 3 in Miami, 7 in São Paulo and 4 in Rio de Janeiro. These events are promoted by major banks, mostly focused on investments in the metals and mining industries. The plurality of conferences allows for closer contact with a relevant number of current and potential investors, to provide updates on the Company's performance, clarify queries, and receive feedback for the continuous improvement of our performance.

Non-deal roadshows

Throughout the year, our executives participate in non-deal roadshows (NDRs) organized directly by Vale or by partner banks. During the NDRs, our executives visit investors in prioritized markets and provide a comprehensive overview of Vale's performance.

NDRs help us develop and build long-term relationships between management, investors and market analysts, reaching some investors who do not attend conferences. We also listen to investors about areas of interest and receive feedback on the perception of the company, in addition to managing expectations and correcting potential misconceptions about corporate facts.

In 2024, Vale executives and the Investor Relations team represented the Company in 4 (four) NDRs, held in New York, London and Boston.

During 2024 and the first three months of 2025, the Board of Directors conducted NDRs in Rio de Janeiro, São Paulo, Boston, New York, and London, as well as virtually, to gauge shareholders' perceptions of Vale's performance

and management and to ascertain expectations for the Board of Directors' composition for the 2025-2027 term. These meetings were attended by the Chairman, Vice Chairman, Lead Independent Director (LID), and other members of the Board of Directors, including, in some cases, Vale's CEO and CFO. In 2024, the Chairman and/or the LID held over 50 meetings with investors, and in 2025, these meetings had reached over 30, covering more than 37% of the February 2025 shareholder base.

ESG Events

On our journey to ESG leadership, our executives and Investor Relations team hold individual or group meetings with leading ESG investors, major rating agencies and ESG market initiatives, in addition to participating in conferences geared towards this audience. In 2024, our representatives participated in 4 conferences, 5 NDRs and 60 meetings with an ESG focus. And in October 2024, we hosted an ESG webinar for our investors.

Meetings in general

In 2024, our Investor Relations team held 326 in-person and/or virtual meetings with investors of varied profiles. We act quickly and proactively to forge a relationship of trust between Vale and the market.

IR Channels

Our Investor Relations team diligently serves our investors, debenture holders and debt security holders through our official communication channels.

Perception Study

The Perception Study is an annual survey conducted on investors to ascertain their perception of our engagement and communication of the Company's strategy and relevant information. The survey is grouped into four topics: Investor Relations team assistance, communication tools, disclosure and ESG. In 2024, the overall score was 4.42 (on a scale of 0 to 5), the highest score since 2019. The perception study provides important opportunities for improvement in the support provided to our shareholders.



Corporate governance

We are committed to the best global corporate governance practices, which enables us to compete efficiently and generate value for our shareholders in the long term. Our governance model aims to establish clearly defined principles and roles, as well as transparency and stability to guide our actions.

As a result of the evolution of our practices, in 2024, our Governance Report reached the level of 100% adherence to the practices recommended by the Brazilian Corporate Governance Code.

Vale's governance structure

Our structure includes a Board of Directors, whose mission is to protect the Company's assets and maximize, in the long term, the return on shareholders' investment, operating within the highest ethical principles to ensure the company's sustainability in line with our purpose.

Our Board of Directors is permanently advised by five statutory Committees, whose purpose is to assist in monitoring the Company's activities in order to make the Board's decisions more efficient and of higher quality. They are: (i) Capital Allocation and Projects Committee, (ii) Audit and Risks Committee, (iii) Nomination and Governance Committee, (iv) People and Remuneration Committee and (v) Sustainability Committee. Until April 2024, the Board of Directors had an Innovation Committee, which was non-statutory and non-permanent, and whose responsibilities were incorporated by the other Committees and the Board, optimizing our governance structure.

In turn, the Fiscal Council, a permanent and independent body of the Executive Committee and the Board of Directors, seeks to help the organization perform better, through the principles of transparency, equity and accountability. Among other matters, the Fiscal Council monitors the actions of the management, verifies compliance with their legal and statutory duties, examines the quarterly balance sheets and the financial statements for the fiscal year and issues an opinion on them.

Our Executive Committee, among other statutory duties, is responsible for complying with and enforcing the general guidelines of the Company's business, ensuring the safety of people, social progress and respect for the environment in all locations where the Company operates, as well as resolving administrative policies and implementing corporate policies and guidelines established by the Board of Directors.

The Company also has five non-statutory Executive Risk Committees of an advisory nature, responsible for advising the Executive Committee on technical matters, and the Conduct and Integrity Committee, established by the Board of Directors to promote the Ethics & Compliance Program and compliance with the Company's Code of Conduct.


General Meeting
Fiscal Council
Board of Directors
Advisory Committees
• Capital Allocation and Projects
• Audit and Risks
• Nomination and Governance
• People and Remuneration
• Sustainability
Audit & Compliance Office
Corporate Governance Office
CEO
Corporate Affairs VP
Commercial and Development VP
Finance and IR VP
People VP
Operations VP
Sustainability VP
Technical VP

Non-statutory Executive Vice Presidencies.

Our management model

Our Bylaws separate the positions of Chairman of the Board of Directors, elected by the General Shareholders' Meeting, and CEO, chosen by the Board of Directors. The former is dedicated to the Company's strategic agenda, overseeing and supporting actions, while the latter leads the company's operations to achieve the best possible results. Both roles, however, converge around a single objective of ensuring the necessary conditions for building Vale 2030: a reliable partner, with a superior portfolio and oriented towards results.

Our Bylaws also provide that, if the elected Chairman of the Board is a non-independent director, the elected independent members must appoint an independent director to serve as Lead Independent Director (LID), providing an alternative channel of contact with our investors. Since 2023, Mr. Daniel André Stieler

has served as Chairman and Mr. Manuel Lino Silva de Sousa Oliveira has served as LID[1].

Under our Bylaws, our Board of Directors must be comprised of a minimum of 11 (eleven) to 13 (thirteen) members, and the body currently consists of 13 members, with 8 independent members, which is above the minimum of 7 independent members established in the Company's Bylaws. Furthermore, it is significantly higher than the premises contained in the B3 Novo Mercado Regulation. In addition, among the members of the Board, 1 (one) member and his/her alternate are elected by the Company's employees.

Vale's Fiscal Council must be formed by 3 (three) to 5 (five) effective members and their respective alternates. According to the Company's Bylaws, the holder of special class preferred shares (golden shares) is guaranteed the right to elect and dismiss, in separate votes, 1 (one) effective member of the Fiscal Council and his/her respective alternate.

Annual assessment of the Board of Directors

Vale's Board of Directors periodically conducts, with the support of the Nomination and Governance Committee and the support of specialized and independent external advisory services, an evaluation process regarding its effectiveness, which stimulates reflections and debates on opportunities for its continuous improvement, evolution of its governance and reinforces the engagement of the Board Members in this process.

The most recent evaluation process, which began at the end of 2023 and concluded in the first quarter of 2024, was attended by the Board Members and members of the Company's Executive Committee, providing a broad view of the priorities to be addressed for the evolution of governance and optimization of the performance of Vale's Board, aligned with the highest standards, compatible with a global corporation.

In the context of this process, both the Board and its Advisory Committees were evaluated, addressing issues related to the following topics: (a) fulfillment of the mandate; (b) composition and structure; (c) processes and support structure; (d) dynamics and effectiveness; and (e) contributions. The results of the evaluation were presented to the board members in a consolidated manner, and from then on, priority fronts were aligned for the development of the effectiveness of the Board and its Advisory Committees.

The Board's evaluation process also provided better visibility regarding the evolution of its maturity and its main strengths, in the view of its directors and the Company's executives, with emphasis on i) the relevance of the Board of Directors' agenda and the degree of contribution to the Company's business, ii) the evolution in the Board's environment and in relationships of trust, and iii) alignment regarding the board's priorities, including strategy, culture, people and institutional relations.

For more information on the regular Board of Directors evaluation process, visit the Company's ESG Portal, **Leadership Section**.

Board of Directors' Performance

The Board met 27 times in 2024, with 2 strategic planning meetings and 6 dedicated exclusively to the succession process of the Company's CEO. The average attendance rate was 99%, with no board member attending less than 75% of the meetings. In 2024, among the Board's actions, we highlight:

[1] *As determined by the independent directors on June 29, 2023.*

- Strategic actions to position the Iron Ore business as a leader, supporting initiatives for operational stability and building platforms to expand our high-quality portfolio, always reinforcing the commercial focus on key customers. The main actions include: (i) approval of the iron ore concentration plant in Sohar, serving the Middle East market and serving as a model for future Mega Hubs; (ii) the acquisition of a 15% stake in Anglo American Minério de Ferro Brasil S.A., allowing access to high-quality pellet feed through an off-take agreement; (iii) renegotiation of railway concessions to optimize the obligations of the concession contracts of the Vitória-Minas Railway and the Carajás Railway; and (iv) leasing of mining rights and the Company's long-term strategies on the subject;

- Continuation of repair actions in Brumadinho and Mariana, the latter culminating in the definitive agreement with the Public Authorities in Brazil for the full repair of the rupture of the Samarco Fundão dam;

- Monitoring the Metals for Energy Transition business of Vale Base Metals (VBM), having strengthened the organizational structure of this subsidiary, led the succession process of its CEO and acted in the evolution of governance between Vale and VBM, including the nomination of Vale Directors Douglas Upton and Ollie Oliveira to join the VBM Board, reporting monthly to Vale's Board of Directors on the main developments in the business;

- Conducting the CEO succession process, with the support of the People and Remuneration Committee and the international headhunting firm, Russell Reynolds, which culminated in the unanimous approval of Gustavo Pimenta as Vale CEO, in strict compliance with the Company's governance processes;

- Approval of the Company's new organizational structure, in line with its strategic planning and purpose, with the Board reinforcing the importance of clarity in defining roles and responsibilities and a single point of accountability, including the approval of the changes on the Executive Committee to reinforce the Vale 2030 strategy, as proposed by the CEO; and

- Strengthening the Board's strategic agendas by defining priority topics for monitoring and focusing on optimizing governance dynamics, including strengthening the role of the Advisory Committees, with an invitation extended to other board members, aiming to stimulate agility, combined with robustness and security, in the Company's decision-making process.

Also in 2024, in view of two vacant positions on the Board of Directors, the Board conducted its restructuring process, in line with Vale's Bylaws, internal policies and regulations, and observing the best market and corporate governance practices. Upon the recommendation of the Nomination and Governance Committee, the Board of Directors therefore approved the hiring of the internationally recognized consulting firm, Korn Ferry, to identify potential candidates to join the Board, based on the board's Critical Competencies Matrix and, also, taking into account diversity criteria. Based on these premises, the Board approved the nomination of candidates in September 2024, and, in November 2024, Ms. Heloisa Belotti Bedicks and Mr. Reinaldo Castanheira were elected by the Extraordinary General Meeting as independent members of the Board. The Board of Directors accordingly returned to its original composition of 13 members, of which 8 are independent.

Additionally, the Board conducted the nomination process for the proposed composition of the Board of Directors for the 2025-2027 term, which included, among other actions, a) reflections on the results of the most recent Board evaluation process; b) updating the Board's Critical Competencies Matrix; c) evaluation of the current Board in accordance with the updated Critical Competencies Matrix;

d) discussions on opportunities to strengthen critical competencies and the Board's plurality; and e) evaluation of candidates to join the board, with the support of the independent and specialized consultancy, Korn Ferry. These actions culminated in the publication of the list of nominees to the Board of Directors for the 2025-2027 term, in line with all the premises detailed in the Nomination Report prepared by the Nomination and Governance Committee.

Furthermore, as part of the Board Members' Continuing Education Program and reinforcing the Board Members in Action program, which aims to strengthen the proximity between the Board of Directors and the Executive Committee and make board members available to support Vale's leaders in areas critical to the Company's success, the Board was present at Vale's operations and institutional representation events, including Carajás (Pará), the Center for Technology in Sustainable Solutions (Rio de Janeiro), the Port of São Luís (Maranhão), the Círio de Nazaré Event (Pará) and base metals operations (Canada), among others, providing direct contact with stakeholders and local leaders, and challenges specific to the business, catalyzing its institutional performance and its knowledge about the Company.

27
meetings[1]

99%
overall attendance rate[2]

[1] *Includes 16 (sixteen) extraordinary meetings.*
[2] *Includes the average attendance of all members who served on the Board during 2024.*

Advisory Committees to the Board of Directors

The Board of Directors has the permanent support of the five Advisory Committees, listed below to discuss specific topics related to their areas of activity, in order to make the decision-making process more efficient and of higher quality.

Advisory Committees to the Board of Directors operating permanently:
- Capital Allocation and Projects Committee
- Audit and Risks Committee
- Nomination and Governance Committee
- People and Remuneration Committee
- Sustainability Committee

The Advisory Committees define their work plan annually, in accordance with the priorities set by the Board of Directors. Additionally, the demands for discussions and assessments arising from the Committee itself and the Board of Directors, as well as deliberative topics of the Executive Committee, are dynamically incorporated throughout the year.

Composition of the Board of Directors and the Advisory Committees as of December 31, 2024

Name	Age	Member since	Indepen-dent	Gender	Color/Race	Nationality	Advisory Committees[3]				
							CACP	CARE	CIG	CPR	CSUS
Daniel André Stieler	59	2021	No	M	White	Brazilian	M	-	C	-	-
Marcelo Gasparino da Silva	53	2020[1]	Yes	M	White	Brazilian	-	-	M	M	-
André Viana Madeira	39	2023	No	M	Brown	Brazilian	-	-	-	-	M
Douglas James Upton	64	2023	Yes	M	White	Australian/ British	M	-	-	-	-
Fernando Jorge Buso Gomes	68	2015	No	M	White	Brazilian	M	-	-	-	-
Heloisa Belotti Bedicks	64	2024	Yes	F	White	Brazilian	-	M	-	-	M
João Luiz Fukunaga	41	2023	No	M	Asian	Brazilian	-	-	-	C	M
Luis Henrique Cals de Beauclair Guimarães	58	2023	Yes	M	White	Brazilian	C	-	-	M	-
Manuel Lino Silva de Sousa Oliveira (Ollie)	72	2021	Yes	M	White	British	-	C	-	-	-
Paulo Cesar Hartung Gomes	67	2023	Yes	M	White	Brazilian	-	-	-	-	M
Rachel de Oliveira Maia	53	2021	Yes	F	Black	Brazilian	-	-	M	-	C
Reinaldo Duarte Castanheira Filho	55	2024	Yes	M	White	Brazilian	M	M	-	-	-
Shunji Komai	53	2023	No	M	Asian	Japanese	M	-	-	M	-
Wagner Vasconcelos Xavier[2]	41	2023	No	M	Brown	Brazilian	-	-	-	-	M
						% independent	50%	100%	67%	50%	50%
						Overall meeting attendance rate in 2024	94%	92%	100%	98%	91%

Caption: M = Member; C = Coordinator.
[1] As effective member.
[2] Mr. Wagner Vasconcelos Xavier is an alternate member elected by employees to the Board of Directors and an effective member of the Sustainability Committee.
[3] The acronyms (in Portuguese) below correspond to the following Advisory Committees: CACP for Capital Allocation and Projects; CARE for Audit and Risks; CIG for Nomination and Governance; CPR for People and Remuneration; and CSUS for Sustainability.

The main activities carried out by the Advisory Committees to the Board of Directors in 2024 are presented below. The Performance Reports issued by these Committees in that year highlight the main attributions and responsibilities of each body, their main indicators, and perspectives for the year 2025, and are available **here**.

Capital Allocation and Projects Committee

Its main objective is to ensure that activities related to long-term capital allocation, financial management and management of the Company's project portfolio are conducted in a strategic and efficient manner.

Profile

50%
independent directors

15
meetings[1]

94%
overall attendance rate[2]

Members	% attendance[3]
Luis Henrique Cals de B. Guimarães (coordinator)	100%
Daniel André Stieler	100%
Douglas James Upton	88%
Fernando Jorge Buso Gomes	100%
Reinaldo Duarte Castanheira Filho	100%
Shunji Komai	100%

[1] *Includes seven extraordinary meetings.*
[2] *Includes the average attendance of all members who served on the Committee during 2024.*
[3] *Considers the effective members' participation as of December 31, 2024.*

Featured activities:

- Monitoring Vale's budget and operational performance during the year, with focus on cash generation and capital allocation;
- Financial/budget evaluation and monitoring of Iron Ore and Energy Transition Metals projects underway and projects in the study phase;
- Monitoring of the strategic plan for integrated mine-railway-port decarbonization;
- Evaluation of the pricing model for Megahubs projects;
- Assessment of alternatives for unlocking value from Vale's Mining Rights portfolio, including mineral partnerships;
- Monitoring the Company's capital structure strategy and financial guidelines;
- Guarantee implementation of guidelines for shareholder returns, in accordance with the current Shareholder's Remuneration Policy;
- Monitoring the Company's fundraising strategy and debt level;
- Evaluation and recommendation of 1) acquisitions, 2) divestments, and 3) strategic partnerships to maximize value of the Energy Transition Metals and Iron Ore Solutions businesses;
- Monitoring innovation projects and startups such as Agera, Bionow and Circlua, with a focus on the circular economy and decarbonization;
- Monitoring the resumption of Samarco production and performance; and
- Promoting debate on the Company's strategy.

Audit and Risks Committee

Its main objectives are to oversee the quality and integrity of financial reports, adherence to legal, statutory and regulatory standards, the adequacy of processes related to risk management and the activities of internal and independent auditors. It does this in order to make the decisions of the Board of Directors more efficient and of higher quality and to ensure that the Company's activities are conducted in compliance with the law, ethics and internal controls.

Profile

100%
independent directors

9
meetings[1]

92%
overall attendance rate[2]

Members	% attendance[3]
Manuel Lino Silva de Sousa Oliveira (coordinator)	100%
Heloisa Belotti Bedicks	100%
Reinaldo Duarte Castanheira Filho	100%

[1] Includes one extraordinary meeting.
[2] Includes the average attendance of all members who served on the Committee during 2024.
[3] Considers the effective members' participation as of December 31, 2024.

Featured activities:

- Quarterly monitoring of reports from the Audit and Compliance Department, including the Whistleblower Channel, Ethics and Compliance Program, Internal Audit and SOX control;
- Review of Vale's quarterly and annual financial information for 2024 and other regulatory documents and discussions on the topic with internal areas and independent auditors;
- Holding periodic meetings with Controllership and Risk Management and with internal auditors to oversee the audit processes related to the examination of internal controls;
- Analyzing legal provisions and contingencies and monitoring of the estimation criteria prepared by Management for contingencies, especially related to SEC, Brumadinho, Samarco and Fundação Renova;
- Monitoring the Company's critical and very critical risks, especially those involving dam safety and decharacterization, information security, third-party management, operational health and safety, and changes in laws and regulations in the mining sector, as well as the controls necessary to mitigate them; and
- Monitoring the corporate and tax structuring for the establishment of Vale Base Metals, including supervision of the terms and conditions of legal documents and risk management.

Nomination and Governance Committee

Its main objective is to advise the Board of Directors in the implementation of nomination policies and the board's succession plan and in recommending the desirable profile and evaluation of potential candidates for the position of director in addition to the scope of governance, seeking to drive the evolution and continuous improvement of the practices adopted by the Company.

Profile

66.7%
independent directors

15
meetings[1]

100%
overall attendance rate[2]

Members	% attendance[3]
Daniel André Stieler (coordinator)	100%
Marcelo Gasparino da Silva	100%
Rachel de Oliveira Maia	100%

[1] *Includes seven extraordinary meetings.*
[2] *Includes the average attendance of all members who served on the Committee during 2024.*
[3] *Considers the effective members' participation as of December 31, 2024.*

Featured activities:

- Intense involvement in the development of Vale's governance system and practices and in the evolution of the Board's governance through i) strengthening strategic agendas (priority topics); ii) developments in the format and flow of information to senior leadership, including automation and productivity processes; iii) strengthening the Board's focus on evaluating senior leadership; iv) optimizing meeting dynamics (focus on Q&A, submissions via report); and v) a program for inducting and training Board members, strengthening the Board's relationship with the Executive Committee and stakeholders;
- Conducting, together with the Board of Directors, its restructuring process, in view of vacant positions, in line with the governance practices provided in the Company;
- Conducting, together with the Board of Directors, the nomination process aimed at proposing the composition of the Board of Directors for the 2025-2027 term, which included, among other topics, a) reflections on the results of the most recent Board evaluation process; b) updating the board's Critical Competencies Matrix; c) evaluation of the current Board in accordance with the updated Critical Competencies Matrix; and d) debates on opportunities to strengthen critical competencies and plurality of the Board;
- Evolution of the corporate policy framework, highlighting the recommendation, together with the People and Remuneration Committee, to approve Vale's Management Policy, which consolidated in a single policy concepts and guidelines for succession planning, nomination, attraction, compensation, retention, compensation, development and evaluation of key management personnel, reinforcing the sustainability of the succession process;
- Monitoring the governance of Vale companies and entities, especially integration with VBM governance, as well as indicating governance agents for companies being monitored by Vale's Board of Directors;
- Assessment of the Company's defense measures, which also resulted in 100% adherence to the guidelines of the Code of Best Corporate Governance Practices;
- Conducting the evaluation process of the Board of Directors and Advisory Committees, which included a broad listening and engagement process to identify opportunities for improvement; and
- Monitoring the action plan and implementing the main opportunities for improvement identified in the governance bodies' assessment process, such as reinforcing the Board's strategic agenda, reinforcing the direction for assessing senior leadership, developments in the Board's dynamics and the nomination process.

People and Remuneration Committee

Its main objective is to advise the Board of Directors on strategic direction, aligned with Vale's purpose, on the topics of people management, organizational culture, senior management compensation and governance related to the Committee's area of activity. It also recommends to the Board of Directors the appointment of the Company's President.

Profile

50%
independent directors

31
meetings[1]

98%
overall attendance rate[2]

Members	% attendance[3]
João Luiz Fukunaga (coordinator)	100%
Luis Henrique Cals de Beuclair Guimarães	96%
Marcelo Gasparino da Silva	96%
Shunji Komai	100%

[1] *Includes twenty five extraordinary meetings.*
[2] *Includes the average attendance of all members who served on the Committee during 2024.*
[3] *Considers the effective members' participation as of December 31, 2024.*

Featured activities:

- Conducting, together with the Board of Directors, the process of succession of the Company's CEO, which culminated in the election of Gustavo Pimenta as the new CEO of Vale, in line with the governance practices foreseen in the Company;
- Discussions regarding the senior leadership succession pipeline, aiming at the identification, mapping and development of leadership, including "get to know" sessions with Company executives, as well as recommendations regarding the new composition of the Executive Committee;
- Approval of the Company's new organizational design, in line with its strategic planning and purpose;
- Approaching strategic issues of people, compensation and succession related to Vale Base Metals, with a training visit to Canada aimed at gaining knowledge and proximity to local teams;
- Monitoring the performance assessment of the Company's Executive Committee, including the CEO, with evolution in the assessment methodology for 2025 in light of market references and the Company's strategic needs;
- Assessment of the determination of 2024 and 2025 targets by Vale's senior leadership, resulting in strategic, concise and assertive goals, aligned with the Company's main challenges;
- Monitoring of issues related to long-term incentives for executives, including share-based compensation plans and spot performance share plans; and
- Monitoring of the Cultural Evolution Project, in which the main indicators were addressed in the areas of safety, Vale Production System (VPS), sustainability, innovation and people, as well as actions related to the Company's culture resulting from the results of the Ecos Pulse survey, conducted with its employees over the last two years, which included leadership development and training initiatives.

Sustainability Committee

Its main objective is to promote the alignment of guidelines and policies related to sustainability (social, environmental, climate and economic), enhancing strategic discussions between executives and the Board of Directors on the topic.

Profile

50%
independent directors

8
meetings[1]

91%
overall attendance rate[2]

Members	% attendance[3]
Rachel de Oliveira Maia (coordinator)	100%
André Viana Madeira	100%
Heloisa Belotti Bedicks	100%
João Luiz Fukunaga	100%
Paulo Cesar Hartung Gomes	63%
Wagner Vasconcelos Xavier	100%

[1]*Includes two extraordinary meetings.*
[2]*Includes the average attendance of all members who served on the Committee during 2024.*
[3]*Considers the effective members' participation as of December 31, 2024.*

Featured activities:

- Strengthening the Company's sustainability culture, promoting sustainability intrinsic to the business;
- Consolidated monitoring of the Company's sustainability initiatives, through Vale's global strategic Sustainability panel;
- Monitoring the Company's communication strategy with its stakeholders;
- Monitoring progress on the decarbonization agenda in 2024 and main challenges;
- Monitoring of Brumadinho's socio-environmental recovery plan;
- Monitoring the progress of negotiations with the public authorities, aiming at the final agreement regarding Mariana;
- Analyzing issues related to environmental, social and climate issues, through specific sessions on nature and biodiversity, water resources management, environmental licensing, human rights, land management, future use and relationships with various stakeholders – including quilombola communities, indigenous peoples and Vale's commitment to support the lifting of 500,000 people out of extreme poverty in Brazil;
- Monitoring Vale's participation in sustainability events, such as COP29/COP16 and initiatives towards COP30, to be held in November 2025 in Pará, Brazil;
- Monitoring Vale's external socio-environmental and institutional expenditures, and recommending the budget proposal for 2025 so that the Company can move forward with its 2030 commitments; and
- The Committee's performance in discussions on the agenda for Vale's voluntary and early adoption of the ISSB international standard, as the currently available standards (IFRS S1 and IFRS S2).

Innovation Committee

Before its dissolution in April 2024, the Committee met twice during the year (including one extraordinary meeting) to address issues related to innovation, digital transformation and new technologies. Since then, its activities have been incorporated by the other Committees and the Board of Directors, considering opportunities for synergy with existing issues in the aforementioned bodies to ensure continued monitoring of innovation fronts relevant to the Company.

- **100%** overall attendance rate
- **Members:** Fernando Jorge Buso Gomes, Paulo Cesar Hartung Gomes, Shunji Komai, Wagner Vasconcelos Xavier.
- **Highlights:** among its attributions redirected to the other Committees are Innovation Strategy, Mining of the Future and R&D, Iron Ore Megahubs, Nature-based Solutions, Circular Mining, Energy Transition Metals Trends, Zero Carbon Steelmaking and Innovation Culture.



Performance of the Fiscal Council

Composition of the Fiscal Council as of December 31, 2024

Effectives	Alternates
Dario Carnevalli Durigan	Rafael Rezende Brigolini
Vacant	Adriana Andrade Solé[1]
Márcio de Souza	Ana Maria Loureiro Recart
Paulo Clovis Ayres Filho	Guilherme José de Vasconcelos Cerqueira
Raphael Manhães Martins	Jandaraci Ferreira de Araújo

[1] Following the resignation of Ms. Heloisa Belotti Bedicks on September 20, 2014, Ms. Adriana Andrade Solé is serving as an effective member of the Fiscal Council.

The Fiscal Council (FC) is a permanently functioning body, formed by 5 (cinco) effective members and their respective alternates, who will remain in their positions until the Annual General Meeting held after their election. The election of the members of the Fiscal Council complies with the provisions of the legislation in force and Vale's Bylaws.

The Fiscal Council met 15 times[1] in the 2024 fiscal year, with a participation rate of 92%[2].

During the fiscal year 2024, the Fiscal Council acted mainly in the examination of financial statements and quarterly balance sheets, gave an opinion on the annual management report and other documents within its remit submitted to the General Meeting and maintained regular interactions with the external auditors, having analyzed and discussed the reports presented with the auditors. In addition, the Fiscal Council oversaw the actions of the directors, interacted with several Company departments, having also examined the minutes of the executive board, the statutory Audit and Risks Committee and the Board of Directors.

The Fiscal Council also monitored the reports issued by the Audit and Compliance Department, including reporting and reception channels, corporate integrity and internal audit, internal control processes, Vale's Integrated Risk Map, among other activities to perform its duties, in accordance with statutory and regulatory attributions.

In addition to the topics mentioned above, the Fiscal Council also focused on discussions about the process of dam safety and decharacterization, the reparation process related to Brumadinho and the Mariana Agreement, issues related to operational safety and cyber security, monitoring of the status and execution of the main projects, main institutional issues, issues related to the Company's relationship with indigenous peoples and communities where Vale operates, as well as monitoring the the Company's cultural evolution.

Furthermore, as part of the work plan, in 2024 the Fiscal Council held sessions on the Company's operations and strategy, and a technical visit was made by the body to the operations in Maranhão, including a visit to the Port in São Luís – MA, part of the EFC route – Estrada de Ferro Carajás and interaction with communities in social and cultural projects being developed by Vale in the region.

In 2024, the Fiscal Council maintained the agenda of interactions with representatives of the Company's management, such as (i)

[1] Includes two extraordinary meetings.
[2] Includes the average attendance of all members who served on the Fiscal Council during 2024

participation of the Chairman of the Fiscal Council in Board of Directors Meetings; (ii) interactions of the Fiscal Council with the Chairman of the Board of Directors, with the Coordinators of the statutory Audit and Risks Committee and with members of the Executive Committee; (iii) interactions with the Company's CEO; and (iv) participation of the Chairman of the Fiscal Council in Vale Day 2024 and in the signing of the definitive agreement on demands related to the rupture of the Fundão dam in Mariana.

Our Executive Committee

The Executive Committee is composed of the CEO and seven Executive Vice Presidents, including five statutory Executive Vice Presidents, who are the Company's legal representatives and are responsible for business operations and decisions and for implementing the general policies and guidelines established by the Board of Directors. And two non-statutory Executive Vice Presidents, the Vice President of People and the interim Vice President of Sustainability. Meet our CEO and ours Executives Vice Presidents, whose full profiles can be found here.


Executive Committee

Gustavo Pimenta
CEO

Alexandre S. D'Ambrosio
Executive Vice President of Corporate Affairs

Camilla Lott
Interim Executive Vice President of Sustainability[1]

Carlos Henrique Senna Medeiros
Executive Vice President of Operations

Cátia Porto
Executive Vice President of People[1]

Marcelo Bacci
Executive Vice President of Finance and Investor Relations

Rafael Bittar
Executive Vice President of Technical

Rogério Nogueira
Executive Vice President of Commercial and Development

[1] *Non-statutory Executive Vice Presidencies.*

Our Executive Risk Committees and Conduct and Integrity Committee

The Company's risks are mapped, assessed and monitored in accordance with governance and risk appetite, enabling the implementation of appropriate preventive and mitigating actions to achieve our organizational objectives and maximize performance with a focus on safety. The general risk management guidelines that inform our business are established by the Board of Directors. The Executive Committee is responsible for implementing these guidelines.

The Executive Committee is supported by five Executive Risk Committees, with the following scopes: 1) operational; 2) geotechnical, 3) strategic, financial and cybernetic, 4) compliance, institutional relations and communication, 5) sustainability. These Committees are non-statutory advisory bodies, whose creation is the responsibility of the Executive Committee. They act in a preventive manner, supporting the Executive Vice Presidencies in monitoring risks and making necessary deliberations.

The main responsibilities of these Committees are, among others: to promote and disseminate the risk management culture throughout the company; to support the first line of defense; to assist our Executive Committee in monitoring the risks of the categories of our Integrated Risk Map, and to make preventive recommendations on potential risks presented in the Committee meetings; and to recommend revisions to the risk management principles and tools for continuous improvement of the process; to evaluate and, if necessary, propose changes to the risk management strategy and submit them for approval by the Executive Committee.

The Company also has a Conduct and Integrity Committee, established by the Board of Directors to promote the Ethics & Compliance Program and compliance with the Company's Code of Conduct.

Our ESG governance

In a dynamic environment and recognizing our high dependence on natural resources, it is crucial that our leaders are prepared to deal with challenges that go beyond operational and financial issues, also encompassing environmental, social and governance (ESG) aspects.

The guidelines that steer our actions are defined by the Board of Directors, monitored by the Sustainability Committee and executed by the Executive Committee, taking into account various socio-environmental issues, such as climate and human rights.

The Executive Vice Presidency of Sustainability is responsible for continuing and advancing the implementation of policies, guidelines, addressing critical issues and evaluating socio-environmental investments, among others, contributing to the execution of our strategy of generating a positive impact for people and nature.

It is worth highlighting that at least 25% of the variable compensation of the members of the Executive Committee is linked to ESG goals, i.e., it is unrelated to economic-financial or production metrics and aligned with our ambition to make Vale a leader in sustainable mining.

Our information security

Our information security risk management is embedded in our risk management model. In this context, the Board of Directors is primarily responsible for overseeing risk management processes, including cybersecurity. In support of our Executive Committee, there is an Executive Risk Committee dedicated to managing strategic, financial and cyber risks, which monitors and recommends preventive actions on potential information security risks.

Vale's cybersecurity function is led by our Chief Information Security Officer (CISO), within the Technical Executive Vice Presidency. The CISO regularly reports on our cybersecurity and information security posture to the Audit and Risk Committee of the Board of Directors and the Executive Committee for Strategic, Financial and Cyber Risks. The update includes a risk assessment conducted by third-party cybersecurity experts to independently assess the structure of our cybersecurity program and test the effectiveness of our processes. This assessment is based on the NIST Cyber Security Framework and our cyber score measured by an independent security rating platform (www.securityscorecard.com). These two Committees are also informed about cyber incidents, even if they are considered immaterial.

Our security practices include continuous monitoring through our Security Operations Center, which captures billions of telemetry events to detect system anomalies. We maintain a robust cyber incident response plan, updating procedures and recovery plans, and conducting simulations to educate and prepare operational, tactical, and executive audiences for real-world incidents. Should a material cyber incident occur, it will be addressed within the Corporate Cyber Crisis Committee, keeping the Executive Committee and Board of Directors informed so that public disclosure can be made, where applicable.

Our cybersecurity risk management includes identifying and monitoring risks related to contractors and third-party platforms. It includes contractual agreements to meet minimum security requirements and the use of independent risk assessment platforms.

We conduct annual training and awareness-raising activities focused on cyber risks and best practices for employees and contractors. We emphasize that our business strategy and results have not been materially affected by cyber threats in the last 3 years, which does not rule out future impacts.

I.A.

Artificial intelligence

The Board recognizes the rapid advancement of artificial intelligence (AI), which presents both opportunities for development and challenges that need to be addressed. These challenges include, but are not limited to, the lack of a globally aligned regulatory environment, the potential impact on human resource management, and the use of AI for sophisticated cyber threats. The Board of Directors, through the Audit and Risks Committee and the Executive Risk Committees, is addressing the risks associated with AI as part of its responsibilities related to risk management processes.

Annual General Meeting's Agenda

For detailed information on each item of deliberation, please read carefully the 2024 Management Report, the Financial Statements for fiscal year 2024, Vale's Management Proposal and the Call Notice, all prepared in accordance with CVM rules, available at **www.vale.com/investors**.

Item I – Assessment of the Financial Statements for the fiscal year ended December 31, 2024

The Management Report and Financial Statements, prepared by the Executive Committee, present the management accounts to the market. They were approved by the Board of Directors on February 19, 2025, and disclosed on the **CVM**, **B3** and the **Company's investors' website**. This information was also published in the Valor Econômico and in the Official Gazette of the State of Rio de Janeiro newspapers on February 28, 2025.

Additional documents, such as the opinions of the Board of Directors, the Audit and Risks Committee and the Fiscal Council, as well as management comments relating to item 2 of the Reference Form, can be found at **www.vale.com/investors**. See below the main indicators:

R$ million	2024
Operating revenues, net	206,005
Costs and expenses (exc. – Brumadinho and of dams decharacterization)[1]	(145,973)
Expenses related to Brumadinho event and dam decharacterization	(1,530)
Adjusted EBITDA	80,121
Net income attributed to Vale's shareholders	31,592

[1]Includes adjustment of R$1,983 millions in 2024 and R$1,073 millions in 2023, to reflect the performance of streaming transactions at market prices.

Board of Directors' comments on the proposal

The Board of Directors recommends this item be approved as per the positive opinion of the independent auditor, the Audit and Risk Committee and the Fiscal Council.

Item II – Profit allocation proposal

Our management proposes profit allocation for the year 2024 as follows:

Proposed 2024 profit allocation	In reais
Net income for the year	31,592,399,972.82
Legal reserve	0.00
Tax reserve	(2,009,442,481.40)
Net income for the fiscal year to be distributed	**29,582,957,491.42**

Board of Directors' comments on the proposal

The Management clarifies that the distribution of proceeds for the 2024 fiscal year has already been carried out and there is no additional amount to be proposed for deliberation by the General Meetings.

The Board recommends approval of this item.

Item III – Fixing the number of seats on the Board of Directors

Under the terms of Vale's Bylaws, the Company's Board of Directors must be composed of a minimum of 11 and a maximum of 13 members, and this body currently comprises 13 effective members and 1 (one) alternate.

In this sense, the Board of Directors recommends the maintenance of 12 positions, in addition to the one arising from the separate vote by the Company's employees (effective and alternate), for deliberation by the shareholders.

Board of Directors' comments on the proposal

The Board of Directors recommends approval of this item.

Item IV – Election of the members of the Board of Directors

In recent months, the Nomination and Governance Committee (CIG, acronyms in Portuguese) has conducted discussions and debates focused on the proposed composition of the Board of Directors for the 2025-2027 term, in line with its work plan.

These discussions were guided mainly by i) reflections on the last process of evaluating the effectiveness of the board, notably with regard to the importance of the Board's continuity to strengthen the Company's governance, ii) observing the degree of coverage in relation to the Critical Competencies Matrix considering the evaluation of the current board and opportunities for reinforcement arising therefrom, and also iii) by the individual intentions expressed regarding the intention of not continuing, for personal reasons, on the board for a new term, of the current board members Douglas James Upton, Luis Henrique Cals de Beauclair Guimarães and Paulo Cesar Hartung Gomes.

From then on, the CIG, with the support of a specialized independent consultancy firm, conducted the process of evaluating candidates for members of Vale's Board of Directors, aiming at forming a balanced composition of the board, with an emphasis on diversity and complementarity of knowledge and experiences, skills, abilities and profiles, aiming at an increasingly qualified and safe decision-making process, aligned with Vale's purpose.

To carry out this candidate evaluation process, the CIG, together with the Lead Independent Director (LID), the Corporate Governance Officer and representatives of the specialized consultancy firm, conducted individual interviews with the Company's Board Members to consolidate the ranking of the candidates included in the long list initially presented by the firm independently. After this process, the names that were then included in a short list of candidates were identified. The latter were then interviewed by the Committee and the LID, who presented to the Board of Directors a proposal for an updated ranking, focusing on strengthening critical skills and the plurality of the board, which resulted in the proposed composition of the board for the 2025-2027 term presented herein.

It is worth noting that the nomination process also considered Vale's overboarding assumptions and independence, in line with its Bylaws, Regulations and Directors' Policy, aiming at transparent and structured succession planning for Vale's Board of Directors, a fundamental pillar for the evolution of the Company's governance as it reinforces the sustainability of the process of renewing its leadership, aligned with its purpose and strategic direction.

Thus, the proposal for the composition of the board for the 2025-2027 term aims to address the expectations of continuity of the Board of Directors for the evolution of its governance, aligned with the Company's strategic priorities, in addition to reinforcing the degree of coverage in relation to the critical competencies of the Board of Directors for the construction of Vale do Futuro: a Company recognized by society for being a reference in safety, the most reliable operator in its category, people-oriented, a leader in sustainable mining and a reference in the creation and sharing of value.

Details regarding the nomination process are included in the Nomination Report issued by CIG and disclosed to the market on February 24, available **here**.

The Board of Directors accordingly presents and recommends, for purposes of deliberation by the shareholders, the following list of names to compose the Company's Board of Directors for the 2025-2027 term:

The details of the CVs and main skills and experiences of each of the nominated members, as well as their correlation with the skills indicated in the Board's Critical Competencies Matrix, are found below.


Wilfred Theodoor Bruijn (Bill), 60
New nominee
Independent
Daniel André Stieler, 59
Member since: 2021
Marcelo Gasparino da Silva, 53
Member since: 2020
Independent
Anelise Quintão Lara, 63
New nominee
Independent
Fernando Jorge Buso Gomes, 68
Member since: 2015
Franklin Lee Feder, 73
New nominee
Independent
Board of Directors
Shunji Komai, 53
Member since:2023
Reinaldo Duarte Castanheira Filho, 55
Member since: 2024
Independent
Rachel de Oliveira Maia, 53
Member since: 2021
Independent
Manuel Lino Silva de Sousa Oliveira (Ollie), 72
Member since:2021
Independent
João Luiz Fukunaga, 41
Member since: 2023
Heloisa Belotti Bedicks, 64
Member since:2024
Independent

Color/Race

White Asian Black

Critical Competencies Matrix of Vale's Board of Directors and Board member assessment

As part of Vale's nomination process, the CIG, with the support of specialized external advisors, discussed and identified opportunities to improve the objective criteria for the individual proficiency scale for each of the competencies contained in the Board's Critical Competencies Matrix, aiming to further enhance the accuracy of the assessment of the degree of coverage of said competencies in the collegiate body, as well as their comparability with external candidates. As a result of this process, in December 2024, the Board of Directors approved the update of the Matrix by the Board of Directors, as presented below.

Critical Competencies Matrix of Vale's Board of Directors

Management experiences		Sector knowledge	Functional knowledge
Relevant executive experience Acting as a member of the Executive Committee and/or Board of Directors	Cultural Transformation & Talent Management Experience focused on the culture of value generation with social and environmental responsibility	Mining Preferably in the iron ore and transition metals business	Institutional, Governmental and Regulatory Relations Acting with such bodies, as well as in corporate communication
Experience in the Asian business environment Preferably in Vale's area of operation, especially in China	Business innovation Experience with innovations potentially applicable to Vale and its value chain, including supporting the Company's climate strategy	Steel and Metallurgy Including their value creation drivers	Commercial and Trading Understanding of the geopolitical landscape and competitive environment, including current business and industry trends
Finance & Portfolio with value orientation and performance accountability In the areas of corporate finance, capital allocation and asset portfolio management in large companies	ESG In socio-environmental and governance areas, in integrity and compliance processes, preferably in natural resource industries. Experience in engaging with society, especially with neighboring communities, is desirable	Global Chain Logistics Including management and optimization of global supply chains	Risk Management and Safety In organizations with a risk profile compatible with that of natural resource companies
Capital Markets Knowledge of the capital market and relationships with its agents, especially long-term investors		Oil and Gas Including their value creation drivers	

The next stage consisted of the Board members self-assessment of the aforementioned skills, highlighting the importance of considering, in this process, the objective criteria and indicators defined for the assessment, aiming at the objectivity and precision of the consolidated results.[1]

Subsequently, the CIG analyzed, throughout its meetings, the results of the Directors self-assessment in relation to the Critical Competencies Matrix and ordered them, aiming to identify, in a precise manner, the degree of coverage of the Board's Critical Competencies Matrix, considering the current collegiate body, and the identification of opportunities for its expansion, reinforcing the balance of experiences and knowledge for the purposes of plurality and complementarity of profiles, considering the needs of the Council for the full performance of its functions.

Additional information regarding the premises for updating the Board's Critical Competencies Matrix and the process for evaluating Directors, including the proposal for members to the Board of Directors, is presented in the Nomination and Governance Committee Final Report, available at **www.vale.com/investors**.

[1] *With the exception of the Advisor, effective and alternate, appointed by the group of employees, who did not participate in the process.*



Nominated Board Profile for the 2025-2027 Term[1]

13
members

62%
are independent

23%
of new members

23%
are women

31%
are racially/ethnically diverse

31%
are non-Brazilian

2.7 years
average term of office

Average age of
58 years

7
members are expert in finance

54%
are fully proficient in sector experience

69%
are fully proficient in risk management and security

77%
are fully proficient in relevant executive experience

[1] The information considers 13 members, of which 1 member, and his/her respective alternate, was elected in a separate vote, by the group of employees of the Company, in accordance with Vale's Bylaws. It also reflects the Board's current composition, following the restructuring that took place in November 2024.

Critical competence	Daniel Stieler	Marcelo Gasparino	Annelise Quintão Lara	Fernando Buso	Franklin Feder	Heloisa Bedicks	João Fukunaga	Manuel Lino Silva de Sousa Oliveira (Ollie)	Rachel Maia	Reinaldo Castanheira	Shunji Komai	Wilfred Theodoor Bruijn (Bill)	**Global evaluation by Competency**
Relevant executive experience	3	3	3	3	3	3	3	3	3	2	2	3	**2.8**
Experience in the business environment in Asia	1	1	2	2	2	1	1	2	1	2	3	2	**1.7**
Finance & portfolio with value orientation and performance accountability	3	2	3	3	3	2	2	3	2	3	2	3	**2.6**
Capital Markets	3	3	2	3	2	2	2	3	2	2	2	2	**2.3**
Cultural Transformation & Talent Management	3	3	2	2	3	3	3	3	3	2	2	3	**2.7**
Business innovation	3	2	3	2	2	3	2	3	2	2	2	3	**2.4**
ESG	3	3	2	2	3	3	3	3	3	2	2	3	**2.7**
Mining	2	3	1	2	3	1	1	3	2	3	3	3	**2.3**
Steel & metallurgy	1	2	1	1	3	1	1	2	1	3	2	2	**1.7**
Global chain logistics	2	2	2	2	2	2	2	2	2	2	3	2	**2.1**
Oil and Gas	1	3	3	1	1	2	1	1	1	1	1	1	**1.4**
Institutional, Governmental and Regulatory Relations	3	3	2	2	2	3	3	3	2	3	1	2	**2.4**
Commercial and Trading	2	2	2	2	2	2	2	2	2	3	3	2	**2.2**
Risk Management and Security	3	3	3	3	3	3	2	3	3	3	2	2	**2.8**
Global evaluation per candidate	**2.5**	**2.5**	**2.3**	**2.3**	**2.5**	**2.3**	**2.1**	**2.7**	**2.2**	**2.4**	**2.2**	**2.5**	**2.4**

Board of Directors' comments on the proposal

The Board recommends the election of the 12 members now appointed to compose Vale's Board of Directors for the 2025-2027 term.

Board nominees profiles[1]



Chairman of the Board of Directors at Vale S.A.

- Coordinator of the Nomination and Governance Committee
- Member of the Capital Allocation and Projects Committee

Nomination of shareholder:

- Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI

Time with Vale:

- Since 2021 (4 years)

Skills, knowledge and expertise:

- Relevant Executive Experience
- Finance & Portfolio with Value orientation and Performance Accountability
- Institutional, Governmental and Regulatory Relations
- Capital Markets
- Cultural Transformation & Talent Management
- Business Innovation
- ESG
- Risk Management and Security

Daniel André Stieler

Main experience:

Mr. Daniel André Stieler graduated in Accounting Sciences from the Universidade Federal de Santa Maria ("UFSM") in 1989, completed a postgraduate course in Financial Administration at the Getúlio Vargas Foundation - FGV in 1998, an MBA in Auditing from FGV in 2000, and an MBA in Accounting from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras ("FIPECAFI") in 2003. He is ICSS-certified, with an emphasis on administration, and IBGC-certified in, as a fiscal director. He is Chairman (since April/2023) and Member (since November/2021) of Vale's Board of Directors, Coordinator (since May/2023) and Member (since December/2022) of the Nomination and Governance Committee and Member of the Capital Allocation and Projects Committee (since May/2023). His main professional experience in the last 5 (five) years includes: (i) Coordinator of the Capital Allocation and Projects Committee (December/2022 to April/2023), Member (November/2021 to May/2022), and Coordinator of the Financial Committee (May/2022 to December/2022) and Member of the Nomination Committee (January/2022 to April/2022 and May/2022 to December/2022) of Vale; (ii) Member of the Fiscal Council of Braskem (since April/2024); (iii) President of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (June/2021 to February/2023); (iv) Member of the Deliberative Board of Associação Brasileira das Entidades Fechadas de Previdência Complementar - ABRAPP (July/2021 to March/2023); (v) Member of the Board of Directors of Tupy S. A. (April/2022 to April/2023); (vi) Member of the Board of Directors of Alelo S.A. (April/2020 to April/2022); (vii) Member of the Board of Directors of Livelo S.A. (April/2020 to October/2021); (viii) Managing Director (January/2021 to June/2021), Chairman of the Deliberative Board (July/2020 to January/2021) and Member of the Fiscal Council (June/2016 to July/2020) of Economus Social Security Institute; (ix) Member of the Deliberative Board of the Corporate University of Complementary Pension - UniAbraap (February/2021 to June/2021); (x) Statutory Controllership Officer at Banco do Brasil S.A. (July/2019 to January/2021); (xi) Member of the Fiscal Council of Eternit S.A. (March/2023 to March/2024).

[1] For complete information, please refer to the Management Proposal.



Independent

Vice Chairman and independent member of the Board of Directors at Vale S.A.
- Member of the Nomination and Governance Committee
- Member of the People and Remuneration Committee

Board of Directors at other listed companies:
- Member of the Board of Directors of Eletrobras
- Independent member of the Board of Directors of Banco do Brasil S.A.

Time with Vale:
- Effective member since 2020 (5 years) and alternate member from 2016 to 2017 and 2019 to 2020.

Skills, knowledge and expertise:
- Oil & Gas
- Capital Markets
- ESG
- Institutional, Government and Regulatory Relations
- Mining
- Risk Management and Security
- Relevant Executive Experience
- Cultural Transformation and Talent Management

Marcelo Gasparino da Silva

Main experience:
Mr. Marcelo Gasparino da Silva graduated in Law from the Federal University of Santa Catarina in 1995 and post-graduated in Corporate Tax Administration from the ESAG - ÚNICA Foundation in 2000. He has executive training in mergers and acquisitions at the London Business School and CEO FGV (IBE/FGV/IDE). He is a Professor at the ENA Foundation - School of Government for the certification of administrators of state-owned companies and mixed-capital companies. He has been a Certified by Experience Board Member (CCA+) by the Brazilian Institute of Corporate Governance - IBGC since 2010. Vice Chairman (since April/2023) and Independent Member (since April/2020) of the Board of Directors, Member of the Nomination and Governance Committee (since December/2022) and Member of the People and Remuneration Committee (since April/2024) of Vale. His main professional experiences in the last 5 (five) years includes: (i) Member of the Capital Allocation and Projects Committee (May/2023 to April/2024), Coordinator of the Sustainability Committee (May/2021 to April/2023), Member of the Nomination Committee (June/2022 to December/2022), Member of the Operational Excellence and Risks Committee (May/2021 to May/2022), Member of the Sustainability Committee (June/2020 to April/2021) and Alternate Member of the Board of Directors (August/2016 to April/2017 and May/2019 to April/2020) of Vale; (ii) Member of the Board of Directors of Banco do Brasil (since April/2023), where he is a member of the Statutory Audit Committee and the People, Compensation and Eligibility Committee; (iii) Chairman of the Board of Directors of Eternit S.A. (April/2017 to March/2023); (iv) Member of the Board of Directors of CEMIG (April/2016 to July/2022); (v) Member of the Board of Directors (April/2020 to March/2025) and Member of the Fiscal Council (May/2019 to April/2021) of Petrobras, where he was Chair of the Statutory Health, Safety and Environment Committees, and of the Minorities Committee, as well as member of the following statutory committees: Audit Committee of the companies in the Petrobras Conglomerate, Investments Committee and People Committee; (vi) Professor at the ENA Foundation - School of Government for certifying managers of state-owned companies and mixed-capital companies; (vii) Member of the Board of Directors of Eletrobras (December/2012 to April/2014, April/2016 to April/2017 and since August/2022), where he is also Chair of the Sustainability Committee (since June/2024) and was Vice Chair of the Statutory Strategy, Governance and Sustainability Committee (August/2022 to June/2024); (viii) Member of the Board of Directors (April/2017 to April/2020) of Kepler Weber; (ix) Member of the Board of Directors of CASAN (April/2019 to February/2020); (x) Member of the Board of Directors of GASMIG (April/2020 to April/2021).



Independent

Candidate for independent member of the Board of Directors at Vale S.A.

Board of Directors at Other listed companies:

- Member of the Board of Directors at TotalEnergies

Skills, knowledge and expertise:

- Oil & Gas
- Business Innovation
- Risk Management and Security
- Relevant Executive Experience
- Finance & Portfolio with Value orientation and Performance Accountability

Anelise Quintão Lara

Main experience:
Ms. Anelise graduated in Chemical Engineering from UFMG (1983), holds a master's degree in Oil and Gas Engineering from the Universidade Federal de Ouro Preto in Minas Gerais (1986), a PhD in Earth Sciences from the Université Pierre et Marie Curie (Paris 6), France (1994), an MBA in Strategic Management from COPPEAD - UFRJ, and a course in ESG Competent Board Program from Competent Boards, Canada (2021). Her main professional experience in the last 5 (five) years includes: (i) Principal Managing Partner of Alara Engenharia (since 2021); (ii) Executive Director of Refining and Natural Gas (from March 2019 to January 2021) at Petrobrás, where she also held the positions of Head of M&A (from 2016 to 2019), Executive Manager of Libra (from 2013 to 2016), Pre-Salt Project Development Manager (from 2011 to 2013) and Subsurface Manager in Pre-Salt Projects (from 2010 to 2011). She is a (i) member of the Board of Directors of TotalEnergies (since May/2023) and member of the Strategy Committee; (ii) member of the Board of Directors of Trident Energy (unlisted company), since April/2022, member of the HSE Committee and member of the Technical Committee; (iii) member of the Board of Directors of Acelen (unlisted company) (since March/2022); (iv) member of the Advisory Board of Grupo Ultra (Ultrapar) (since September/2022); (v) Member of the Board of Directors of IBP (Brazilian Institute of Oil and Gas) (unlisted company), where she also held the position of Chair of the Board of Directors (from March 2019 to March 2021); (vi) Chair of the Rio Oleo, Gas & Energia 2024 Conference and Exhibition (volunteer work); (vii) Member of the Board of Directors of WILL (Women Leadership in Latin America) (volunteer work).



Member of the Board of Directors at Vale S.A.
- Member of the Capital Allocation and Projects Committee

Nomination of shareholder:
- Bradespar S.A.

Time with Vale:
- Since 2015 (10 years)

Skills, knowledge and expertise:
- Relevant Executive Experience
- Finance & Portfolio with Value Orientation and Performance Accountability
- Capital Markets
- Risk Management and Security

Fernando Jorge Buso Gomes

Main experience:
Mr. Fernando Jorge Buso Gomes graduated with a bachelor's degree in Economic Sciences from Faculdades Integradas Bennett in 1979. He has over 40 years' experience in planning complex financial strategies, mergers and acquisitions, capital markets, relationship with shareholders and stakeholders, team training and management, performance assessment of Boards of Directors and business strategy, at both Brazilian and international companies. At Vale S.A., he is a Member of the Board of Directors (since April 2015) and Member of the Capital Allocation and Projects Committee (since December 2022). His main professional experiences in the last 5 (five) years includes: (i) Member of the Innovation Committee (May/2023 to April/2024), Vice Chairman of the Board of Directors (January/2017 to April/2023), Coordinator (May/2019 to April/2021) and Member (May/2021 to December/2022) of the People, Remuneration and Governance Committee, Member of the People and Remuneration Committee (December/2022 to April/2023), Coordinator of the People and Governance Committee (May/19 to April/21), Coordinator of the Financial Committee (December/2019 to April/2021 and November/2021 to May/2022), Member and Coordinator of the People Committee (November 2017 to April 2021) of Vale; and (ii) Chief Executive Officer (since April 2015), Investor Relations Officer (since April 2015), Member of the Board of Directors (April 2022 to May 2023), Vice Chairman of the Board of Directors (April 2018 to October 2019) and Chairman of the Board of Directors (October 2019 to April 2020) of Bradespar S.A..



Independent

Candidate for independent member of the Board of Directors at Vale S.A.

Board of Directors at other listed companies:

- Member of the Board of Directors of CBA – Companhia Brasileira de Alumínio
- Member of the Board of Directors of Minerals Technologies Inc.

Skills, knowledge and expertise:

- Mining
- Steel and Metallurgy
- Relevant Executive Experience
- Finance & Portfolio with Value orientation and Performance Accountability
- ESG
- Risk Management and Security
- Cultural Transformation & Talent Management

Franklin Lee Feder

Main experience:
Mr. Franklin graduated in Business Administration from Fundação Getúlio Vargas in 1973, and holds an MBA in Business from IMD, completed in 1977. He has a solid career in strategic consulting and a long and successful career in leadership at Alcoa, where he worked for 24 years, ten of which as CEO for the entire Latin American and Caribbean region. During his time at Alcoa, he held senior positions in the financial area and was responsible for monitoring capital projects, raising funds and defining and controlling budgets for the entire organization. He managed an asset-heavy organization, operating in several countries and sectors, with about 8,000 employees under his leadership. During his 10-year tenure, Alcoa has significantly expanded its operations. His main professional experience in the last 5 (five) years includes: (i) Member of the Advisory Board of Prada Assessoria (unlisted), since 2021; (ii) Member of the Board of Directors of Prumo (unlisted), since 2019; (iii) Member of the Board of Directors of Minerals Technologies Inc. (since 2017); (iv) Member of the Board of Directors of CBA – Companhia Brasileira de Alumínio (since 2017); (v) Member of the Advisory Board of Sitawi – Finance for Good (since 2016); (vi) Member of the Advisory Board of the LGBTQI Business & Rights Forum (since 2013); (vii) Member of the Assembly of Representatives of WRI/Brazil (World Resources Institute) (since 2013); (viii) Member of the Assembly of Trustees of Instituto Ethos (since 2010); (ix) Member of the Board of Directors of AES Brasil (from 2017 to 2024); (x) Member of the Board of Directors of PACCAR Inc. (April/2018 to August/2024); (xi) Member of the Board of Directors of InterCement (2017 to 2020); (xii) Member of the Board of Directors of WRI Brasil (2013 to 2020); and (xii) Member of the Board of Directors of Loma Negra (2018 to 2020).



Independent

Independent member of the Board of Directors at Vale S.A.
- Member of the Audit and Risks Committee
- Member of the Sustainability Committee

Board of Directors at other listed companies:
- Member of the Board of Directors of MAPFRE Group

Time with Vale:
- Since 2022 (3 years)

Skills, knowledge and expertise:
- ESG
- Risk Management and Security
- Relevant Executive Experience
- Cultural Transformation & Talent Management
- Business Innovation
- Institutional, Governmental and Regulatory Relations

Heloísa Belotti Bedicks

Main experience:
Ms. Heloísa graduated in Economics from the Universidade Estadual de Campinas – Unicamp in 1983, and in Accounting Sciences from the Pontifícia Universidade Católica of Campinas in 1985, also holding an MBA from Faculdade Salesianas Dom Bosco in 1996. She holds a specialization in Corporate Governance from Yale University, completed in 2003, and in Board of Directors from Chicago University, completed in 2007, as well as a master's degree in Business Administration from Mackenzie University, completed in 2008. She is an independent member of the Board of Directors (since November 2024), Member of the Audit and Risks Committee (since November 2024) and Member of the Sustainability Committee (since November 2024) of Vale. Her main professional experience in the last 5 (five) years includes: (i) Member of the Fiscal Council (April/2022 to September/2024) of Vale; (ii) Member of the Fiscal Council of TIM Brasil (since March 2024); (iii) Member of the Audit Committee of Gasmig (since August 2023); (iv) Member of the Board of Directors of the MAPFRE Group (since February 2021); (v) Member of the Audit Committee of Brasilseg (since September 2020); (vi) Member of the Audit Committee of Núclea (from 2023 to June/2024); (vii) Member of the Board of Directors (April/2020 to January/2023) and Member of the Advisory Committees to the Board of Directors of the National Bank for Economic and Social Development – BNDES (April/2020 to March/2023); (viii) Member of the Fiscal Council of Braskem (May/2020 to April/2022); (ix) Voluntary Member of the Fiscal Council of Fundação Boticário (since April/2020); (x) Voluntary Member of the Brazil Network of the UN Global Compact (since June/2021); (xi) Voluntary Deliberative Advisor of the Missão Portas Abertas (since November/2016); (xii) General Director of the Brazilian Institute of Corporate Governance – IBGC (between April 2001 and January 2020).



Member of the Board of Directors at Vale S.A.
- Coordinator of the People and Remuneration Committee
- Member of the Sustainability Committee

Nomination of shareholder:
- Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI

Time with Vale:
- Since 2023 (2 years)

Skills, knowledge and expertise:
- Institutional, Governmental and Regulatory Relations
- ESG
- Relevant Executive Experience
- Cultural Transformation & Talent Management

João Luiz Fukunaga

Main experience:
Mr. João Luiz Fukunaga graduated in History from the Pontifícia Universidade Católica - PUC-SP in 2007, and holds a master's degree in Social History from the same institution, concluded in 2009. He is a Member of Vale's Board of Directors (since May 2023), Coordinator of the People and Remuneration Committee (since May 2023) and Member of the Sustainability Committee (since May 2023). He is President of PREVI – Banco do Brasil Employees' Pension Fund (since February 2023), and began his career as a professor, having also worked as a researcher and carried out several academic productions in the area of education. He has been a career employee of Banco do Brasil since 2008. His main professional experience in the last 5 (five) years includes: (i) Head (from 2012 to February 2023) of the São Paulo Bank Workers' Union, where he was (ii) National Coordinator of the BB Employees' Negotiation Committee; (iii) Secretary of Legal Affairs (since 2017); (iv) responsible for the Organization and Administrative Support area (from 2020 to February 2023); and (v) Union Auditor (2022 to February 2023) of the São Paulo Bank Workers' Union.



Independent

Lead Independent Director (LID) and independent member of the Board of Directors at Vale S.A.
- Coordinator of the Audit and Risks Committee

Time with Vale:
- Since 2021 (4 years)

Skills, knowledge and expertise:
- Mining
- Risk Management and Security
- Finance & Portfolio with Value orientation and Performance Accountability
- Business Innovation
- ESG
- Capital Markets
- Relevant Executive Experience
- Cultural Transformation and Talent Management
- Institutional, Government and Regulatory Relations

Manuel Lino Silva de Sousa Oliveira (Ollie)

Main experience:
Mr. Manuel Oliveira (Ollie) graduated in Accounting and Business Economics in 1973 and specialized in Accounting Theory in 1975 from the University of Natal-Durban in South Africa. He also holds specializations in chartered accountancy and chartered management accountancy from the Institute of Chartered Accountants in South Africa and the Institute of Chartered Management Accountants in the UK, respectively. An executive with over 45 years' experience in corporate finance and strategy, mainly in the mining sector, in companies such as Anglo American and De Beers, including experience in Brazil. He is a recognized independent director, having served on several international boards in the industrial area. He has experience in institutional relations, finance and mining. He is Lead Independent Director ('LID') of the Board of Directors (since June/2023), independent member (since May/2021) and Coordinator of the Audit and Risks Committee (member since December/2022, served as Coordinator until June 2023 and from July 2024) of Vale. His main professional experience in the last 5 (five) years includes: (i) Member of the Capital Allocation and Projects Committee (April/2024 to November/2024), Member of the People and Remuneration Committee (May/2023 to March/2024), Coordinator of the Audit Committee (August/2021 to December/2022), Member of the Nomination and Governance Committee (December/2022 to April/2023), Member of the Nomination Committee (May/2022 to December/2022) and Member of the People, Remuneration and Governance Committee (August/2021 to May/2022) at Vale; (ii) Member (May/2022 to December/2024) and Chairman (June/2022 to December/2024) of the Board of Directors of Jubilee Metals Group PLC, a publicly traded company in the natural resources and mining sector listed on the London Stock Exchange; (iii) Senior independent member of the Board of Directors (April/2018 to March/2022) of Polymetal International PLC, a publicly traded company in the gold and silver mining sector; (iv) Senior independent member of the Board of Directors (October/2011 to August/2021) of Antofagasta PLC, a publicly traded company in the natural resources and mining sector; (v) Independent member of the Board of Directors (February/2020 to July/2021) of Blackrock World Mining Investment Trust PLC, a British mining investment company; and (vi) Member of the Board of Directors of Vale Base Metals (since January/2025).



Independent

Independent member of the Board of Directors at Vale S.A.
- Coordinator of the Sustainability Committee
- Member of the Nomination and Governance Committee

Board of Directors at other listed companies:
- Independent member of the Board of Directors of Companhia Brasileira de Distribuição - Pão de Açúcar Group

Time with Vale:
- Since 2021 (4 years)

Skills, knowledge and expertise:
- ESG
- Relevant Executive Experience
- Cultural Transformation and Talent Management
- Risk Management and Security

Rachel de Oliveira Maia

Main experience:
Ms. Rachel de Oliveira Maia graduated in Accounting Sciences from the FMU University Centre in 1996. She has general management training at the University of Victoria, Canada (2001), an MBA from Fundação Instituto de Administração (FIA) (2007), a Negotiation and Leadership course from the Executive Education Program at Harvard Business School (2014), an MBA from Fundação Getúlio Vargas (FGV) (February 2018), an Advanced Program for CEOs, Board Members and Presidents course at Sant' Paul SEER (2021) and in October 2024 received the title of Doctor Honoris Causa from Estácio de Sá University for her leadership, performance, and dedication to promoting significant societal transformation in inclusion, diversity, and social responsibility. She has been an independent member of the Board of Directors (since May/2021), Coordinator of the Sustainability Committee (since May/2023) and a member of Vale's Nomination and Governance Committee (since April/2024). Her main professional experience in the last 5 (five) years includes: (i) Member of the Audit and Risks Committee (December/2022 to April/2024), Member of the Sustainability Committee (May/2021 to April/2023) and Member of the Audit Committee (May/2022 to December/2022) at Vale; (ii) Independent member of the Board of Directors of Companhia Brasileira de Distribuição - Grupo Pão de Açúcar (since April 2024); (iii) Founder of the non-profit organization CAPACITA-ME (since December/2018); (iv) Founder and CEO of RM Consulting, focusing on the "S" in ESG and Leadership (since April/2018); (v) Independent Member of the Board of Directors of Banco do Brasil (May/2021 to April/2023); (vi) Member of the Sustainability Committee of Banco do Brasil (December/2021 to June/2023); (vii) Member of the People, Compensation and Eligibility Committee of Banco do Brasil (since August/2023); (viii) Member of the Audit Committee of Banco do Brasil (since September/2021); (ix) Chair of the Board of Directors of the UN Global Compact Brazil and Ambassador of SDG5 (gender equity) (since April/2023); (x) Independent member of the Board of Directors of CVC Corp (March/2021 to August/2023); (xi) Independent member of the Board of Directors of Grupo Soma (December/2020 to May/2022); (xii) Diversity and Inclusion Advisor at Carrefour (November/2020 to November/2021); (xiii) Member of the Women of Brazil Group (since 2020); (xiv) Member of the Economic and Social Committee of the Development Board (since 2018); (xv) Managing Consultant of SumUp (December/2020 to December/2021); (xvi) Chair of the Advisory Board of UNICEF (October/2019 to September/2021); (xvii) Member of the General Board of the Danish Consulate (April/2014 to November/2020); (xviii) Member of the Danish Chamber of Commerce (April/2014 to November/2020); and (xix) CEO of Lacoste S. A. (Brazil) (October/2018 to September/2020).



Independent

Independent member of the Board of Directors at Vale S.A.

- Member of the Capital Allocation and Projects Committee
- Member of the Audit and Risks Committee

Time with Vale:

- Since 2024 (1 year)

Skills, knowledge and expertise:

- Mining
- Commercial and Trading
- Steel and Metallurgy
- Risk Management and Security
- Finance & Portfolio with Value orientation and Performance Accountability
- Institutional, Government and Regulatory Relations

Reinaldo Duarte Castanheira Filho

Main experience:
Mr. Reinaldo graduated in Economics from the Pontifícia Universidade Católica of Minas Gerais in 1992. He is an independent Member of the Board of Directors (since November/2024), Member of the Capital Allocation and Projects Committee (since November/2024) and Member of the Audit and Risks Committee (since November/2024) of Vale. His main professional experience in the last 5 (five) years includes: (i) Managing Partner of Heritage Holding (since March/2013), a consultancy, advisory and manager of proprietary resources for investment; and (ii) Independent Member of the Mining Committee of Grupo Maringá (since March/2022), a company operating in the sugar-energy and steel sectors.



Member of the Board of Directors at Vale S.A.

- Member of the Capital Allocation and Projects Committee
- Member of the People and Remuneration Committee

Nomination of shareholder:

- Mitsui & CO., LTD

Time with Vale:

- Since 2023 (2 years)

Skills, knowledge and expertise:

- Mining
- Commercial and Trading
- Global Chain Logistics
- Experience in the Business Environment in Asia

Shunji Komai

Main experience:
Mr. Shunji graduated in Arts - Foreign Languages from Dokkyo University in Japan in 1994. He has been a Member of the Board of Directors (since May/2023), a Member of the People and Remuneration Committee (since May/2023) and a Member of the Capital Allocation and Projects Committee (since April/2024) at Vale. His main professional experience in the last 5 (five) years includes: (i) Member of the Innovation Committee (May/2023 to April/2024) at Vale; (ii) Senior Director Vale business (since February/2023), Acting General Manager of New Metals and Aluminum (July/2021 to October/2021) and General Manager, Brazil Business Unit, Iron Ore Division (April/2017 to August/2020) at Mitsui & CO. LTD; (iii) Vice President of Mitsui & CO. (Brasil) S.A. (since February/2023); and (iv) CEO and President of Mitsui & CO. Mineral Resources Development (Asia) (November/2021 to January/2023).



Independent

Candidate for independent member of the Board of Directors at Vale S.A.

Skills, knowledge and expertise:

- Mining
- Finance & Portfolio with Value orientation and Performance Accountability
- Relevant Executive Experience
- ESG
- Business Innovation
- Cultural Transformation and Talent Management

Wilfred Theodoor Bruijn (Bill)

Main experience:
Mr. Wilfred (Bill) graduated in Mathematics from Manhattanville University in 1985 and holds an MBA from IBMEC - Instituto Brasileiro de Mercado de Capitais, completed in 1993. He has extensive experience in the mining sector and in C-Level positions. In the first 20 years of his career he worked in financial positions, reaching the position of CFO of Minerações Brasileiras Reunidas (MBR). He also served as CEO of Mineração Usiminas (MUSA) from 2009 to 2018, and as Director of Iron Ore Expansion Projects at Vale S.A. from 2007 to 2009, coordinating a team responsible for the implementation of several capital projects in various regions of Brazil, with a portfolio in excess of US$ 5 billion. He was part of the integration team for Vale's acquisition of MBR. His main professional experience in the last 5 (five) years includes: (i) Honorary Consul of the Kingdom of the Netherlands for the State of Minas Gerais (since 2017); (ii) President (2021 to 2023) and Member of the Board of Directors (2019 to 2023) of IBRAM (Brazilian Mining Institute); (iii) Chairman of the Board of Directors of Ferroport (2019 to 2023); and (iv) CEO of Anglo American Brasil (2019 to 2023).

Voting Scenarios – Guidance on Items 4, 6 and 7 of the Ballot and Proxy Card

Under Brazilian law, the election of members of the Board of Directors may be carried out by individual voting or, if so requested by shareholders, in compliance with legal requirements, by means of a cumulative voting process. The separate voting process (article 141 (4) of the Corporations Law) does not apply, because Vale does not have a controlling shareholder.

Individual voting process

Under article 11 of the Bylaws, if cumulative voting is not required, the election of candidates nominated by management and any candidacies presented by shareholders through the inclusion of candidates in the BVD, as required by the applicable regulations, will be carried out through the individual voting process.

In this scenario, the process of electing candidates nominated by the management and potential candidates nominated by shareholders is carried out individually, with the first 12 candidates who receive the highest number of votes from shareholders present at the Meetings being elected.

Cumulative voting process

Under the terms of art. 141 of the Brazilian Corporation Law, combined with CVM Resolution No. 70/2022, if shareholders representing 5% (five percent) of the capital with voting rights request the adoption of the cumulative voting process, this will be the method for electing the Board members. Any requests for the adoption of the cumulative voting procedure will only be considered valid if received by Vale up to 48 (forty-eight) hours before the Meetings.

Notwithstanding the aforementioned deadline, it is important to highlight the importance of any requests for cumulative votes being made as far in advance as possible, in order to facilitate the processing of the request by the Company and the participation of other shareholders.

In the cumulative voting process, each share has as many votes as there are positions to be filled and the shareholder can concentrate them on a single candidate or distribute them among several candidates. In other words, each share will have 12 votes, equal to the number of positions available, if the cumulative voting process is adopted for the election of Vale's Board of Directors.

Furthermore, the Company informs that the Ballot must be completed if the cumulative voting process is adopted. Once the cumulative voting process is adopted for the election of the members of the Board of Directors, the votes cast by shareholders who, **via Ballot**, have chosen to abstain in item 6 of the Ballot (item for equal distribution of votes among candidates in the case of cumulative voting), are considered as abstentions in the respective deliberation of the Meetings, so that these shareholders do not participate in the process of electing Board of Directors members.

For ADRs holders who cast their vote **via proxy card,** if the cumulative voting process is adopted for the election of the Board of Directors' members and they left item 7 blank, their votes will be distributed equally among the 12 candidates voted for in item 5. Therefore, if the ADRs holders wishes for their votes to be distributed in different percentages in a possible cumulative voting scenario, the ADRs holders must indicate the absolute number of votes they wish to assign each candidate in item 7.

If there is a request to adopt the cumulative voting process and the nomination of candidates other than those indicated by the management in the previous item, the shareholders may concentrate their votes on a single candidate or distribute them among several candidates, with the first 12 candidates receiving the highest number of votes in favor from the shareholders present at the Meeting will be elected.

If there is a request to adopt the cumulative voting process made through the Ballot proxy card without indicating candidates other than those indicated by management in item IV above, such request will be ineffective, in accordance with the legislation in force.

Board of Directors' comments on the proposal

In light of the work of the Nomination and Governance Committee and as detailed in the Nomination Report, the Board recommends an individual voting process without cumulative voting.

Item V and VI – Election of the Chairman and Vice Chairman of the Board of Directors

Under Vale's Bylaws, the Chairman and Vice Chairman of the Board are elected individually by the Annual General Meeting, from the names elected to compose the Board of Directors for the 2025-2027 term.

Aiming at the continuity of the evolution of the Board of Directors and its governance observed in the last two years by the Company's main stakeholders – including shareholders, members of the Board of Directors and the Executive Committee – the Board of Directors accordingly recommends, for purposes of deliberation by the shareholders: (i) **the maintenance of Daniel André Stieler as Chairman of the Board of Directors of the Company and** (ii) **the maintenance of Marcelo Gasparino da Silva as Vice Chairman of the Board of Directors.**

Board of Directors' comments on the proposal

The Board recommends the election of Mr. Daniel André Stieler as Chairman of the Board of Directors and Mr. Marcelo Gasparino da Silva as Vice Chairman of the Board of Directors.

Item VII – Election of the members of the Fiscal Council

The Fiscal Council is a permanent body made up of 3 to 5 effective members and their respective alternates, who will remain in their positions until the first Annual General Meeting held after their election. The election of the members of the Fiscal Council will comply with the provisions set forth under existing legislation and Vale's Bylaws.

The Company informs that it has received communications from a shareholder with the nomination of candidates for the election of the Fiscal Council, as shown below.

Nominee	Alternative Nominee	Date of Nomination	Appointed by the shareholder
Márcio de Souza	Alessandra Eloy Gadelha	February 25, 2025	Previ[1]
Aristóteles Nogueira Filho	Leda Maria Deiro Hahn	March 17, 2025	Franklin Templeton Investments, Argucia and Capstone Partners Gestão de Recursos[2]
Raphael Manhães Martins	Jandaraci Ferreira de Araujo	March 21, 2025	Geração L. Par Fundo de Investimento em Ações and others[3]
Adriana de Andrade Solé	Pedro Zannoni	March 21, 2025	Geração L. Par Fundo de Investimento em Ações and others[3]

[1] Banco do Brasil Employees' Pension Fund – Previ.
[2] Investment funds represented by Franklin Templeton Investments, Argucia Capital Management and Capstone Partners Gestão de Recursos LTDA.
[3] Geracao Futuro L. Par Fundo de Investimento em Ações, represented by Plural Investmentos Gestão de Recursos LTDA, Tempo Capital Principal Fundo de Investimento Financeiro de Ações, Rabo de Peixe Transportes, Serviços Marítimos e Empreendimentos Turísticos, Vic Distribuidora de Títulos e Valores Mobiliários S/A, Antonia Cliucy Pires Chaves, Roseane Moraes Coutinho de Oliveira, Victor Adler, Paolo Rolando Fuchs, Matsukawa Co. Ltd, and investment funds represented by Alaska Investimentos Ltda.

Any nomination of candidates for members of the Fiscal Council by holders of common shares must comply with legal provisions, including those contained in the Corporations Law, CVM Resolution No. 81 and the Circular/Annual Letter–2025–CVM/SEP.

In addition to the aforementioned nominations the Company received, on March 11, 2025, the nomination by the sole holder of preferred shares issued by Vale, of Mrs. **Dario Carnevalli Durigan** and **Rogério Ceron de Oliveira**, to the positions of effective and alternate members of the Fiscal Council, respectively.

We remind you that the holder of golden shares has the right to elect and remove a member of the Fiscal Council and the respective alternate, in a separate voting process.

The Board of Directors has no recommendation for this item.

Item VIII – Setting the overall annual compensation of management and Fiscal Council members for the year 2025

The proposed annual overall compensation for 2025 is R$195,389,263 (excluding charges), representing a 12% reduction compared to the compensation approved in 2024, mainly due to the amounts related to the Executive Committee (CEO and Executive Vice Presidents).

The amount presented includes, in addition to the members of the Executive Committee, the members of the Board of Directors, Fiscal Council and Advisory Committees exclusively for Vale S.A, as per the table below:

Management compensation – excluding charges[1]			Variation	
in Reais	**Approved 2024**	**Projection 2025[3]**	**R$**	**%**
Board of Directors	19,813,600	20,096,400	282,800	1.4%
Advisory Committees[2]	3,241,600	3,160,267	(81,333)	-2.5%
Fiscal Council	1,764,468	1,882,966	118,498	6.7%
Executive Committee	198,232,179	170,249,630	27,982,548	-14.1%
Total	**223,051,847**	**195,389,263**	**(27,662,583)**	**-12.4%**

[1] Values presented on an accrual basis.
[2] Includes compensation due to effective and alternate members of the Board of Directors for participation in committees.
[3] Subject to approval at the Annual and Extraordinary General Meetings to be held on April 30, 2025.

The 14% reduction related to the Executive Committee is mainly due to the fixed annual compensation as a result of the executive changes and restructuring of positions that took place at the end of 2024, impacting the other compensation elements. In addition, the long-term share-based incentive plans (Matching and PSU programs) were directly affected by the decrease in the Company's share price compared to 2024.

With regard to Advisory Boards and Committees, the 2025 proposal essentially considers maintaining the premises in force in 2024 with specific adjustments to the compensation and composition of the respective boards.

CEO's compensation

The compensation of Vale's then CEO, Mr. Eduardo de Salles Bartolomeo, the highest compensation of the management team, regularly consisted of a fixed monthly compensation, a short-term variable compensation (annual bonus) and a long-term variable compensation plans (Matching and PSU programs).

For information on the aspects of each of these compensation components, please refer to "Executive Committee Compensation" and "Executive Committee Short- and Long-Term Variable Compensation Plans".

CEO's compensation in 2024 – excluding charges

in Reais	2024R (accrual basis[1])	2024R (cash basis[2])
Fixed compensation	4,500,000	4,500,000
Short- and long-term incentives[3]	37,961,000	27,157,487
Benefits[4]	9,345,517	9,345,517
Total	**51,806,517**	**41,003,003**

[1] Values considered on an accrual basis (provision for the fiscal year), as per official report by the Company.
[2] Values considered on a cash basis (disbursements actually made, amount received by the Executive) as additional information.
[3] Includes annual bonus, Matching and PSU program compensation.
[4] Including health and dental plans, insurance, contributions to pension funds and other.

The compensation mix for the CEO and the other members of the Executive Committee is adjusted annually based on the profile of the international executive market and the results of the annual executive performance review process, in line with investor expectations.

Evolution of the compensation mix	CEO			Other members of the Executive Committee		
	2023R	2024R	2025P	2023R	2024R	2025P
Fixed compensation	11%	9%	15%	21%	22%	12%
Short- and long-term incentives	86%	73%	73%	65%	57%	32%
Other	3%	18%	12%	14%	21%	56%

Caption: R: Realized/ P: Proposed.
Note: The 2023R columns in the table above have been updated to show the actual compensation paid by the Company, replacing the 2024 disclosure that showed the percentages of the compensation packages relative to the targets set.

Summary of compensation elements by body

Board of Directors

The compensation considers exclusively the payment of a fixed monthly installment within the scope of responsibility assigned to each position, and may be adjusted according to market practices identified in periodically contracted surveys. The only alternate member is remunerated only when participating in a meeting of the Board of Directors, replacing its respective effective member (both employee representatives).

Board of Directors' Advisory Committees

Compensation exclusively entails the payment of a fixed monthly installment within the scope of responsibility assigned to each position, and may be adjusted in accordance with market practices identified in periodically contracted surveys.

Fiscal Council

The compensation of the effective members corresponds to a fixed monthly installment equivalent to at least 10% of the fixed compensation, which, on average, is attributed to the members of the Executive Committee on a monthly basis, and may be adjusted according to market practices identified in periodically contracted surveys. Alternate members are only remunerated when they participate in a meeting of the Fiscal Council, replacing their respective effective member.

Executive Committee

The compensation includes: (i) fixed monthly installment, (ii) short-term variable (annual bonus) and (iii) long-term variable based on shares (long-term incentives – Matching and PSU). In addition, there are a private pension, benefits aligned with the local market and occasional one-off payments as mechanisms for attraction, retention and incentives for deliveries and initiatives relevant to the Company.

Board of Directors Compensation

1. **Fixed monthly compensation:** the compensation consists exclusively of the payment of a fixed monthly amount, varying according to the position held/responsibility assigned, in accordance with the Board's Internal Regulations, for the purpose of compensating the services of each effective member of the Company's Board of Directors. The Company has a single alternate member of the Board of Directors, a seat occupied by a member elected by Vale's employees, as provided for in its Bylaws. The alternate member is remunerated at 50% of the monthly compensation attributed to the effective member for each meeting attended, with his/her monthly fees capped at 100% of the effective member's compensation, regardless of the number of meetings attended in the month. Regardless of the alternate's participation, the effective member is entitled to receive his/her fixed monthly compensation.

2. **Benefits:** members of the Board of Directors are covered by life insurance.

3. **Participation in Committees:** members of the Board of Directors who are also members of Advisory Committees receive the monthly compensation attributed to members of the committees, in addition to their compensation as members of the Board of Directors.

4. **Variable compensation, benefits and others:** there are no other types of compensation or benefits, such as bonuses, shares, profit sharing, participation in meetings, commissions, post-employment benefits or benefits motivated by the termination of the exercise of the position. Members are entitled to reimbursement for travel and accommodation expenses necessary for the performance of their duties.

Compensation of the Fiscal Council

1. **Fixed monthly compensation:** the compensation of the Fiscal Council corresponds to at least 10% of the average fixed compensation attributed to the members of the Company's Executive Committee on a monthly basis, and may be adjusted in accordance with market practices identified in periodically contracted surveys. The compensation consists exclusively of the payment of a fixed monthly amount, for the purpose of compensating the services of each member of the Fiscal Council, within the scope of the responsibility assigned. In the month in which an alternate member of the Fiscal Council participates in a meeting due to the impediment or occasional absence of its regular member, the alternate will receive the equivalent of 100% of the compensation of the respective regular member. Regardless of the participation of the alternate, the regular member will continue to receive his/her fixed monthly compensation in any form.

2. **Benefits:** members of the Fiscal Council are covered by life insurance.

3. **Participation in Committees:** members of the Fiscal Council are not entitled to representation funds or compensation for participation in Committees.

4. **Variable compensation, benefits and others:** the members of the Fiscal Council are not entitled to other types of compensation or benefits, including bonuses, profit sharing, compensation for participation in meetings, commission, post-employment benefits, benefits motivated by the termination of the exercise of the position and share-based compensation. The members of the Fiscal Council are entitled to reimbursement of travel and accommodation expenses necessary for the performance of their duties.

Executive Committee Compensation

1. **Fixed monthly compensation:** The fixed monthly compensation aims to attract and retain executives with experience and competence consistent with the scope and responsibility of the position assigned to them in the Company's management.

2. **Direct and indirect benefits:** package compatible with market practices, such as life insurance, medical and dental assistance, hospital care, meal vouchers, use of a Company car with driver service and a supplementary pension plan in the defined contribution format.

3. **Variable compensation**

Type	Name	How it works
Short-term	Annual bonus	Based on performance in the face of annual challenges approved by the Board of Directors. Annual goals, both collective and specific, define expectations for economic-financial performance, safety, risk, sustainability and strategic issues.
Long-term Performance Shares	Performance Shares Program (PSU)	The award is linked to the TSR relative to the peer group and to the absolute performance against ESG and ROIC metrics. The PSU incentivizes sustainable value creation, aligns the executives' focus with the shareholders' vision, and promotes retention and long-term performance.
Long-term Restricted Shares type	Matching Program	The members of the Executive Committee are required to acquire common shares issued by the Company, using their own funds and to hold them for a three-year cycle. Participation for other leaders of the Company is voluntary. The program encourages talent retention, long-term commitment and alignment between management actions and shareholder returns.

Other compensation practices not submitted to the General Meeting's approval

Compensation of non-statutory officers

Compensation for Vale's non-statutory officers globally, i.e. those employees in leadership positions who are not part of the Executive Committee provided for in the Bylaws, consists of:

1. **Fixed monthly compensation:** aims to attract and retain leaders with experience and competence consistent with the scope and responsibility of their assignment in the Company's management.

2. **Direct and indirect benefits:** package compatible with market practices, such as life insurance, medical and dental assistance, hospital care, meal vouchers and a supplementary pension plan in the defined contribution format.

3. **Profit sharing (PLR):** Profit Sharing (PLR, acronym in Portuguese) is equivalent to the annual bonus for the CEO and Executive Vice Presidents (introduced on page 95), based on a goal scorecard aligned to the company's strategic objectives and a portion of the individual's performance. The PLR is paid in cash and applies to all direct employees in leadership positions on a global basis. For more information on this remuneration component, see Vale's 2024 Reference Form, section 8.

4. **Matching Program:** under the same performance metrics set for the Executive Committee (introduced on page 101), all direct employees in leadership positions are eligible to join this share-based, 3-year cycle incentive, including Directors[1], General Managers, Managers and Coordinators (for Vale Brasil, Supervisors are included). In 2024, 2,391 employees were eligible to join the program, representing 3.7% of our direct employees. Of this total, 2,084 actually joined it, an 87% participation rate (94% of Directors, 90% of General Managers, 85% of Managers and 87% of Coordinators/Supervisors who were eligible). For more information on this remuneration component, see Vale's 2024 Reference Form, section 8.

5. **PSU:** under the same performance metrics set for the Executive Committee (introduced on page 98), employees in positions of Directors[1] and General Managers at global level are entitled to that share-based, 3-year cycle incentive, totaling 518 leaders in eligible). For more information on this remuneration component, see Vale's 2024 Reference Form, section 8.

Other direct employee compensation

All Vale's direct employees are entitled to (i) fixed monthly compensation, as per positions, (ii) benefits, and (iii) PLR, which consists of a goal scorecard aligned with the Company's strategic goals and is paid in cash. Employees who are not in a leadership position are not entitled to share-based compensation (items 4 and 5 above).

Vale negotiates clauses related to wages and benefits with several Unions in different countries. Vale celebrates collective agreements with union employees in its operations in Brazil, Canada, Indonesia, Oman and the United Kingdom.

[1] Directors means members of Vale's Executive Committee or members of the statutory board or equivalent in certain entities and controlled or affiliated companies of the Vale System included in the Plan.

Executive Committee Short- and Long-Term Variable Compensation Plans

Short-term Incentive - Annual bonus

Based on the performance of short-term goals aligned with the strategic challenges approved by the Board of Directors for the year. The collective and specific annual goals define the expected economic and financial performance in safety, risk, sustainability and strategic issues To calculate the Executive Committee's 2024 annual bonus payment, the following elements are considered for 2024.


Annual bonus
in multiples of fixed fees
=
Target
number of fixed fees
x
Target Dashboard
0 to 1.5
x
Vale Multiplier
maximum of 1.3333
x
Performance factor
0.8 to 1.2

2024 Goals Scorecard

The Executive Committee's Short-Term Goals Scorecard for 2024 was approved by the Board of Directors, with the support of the People and Compensation Committee, with the aim of contributing to Vale's progress towards its long-term ambitions and goals, in a consistent and efficient manner, creating and sharing sustainable value with our stakeholders. Being a reference company in safety is one of our ambitions, therefore, the goals related to occupational and process safety were maintained for 2024. Significant improvements were approved for 2024, with goal panels aligned and connected with Vale's performance.

See below the Goals Scorecard (with respective weights) and their achievement in 2024 (according to the legend colors).

Collective goals					
Goals	CEO	Executive Vice Presidents			
		CFO	Technical	Others	Base Metals
EBITDA (adjusted) Measure Vale's performance and operational efficiency (excluding taxes, depreciation and amortization). In this indicator, we consider adjustments to the budgeted EBITDA related to factors external to Vale (mainly price, exchange rate and other external factors considered in the specificities of the business), that is, the achievement is not impacted by external factors that do not depend on Vale's action.	35%	35%	N/A	35%	25%
Safety Reduce the absolute number of events that resulted in fatalities and/or life-changing and high-potential recordable injuries (N1 +N2).	15%	15%	25%	15%	15%
Events P Reduce process events that generate an unplanned or uncontrolled release of energy or hazardous materials (loss of containment) involving operating equipment or assets.	10%	10%	15%	10%	10%
People (DEI): - % of women - % of blacks in leadership	10%	10%	10%	10%	10%
Specific goals					
Fixed expense/ IOI for VP Projects Fixed cost: ensure cost management in each area. IOI: financial and economic adherence to short-term projections	N/A	7,5%	N/A	7,5%	N/A
Specific goals Defined for each executive, according to focus and scope of action. The goals can be either specific to each Executive Vice President or shared, for greater engagement between areas.	30%	22.5%	50%	22.5%	40%

● Less than 0.50 points ● Between 0.50 and 0.99 points ● Between 1.00 and 1.50 points

Proposed Goals Scorecard for 2025

The Short-Term Goals Scorecard remains focused on advancing the Company's long-term ambitions and goals, with the creation and sharing of sustainable value in each fiscal year. The scorecard reinforce the direction for building Vale 2030, in which we seek to be recognized as a reliable partner, with the most competitive and resilient portfolio in our industry. The collective block's goals maintained their focus on EBITDA, safety, process events, DEI and the inclusion of the reputation goal.

Collective goals					
Goals	**Description**	**CEO**	**Executive Vice Presidents**		
			CFO	**Technical**	**Others**
EBITDA (adjusted)	Measure Vale's performance and operational efficiency (excluding taxes, depreciation and amortization). In this indicator, we consider adjustments to the budgeted EBITDA related to factors external to Vale (mainly price, exchange rate and other external factors considered in the specificities of the business), that is, the achievement is not impacted by external factors that do not depend on Vale's action.	30%	30%	—%	30%
Safety	Reduce the absolute number of events that resulted in fatalities and/or life-changing and high-potential recordable injuries (N1 +N2).	10%	10%	20%	10%
Events P	Reduce process events that generate an unplanned or uncontrolled release of energy or hazardous materials (loss of containment) involving operating equipment or assets.	10%	10%	10%	10%
DEI	People (DEI): - % of women - % of blacks in leadership - % of inclusion	10%	10%	10%	10%
Reputation	Measure the improvement in reputation, Vale's relationship with its different audiences and the positive perception of Vale's image and brand.	10%	10%	10%	10%
Specific goals					
Fixed expense	Fixed expense: ensure cost management in each area.	7.5%	7.5%	-	7.5% (operations, people) 10% (sustainability and environmental affairs)
Specific goals	Defined for each executive, according to focus and scope of action. The goals can be specific to each Executive Vice President, or they can be shared, for greater engagement between areas.	22.5%	22.5%	50%	22.5% (operations, people) 20% (sustainability, issues corporate)
	Total	**100%**	**100%**	**100%**	**100%**

Long-term variable compensation

Long-term incentive - Performance Share Unit Program (PSU)

The PSU is a three-year program that seeks to stimulate the performance of senior management (Senior Managers to Executive Committee members) in creating sustainable value, aligning the executives' focus with the shareholders' vision. At the beginning of the cycle, four elements are considered for the purpose of calculating the number of units to be granted to each participant:

(a)	(b)	(c)	(d)
Base salary[1] at the end of the year prior to the start of the cycle	reference value for the program, according to the participant's level and location in the previous year	price of shares issued by Vale in the last 60 trading sessions of the year prior to the start of the cycle, weighted by the volume traded	estimated income tax rate for the participant's location

[1] *The base salary represents the monthly salary paid to employees who are located in Brazil and the annual salary paid to employees who are located abroad.*

Example of initial calculation, with hypothetical values:

Beginning of the PSU cycle	A	x	B	/	C	x	D	=	No. of shares
	R$ 100,000.00 base salary on Dec-31 previous year		9.00 reference value for VP in Brazil		R$ 75.00 weighted average price VALE3 60 trading days previous year		(1-27.5%) estimated income tax rate in Brazil		8,700 net number of shares

Since 2020, indicators related to ESG topics have been included in the PSU, which currently accounts for 25% of the weight. As of 2021, the PSU began to compensate its executives through common shares of the Company, replacing cash compensation indexed to the share price.

In 2023, the PSU eliminated the trigger linked to the TSR indicator, reinforcing the ESG-related topic In addition, it was decided to incorporate the ROIC (return on invested capital) metric into the PSU starting in 2024, with a 25% share, establishing it as an internal value generation target. This change aims to achieve greater alignment with investors and Vale's strategic objectives.

We currently have the following PSU cycles in force:

Performance factor indicators	2023	2024
Total Shareholder Return (TSR)	75%	50%
ESG – health and safety, sustainability (climate change, social aspects)	25%	25%
Return Over Invested Capital – ROIC	–	25%
Total	**100%**	**100%**

The **first performance factor indicator** compares Vale's TSR and the TSR of a group of global mining companies. The TSR measures the return that an investment provides to the shareholder, considering the fluctuation in the share price and the distribution of dividends, based on a period.

TSR = (**Final price*** − **Initial price**** + **Dividends** (dividends or interest on equity distributed in the period)) / **Initial price****

**Weighted average price by volume traded, in the 30 days of trading prior to the closing date.*
***Weighted average price by volume traded, in the 30 days of trading prior to the opening date.*

The group of companies and the reward curve of the TSR portion for the current cycle are:

Ranking	1st place	2nd place	3rd place	4th place	5th place	6th place	7th place	8th place	9th place
Performance factor	200%	160%	125%	90%	55%	30%	20%	0%	0%

Peer group companies: BHP, Rio Tinto, Anglo American, Freeport, Glencore, South32, FMG, Teck Resources and CSN Min.

If Vale's absolute TSR is negative, the maximum is 150%.

The **second indicator** incorporates ESG elements into global performance:

Indicators	Cycles starting in 2023 and 2024
Health and safety weight: 10%	The indicator will be measured through the absolute number of events that generate fatalities and/or changed lives and recordable injuries with high potential (N1 + N2) and aims to emphasize the importance of health and safety, in line with Vale's strategy of reducing fatalities and events with high potential injuries.
Sustainability weight: 15%	Indicators directly related to the strategic pillar of Climate Change regarding the reduction of greenhouse gas emissions (10%) and with the commitment to appear in the Top 3 of the main external assessments (DJSI - Dow Jones Sustainability Index, Sustainalytics and MSCI - Morgan Stanley Capital International) relative to the Performance of the DJSI - Dow Jones Sustainability Index (5%).

The **third indicator**, included from the cycle starting in 2024, is ROIC, which measures the company's ability to generate returns based on the total capital invested. It is an essential indicator for analyzing how the company allocates capital and obtains profitability from it. In general terms, the higher the value of the index, the greater the return generated by the company to the shareholder.

At the end of the cycle, three years after it starts, participants eligible for the award will receive from Vale in real shares: (i) the amount equivalent to at least the same number of Shares granted in the cycle, multiplied by the performance factor determined; and (ii) virtual dividends related to the same number of shares calculated in item (i). Income tax withheld at source (gross-up) will be included.


1292
1292

Results in recent cycles

At the end of the 2022 cycle, which ended in December 2024, we had the following result:

Cycle 2022	Result	Payout
TSR	7th place	-%[1]
Health and safety	-	-%
Sustainability	64%	10%
Total	-	**10%**

[1] Based on the TSR share award curve for the 2022 cycle.

Below is the history of results in the latest PSU awards, referring to the portion of the Total Shareholder Return (TSR):

Awarding year	2023	2024	2025
VALE3 Price	R$ 78.73	R$ 66.75	R$ 52.65
Vale's position in the ranking	**2023**	**2024**	**2025**
Cycle 2022	-	-	7th place
Cycle 2021	-	6th place	-
Cycle 2020	4th place	-	-

Continuing with the initial calculation example, with hypothetical values for the 2022 cycle, the final value would be:

End of PSU cycle

8,700 shares x **payout 10%** x **VALE3 R$ 52.65** / **(1 - IR rate 27.5%)** = gross award of **R$ 63,180.00**

In addition to the above award, the program also provides for the payment of virtual dividends based on the unit price as per distributions made by Vale to the market during the cycle.

Finally, the PSU summary in its final years of granting cycles:

Granted cycle year	2022	2023	2024
Modality	Performance Shares		
Performance metrics	Relative TSR 75% ESG 25%		Relative TSR 50% ESG 25% ROIC 25%
Vesting Period	3 years		
Dividends	Virtual dividends paid at the end of the cycle, conditional to performance metrics		
Awards in	Real shares issued by the Company		

The cycle starting in 2025 is still in the approval phase, with the proposal to maintain the 3-year vesting and payment in real shares, in addition to the virtual dividends paid at the end of the cycle based on performance.

The current proposal is that the metrics for the 2025 cycle should remain with the same weights as the previous year: 50% for relative TSR, 25% ROIC and 25% ESG, in the latter, with the inclusion of a target aimed at reducing ESG investment restrictions at Vale, that is, removing Vale from the restriction lists of institutional investors based on ESG criteria. With this inclusion, the indicator referring to the DJSI should be discontinued as of the 2025 cycle.

Long-term incentive - Matching Program (Restricted Shares)

Matching is a restricted stock program based on the expected performance in the market value and price of the Company's shares, and is an initiative to attract and retain talent that reinforces the culture of long-term sustainable performance. By purchasing shares in the company with their own funds at the beginning of the cycle, leaders become eligible to receive the bonus in shares at the end of three years, as long as they are still with the company and own the shares they originally purchased. Participation and retention of shares are mandatory for the Executive Committee.

For the purposes of calculating the number of shares that each participant can receive at the beginning of the cycle, the following criteria are considered:

(a) base salary of the participant's compensation at the end of the year prior to the start of the cycle

(b) the reference value for Matching, according to the participant's level and location at the end of the previous year

(c) the average purchase price of the shares in the market on the effective date of purchase

[1] The base salary represents the monthly salary paid to employees who are located in Brazil and the annual salary paid to employees who are located abroad.

Example of initial calculation:

Beginning of Matching cycle	A	x	B	/	C	=	No. of shares
	R$ 100,000.00 base salary on Dec-31 previous year		**6.00** reference value for Vice President in Brazil		**R$ 75.00** average purchase price of VALE3		**8,000** number of shares (net)

If the executives are in the Company and in possession of the shares at the end of the three-year cycle, the Program award is made in shares, in at least, the same number of shares acquired plus the amount of Income Tax Withheld at Source.

In addition to the regular bonus, since 2019 the Matching Program has been making payments related to virtual dividends, calculated based on (i) the shares not yet settled by the plan and (ii) the value of dividends and/or interest on equity per share, as distributed by the Company to shareholders during the cycle. Virtual dividends are paid in cash, in a period close to the payment by Vale to shareholders in general.

Continuing with the initial calculation example, with hypothetical values, the final value would be:

End of the Matching cycle:

8,000 initial shares x **VALE3 60.00** / **(1 - IR rate 27.5%)** = gross award of **R$ 662,069.00**

In addition to the above award, the Program also provides for the payment of virtual dividends based on the unit price, as per distributions made by Vale to the market during the cycle.

Others practices in executive compensation

- **Stock Ownership Guidelines:** rule that determines the maintenance of a minimum shareholding position, being 36 times the fixed monthly installment for the President and 24 times the fixed monthly installment for Executive Vice Presidents. Executives can achieve these positions throughout their terms through the Matching and PSU programs, and cannot trade any shares that are under their ownership before the minimum shareholding position is reached.

- **Malus and Clawback:** these are rules used by the Board of Directors, in the face of facts or events of exceptional severity, which allow for the elimination, reduction or return (in part or in full) of the variable compensation scheduled for payment or of installments already paid to executives. Although the Company already adopted a Clawback rule for members of the Executive Committee, in 2023, the Clawback Policy was created, which describes the circumstances in which executives will be required to return any incentive-based compensation to the Company, in line with the rules established by the SEC.



- **Total compensation assessment:** the compensation assessment exercise is held annually for the members of the Executive Committee, a forum in which compensation is individually discussed and reviewed by the Board of Directors, using as inputs the individual performance assessment process, comparison with the market and alignment with the Company's Career and Succession strategy. The Performance Factor for each individual is defined by the Board of Directors and directly impacts the amount of the annual bonus paid, in addition to the possible adoption of meritocracy and differentiation actions for each executive. At the end of the process, individual feedback and development actions are carried out with each person. Starting this year, as approved by the Board of Directors in January 2025, the performance evaluation process for the Executive Committee will have a new format, with reviews regarding the evaluators (360º), evaluation criteria and inclusion of mid-year reviews, in addition to more robustness in defining the Performance Factor in line with the company's overall results, making the model more effective and in line with the Company's strategic plan.

- **Termination policy:** the termination package for Executive Committee members is defined by the Board of Directors based on market references and adjusted individually in order to establish severance payments compatible with the complexity of the position held, maturity and achievement of results in the performance of the role. Payment of short- and long-term incentives occurs in proportion to the period worked.

Compensation History 2023-2025

Board of Directors, Advisory Committees and Fiscal Council

The proposed compensation for 2025 is in line with previous years, with specific variations resulting from adjustments applied to the composition and compensation of members. The Company uses studies to verify market practices, with the support of one or more specialized consultancies, in which the compensation policies and practices adopted by the main mining companies, as well as other large global companies in the industrial sector and other similar ones are observed, in addition to the behavior of granting benefits in companies of similar size are observed. Below we present the payment history of the last few years and the proposal for the current year:

Accrual basis (in Reais and exc. charges)	2023R	2024R	2025P
Board of Directors	17,060,529	17,933,063	20,096,400
Advisory Committees[1 2]	4,057,878	2,777,566	3,160,267
Fiscal Council	1,677,649	1,789,928	1,882,966
Total	**22,796,056**	**22,500,557**	**25,139,633**

Caption: R: Realized/ P: Proposed.

[1] *Includes compensation due to effective members of the Board of Directors for participation in Committees.*
[2] *Includes compensation for alternate members of the Board of Directors who participate in committees.*



Executive Committee

The total compensation proposed for the Executive Committee in 2025 is in line with the compensation provided in recent years.

Accrual basis (in Reais and excluding charges)	2023R	2024R	2025P
Fixed annual compensation	**37,790,009**	**37,425,798**	**25,994,837**
Salary or management fees	30,394,104	30,020,662	20,640,000
Benefits	7,395,905	7,405,135	5,354,837
Variables and shares	**121,128,306**	**114,173,893**	**97,665,370**
Annual bonus	52,190,491	49,038,823	31,778,720
Equity-based	68,177,217	56,670,594	36,339,235
Other[1]	760,598	8,464,476	29,547,416
Termination pay	**9,991,991**	**18,221,883**	**46,589,423**
Total	**168,910,305**	**169,821,574**	**170,249,630**

Caption: R: Realized/ P: Proposed.

[1] Funds allocated to bonuses linked to the strategy of hiring and retaining key people for the Company, aiming at competitive recognition aligned with the market, as provided for in Vale's Management Policy.

The reductions in 2025, observed mainly in the annual fixed compensation and the annual bonus (31% and 35% respectively compared to 2024), are justified by the reduction in the number of executives and the compensation amount for new hires, with an impact on all compensation elements. In addition, the share-based incentive plans (Matching and PSU programs) were directly affected by the decrease in the VALE3 share price.

The increases for 2025 are reflected in the "other" and "termination of position" categories, the first being justified by the inclusion of long-term retention plans based on performance for executives, in line with Vale's Directors Policy, and the second due to the increase in the number of executives dismissed with severance pay expected for 2025 (totaling seven executives).

Accrual basis (in Reais and exc. charges)	2023R	2024R	2025P
No. of members compensated	9.06	9.17	6.17
Annual fixed compensation			
Salary or management fees	3,354,758	3,273,791	3,347,027
Benefits	262,157[1]	262,704	299,357
Average fixed compensation	3,616,915	3,536,495	3,646,384
Short-term incentive (annual bonus)			
Total annual Bonus	52,190,491	49,038,823	31,778,720
Average annual Bonus	5,760,540	5,347,745	5,153,306
Share-based payments (Matching and PSU)			
Total ILP programs	68,177,217	56,670,594	36,339,235
Average ILP programs	7,525,079	6,179,999	5,892,849

Caption: R: Realized/ P: Proposed.

[1] The average fixed remuneration paid in 2023 was adjusted based on the reclassification of private pension expenses from "direct and indirect benefits" to "post-employment benefits".

Maximum, minimum and average individual compensation

Board of Directors

Individual compensation (R$) *excluding charges*	**2022R**	**2023R**	**2024R**
Maximum compensation	2,578,119	2,752,998	3,367,516
Minimum compensation	759,316	902,521	1,166,026
Average compensation	1,345,028	1,593,842	1,690,664

Caption: R: Realized.

Fiscal Council

Individual compensation (R$) *excluding charges*	**2022R**	**2023R**	**2024R**
Maximum compensation	326,794	335,530	352,117
Minimum compensation	326,794	335,530	352,117
Average compensation	326,794	335,530	352,117

Caption: R: Realized.

Executive Committee

Individual compensation (R$) *excluding charges*	**2022R**	**2023R**	**2024R**
Maximum compensation	59,948,670	52,679,121	51,806,517
Minimum compensation	7,351,597	6,962,649	7,578,475
Average compensation	21,375,534	18,643,522	18,525,990

Caption: R: Realized.

Board of Directors' comments on the proposal

The annual compensation proposal presented by the Board of Directors is based on global market practices, and seeks to align with short- and long-term strategies, return to shareholders and the sustainability of the Company's business. It also considers attracting executives with high-level professional qualifications and skills critical to Vale's challenges.

To prepare the proposal, the Board of Directors had the support of two Committees: the People and Remuneration Committee (which assesses the Executive Committee's compensation strategy and the proposal for the distribution of the annual overall budget for the compensation of directors) and the Nomination and Governance Committee (which analyzes the compensation strategy of the Board of Directors and its Advisory Committees).

Item for resolution at the Extraordinary General Meeting

Item I – Approval of the Global Long-Term Share-Based Incentive Plan

Vale proposes to review the Share-Based Incentive Plan approved at the Annual and Extraordinary General Meetings held on April 30, 2021. The essential objectives will be preserved considering the focus on results and long-term value creation, aligning the interests of shareholders and participants. The proposed plan is **available in** Exhibit V, page 137, of the Management Proposal for the 2025 AEGM.

Board of Directors' comments on the proposal

The Board of Directors recommends approval of this item.



Relevant guidelines for shareholder attendance

Shareholders

Check below for instructions on how to attend the Meetings.

1) What is the minimum quorum for the Meetings?

Answer: minimum attendance of ¼ of the Company's voting capital for all matters on the Agenda.

2) What happens if the quorum is not reached?

Answer: Vale publishes a new call notice with a new date for the Meetings, which will be held regardless of the number of shareholders attending.

3) How does the voting right work?

Answer: according to article 5 of the Corporate Bylaws, each special class of ordinary share and preferred share issued by the Company entitles the holder thereof to 01 (one) vote on the Meetings' resolutions, and the holders of preferred shares are entitled to elect, in a separate vote, one effective member and one alternate member to the Fiscal Council.

4) What documents are required to attend the Meetings?

Individuals

- Valid photo ID of the shareholder or proxy, if applicable (simple or authenticated copy), such as: (a) Identity Card (RG); (b) Foreigner's Identity Card (RNE); (c) Passport; (d) Professional Association Card accepted as identification for legal purposes (e.g., OAB, CRM, CRC, CREA); or (e) Driver's License (CNH).
- Proof of ownership of Vale's issued shares held by the shareholder, issued by the depository or custodian financial institution, notably through the shareholding position statement, where brokerage notes will not be accepted.
- An individual shareholder's proxy shall present the documents proving representation that comply with Article 126 of Brazilian Corporation Law, including that the power of attorney be issued less than 1 (one) year before the Meetings date with the necessary and equivalent voting power to be exercised by the proxy in name of the shareholder. If such documents are written in a foreign language, they must be duly translated into Portuguese by a certified translator, without the need for notarization and consularization. It should be noted that documents in English and Spanish are also exempt from translation.[1]
- The Company will accept powers of attorney signed via a digital certificate issued by an entity accredited by the Brazilian Public Key infrastructure – ICP-Brazil. For handwritten signatures on powers of attorney, notarization of the signature is not required.

[1] The proxy must qualify as a Company shareholder or executive, a lawyer registered at the Brazilian Bar Association, or a financial institution.

Legal entity

- Valid photo ID of the legal representative (simple or authenticated copy), such as: (a) Identity Card (RG); (b) Foreigner's Identity Card (RNE); (c) Passport; (d) Professional Association Card accepted as identification for legal purposes (e.g., OAB, CRM, CRC, CREA); or (e) Driver's License (CNH).
- Proof of ownership of Vale's issued shares held by the shareholder, issued by the depository or custodian financial institution, notably through the shareholding position statement, where brokerage notes will not be accepted.
- Proof of representation documents, including (i) if applicable, a power of attorney issued less than (one) year before the Meetings' date with the necessary and equivalent voting power to be exercised by the proxy in the name of shareholder, (ii) a copy of the articles of incorporation and the minutes from the election of company executives, or other corporate documents that prove the representation is valid, pursuant to Brazilian Corporation Law or the Civil Code, as applicable. If such documents are written in a foreign language, they must be duly translated into Portuguese by a certified translator, without the need for notarization and consularization. It should be noted that documents in English and Spanish are also exempt from translation.[2]
- The Company will accept powers of attorney signed via a digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure - ICP-Brazil. For handwritten signatures on powers of attorney, notarization of the signature is not required.

[2] *As stated in the Annual Circular Letter in force from CVM/SEP, legal entity shareholders may be represented at General Meetings by their legal representatives or duly constituted proxies, in accordance with the company's articles of incorporation and the rules of the Brazilian Civil Code ("Civil Code"), and in this specific case there is no need for the proxy of the legal entity shareholder to be a shareholder, company director or lawyer.*

Investment funds

- Valid photo ID of the legal representative (simple or authenticated copy), such as: (a) Identity Card (RG); (b) Foreigner's Identity Card (RNE); (c) Passport; (d) Professional Association Card accepted as identification for legal purposes (e.g., OAB, CRM, CRC, CREA); or (e) Driver's License (CNH).
- Proof of representation documents, including (i) a copy of the fund's current regulations, (ii) a copy of the documents appointing its executive or manager, as applicable, depending on the competence to represent the fund at meetings of its investees; (iii) a copy of the minutes from the election of company executives, and (iv) if applicable, the respective power of attorney issued less than (one) year before the Meetings' date with the necessary and equivalent voting power to be exercised by the proxy in the name of the shareholder. If such documents are written in a foreign language, they must be duly translated into Portuguese, by a certified translator, without the need for notarization and consularization. It should be noted that documents in English and Spanish are also exempt from translation.[3]
- Proof of ownership of Vale's issued shares held by the shareholder, issued by the depository or custodian financial institution, notably through the shareholding position statement, where brokerage notes will not be accepted.
- The Company will accept powers of attorney signed via a digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure - ICP-Brazil. For handwritten signatures on powers of attorney, notarization of the signature is not required.

[3] *As set out in the Annual Circular Letter in force from CVM/SEP, the investment fund manager is responsible for representing the unitholders. Investment fund shareholders may also be represented at meetings by legal representatives or by proxies duly appointed by their manager or administrator, in accordance with their regulations (see the opinion expressed in the judgment of CVM Case RJ2014/3578)*

5) Is it mandatory to file a shareholder position statement?

Answer: the Company will waive the presentation of such evidence only in cases where it can objectively verify the ownership of the shares based on the ownership records already in its possession, including those that have been transmitted by the central depository (i.e., B3) and by Bradesco, the registrar of shares issued by Vale. Therefore, if Vale is unable to objectively verify the ownership of the shares on the day of the Meetings, the shareholder must submit the shareholder's position within the deadlines established herein, under penalty of not being able to attend the Meetings and having the votes transmitted by Ballot disregarded.

6) Does the Company accept proxies for the Meetings?

Answer: proxies are accepted as long as they comply with the Brazilian Corporate Law and Civil Code and are signed via a digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure (ICP-Brazil). For handwritten signatures on powers of attorney, notarization of the signature is not required. See below the proxy template that can be used:

Proxy Template

Portuguese

[ACIONISTA], [Qualificação] ("Outorgante"), neste ato nomeia e constitui como seu procurador o(a) Sr(a) [NOME], [NACIONALIDADE], [ESTADO CIVIL], [PROFISSÃO], com carteira de identidade nº [______] e inscrito no CPF/ME sob o nº [_____], residente e domiciliado [ENDEREÇO], na Cidade [______], Estado [______] ("Outorgado"), ao qual confere poderes para representar o(a) Outorgante nas Assembleias Gerais Ordinária e Extraordinária da Vale S.A., a serem realizadas, cumulativamente, em primeira convocação no dia 30 de abril de 2025, às 10h, e, se necessário, em segunda convocação em data a ser informada oportunamente. Dentre os poderes de representação, é concedido, quando aplicável, poderes para assinar e submeter Boletim(ns) de Voto a Distância para as referidas Assembleias. Este instrumento é válido por [____], a partir da data de sua assinatura.

[Local], [Data]. ________________________

[Acionista]

English

[SHAREHOLDER], [Identification] (the "Grantor"), hereby makes, constitutes, appoints and designates [NAME], [CITIZENSHIP], [MARITAL STATUS], [PROFESSION], with ID #[____] and holder of CPF/ME # [_____], resident in [CITY], and with commercial address at [ADDRESS], in the City of [______], State of [______] (the "Grantee"), as true and lawful attorney-in-fact to represent the Grantor at the Extraordinary and Annual Shareholders' Meetings to be held cumulatively on first call on April 30, 2025, at 10 a.m., and, if necessary, on second call on a date to be duly informed. Among the powers of representation, powers are granted, when applicable, to sign and submit Remote Voting Ballots for the aforementioned Meetings. This power of attorney shall remain in effect from [________] until [______].

[Place], [Date]. ________________________

[Shareholder]

7) How can foreign shareholders attend the Meetings?
Answer: they must present the same documents as Brazilian shareholders, as described for each type of shareholder. In the case of attendance by proxy, the document must have been issued less than 1 (one) year before the Meetings' date. The Company waives the need for notarization, consularization and apostille of the proof of representation documents in a foreign language, requiring only the presentation of a simple translated copy. Documents in English and Spanish are also exempt from translation.

8) How can shareholders participate?
Answer: shareholders may participate:
- In advance by means of a Remote Voting Ballot (Ballot); or
- Virtually through the Zoom Platform (Digital Platform) at the time of the Meetings, in accordance with the accreditation and participation guidelines contained in this Proxy.

9) How should a shareholder proceed if they choose to exercise their vote through the Remote Voting Ballot (Ballot) ?
Answer: there are four options:

a) follow instructions sent to Bradesco, the bookkeeper of the shares issued by Vale, only for shares that are not in a central depository, observing the established procedures and documents required by the bookkeeping agent. Bradesco receives Ballots submitted exclusively to any of its bank branches and, therefore, does not receive Ballots electronically;

b) fill out the ballot according to the instructions transmitted to their respective custody agents in the case of shares held in a central depository, observing the established procedures and deadlines and the documents required by the respective custodian. It is worth noting that, in line with Resolution 81, the B3 Central Depository will disregard any divergent instructions about the exact resolution that have been issued by the same CPF or CNPJ registration number and received through their respective custody agents;

c) follow instructions transmitted to B3, the central depository, in accordance with the procedures and documentation required by B3; or,

d) sending the Ballot directly to the Company, exclusively through the Accreditation Portal, available at qicentral.com.br/m/agoe-vale-2025, together with the mandatory documents in exclusively digital format. Digital submission through the Accreditation Portal is the only way to submit the Ballot and the required documents directly to the Company, which excludes the possibility of sending the Ballot and the required documents by mail or e-mail. The shareholder is responsible for the integrity and reliability of the documents sent to Vale.

All guidelines for the Meetings, as well as those contained in the Ballot, are intended to assist shareholders in filling in the Ballot. Shareholders who choose to participate via Ballot are solely and entirely responsible for completing it correctly.

10) Where can shareholders find the Ballot?
Answer: the Ballots for the Meetings are available on the Company's website (www.vale.com/investors), under the banner "2025 AEGM".

11) What is the deadline for receiving votes through Ballots?

Answer: the last day for the bookkeeping agent, custodian agent, central depository or the company to receive the ballot will be April 26, 2025, inclusive, under the terms of CVM Resolution 204/2024, and it is recommended that shareholders consult their respective custody agents, the central depositary or the bookkeeping agent, as applicable, regarding other procedures and deadlines related to submitting the Ballot.

Ballots received by the Company after the above deadline, or that have been received within the deadline but are incomplete or are not accompanied by the required documentation, will be disregarded and the votes will not be counted.

12) Is it possible for the shareholder to change the vote sent via Ballot?

Answer: during the voting period, shareholders should consult their respective custodian agent, central depositary, bookkeeping agent or the Company, as per the options listed in **item 9** above. Starting from April 27, 2025, shareholders cannot change the voting instructions already submitted. If they wish to change the votes already submitted by Ballot, the shareholder must attend the Meetings, via Digital Platform, submitting all necessary documents for accreditation (as detailed in **item 13** below), and request, during the Meetings, that the voting instructions submitted via Ballot should be disregarded before the respective matter(s) are put to a vote and when the Meeting's Board requests such declarations.

13) How should a shareholder proceed if they choose to participate via Digital Platform?

Answer: shareholders may request accreditation to access the Meetings with an individual and exclusive link using the specific form available on the Accreditation Platform, available at the link: **qicentral.com.br/m/agoe-vale-2025**.

Vale advises that Remote Voting Ballots or accreditation documents will not be accepted by email or mail. All accreditation documents must be sent through the Accreditation Platform only.

14) What is the deadline for the accreditation request?

Answer: this request must be made by April 28, 2025 and must be accompanied by the necessary documents for participation, as already detailed in **item 4** and **5** above. Access via Digital Platform is restricted to shareholders or their representatives and/ or proxies, as applicable, who register through the aforementioned form and as described in this document ("Accredited Shareholders"). **Vale advises that shareholders who do not submit the accreditation request and the necessary participation documents by the required deadline will not be eligible to attend the Meetings**. To expedite the accreditation process, the Company requests shareholders represented by proxy submit the proof of representation documents to Vale at least 72 (seventy-two) hours before the Meetings.

15) Is it possible to send documents for accreditation by Vale after April 28, 2025?

Answer: No. As of April 29, 2025, the Company will no longer accept new accreditation requests or documents to supplement previous accreditation's requests. Therefore, any accreditation application that is not accompanied by all required and correct documentation will be automatically disregarded after this deadline.

16) What is the deadline for receiving the participation link?

Answer: after checking the documentation and completing the accreditation, the Company shall send an email, up to 1 (one) day before the date of the Meetings (preferably), instructions on how to access the electronic system for shareholders who have registered as indicated above.

The Company advises that if, after the Accreditation Period (April 29, 2025), the Accredited Shareholder is no longer included in the share position statement provided by the depositary, the Company will notify the Shareholder and cancel the attendance link sent.

17) How will the Meetings be conducted?

Answer: exclusively by virtual access via the Digital Platform, in Portuguese only. The Company has chosen to hold its meetings 100% digitally, given the wide dispersion of its shareholder base and with the intention to facilitate the participation of the Company's shareholders, including those who do not reside at or near the Company's headquarters. Shareholders may request the link by submitting an accreditation request, available on the Accreditation Platform at qicentral.com.br/m/agoe-vale-2025, in Portuguese only, until April 28, 2025, together with the documents required for participation. Shareholders represented by a proxy must send Vale the documents proving the representation, at least 72 hours before the Meetings.

18) What should I do if I do not receive the link?

Answer: if a certain Accredited Shareholder who is regularly included in the shareholder position statement made available by the bookkeeping agent does not receive the individual link to participate in the Meetings up to 3 (three) hours before the start time hereof, they should contact the Company's Investor Relations team at assembleias@vale.com, at least 2 (two) hours before the start of the Meeting, so that adequate support can be provided and, as required, grant access to the shareholder by sending a new individual link.

19) What should I do in the event of connection problems?

Answer: Vale is not responsible for connection problems that shareholders may experience or other situations outside the Company's control. The company clarifies that the link to the Digital Platform would be accessed using a computer browser.

Exclusively for questions relating to the access to or the use of the Digital Platform, shareholders may may contact, in real time, the technical support team by e-mail at ajuda@qicentral.com.br or by phone at **(21) 2038-1958**. The Company also recommends that shareholders familiarize themselves with the use of the Digital Platform in advance and ensure that their respective electronic devices are compatible with this platform (via video and audio). In addition, the Company requests that shareholders access the platform on the day of the Meeting at least 30 minutes prior to the Meeting's scheduled start time in order to allow for the access and participation of all shareholders using the platform to be validated.

20) Which shareholder is considered present at the Meetings?

Answer: only (i) Accredited Shareholders who log on to the Digital Platform on the day of the Meeting before the start of the proceedings (Present Shareholders) and (ii) Shareholders who regularly vote via the Ballot will be considered present at the Meetings. Such shareholders will be considered to be present at the Meetings and will sign the relevant minutes in accordance with Resolution 81.

21) How does the Digital Platform for the Meeting work?

Answer: the Digital Platform meets the requirements set forth in Art. 28 (1) of Resolution 81, as amended, which are: (a) the possibility of simultaneously submitting and accessing documents presented during the Meetings that have not been previously made available; (b) the full recording of the Meetings; and (c) the possibility for shareholders to communicate with each other.

22) What authorizations are given by shareholders entering the Digital Platform?

Answer: the Shareholders participating via the Digital Platform authorize the Company the Company to use any information contained in the recording of the Meetings to record the possibility of manifestation and visualization of the documents presented during the Meetings; to record the authenticity and security of communications during the Meetings; to record attendance and votes cast; to comply with legal orders from competent authorities; and, to defend the Company, its managers and third party contractors, in any judicial, arbitration, regulatory or administrative sphere.

23) Do shareholders have the opportunity to speak at the Meetings?

Answer: during the Meetings, the Shareholders in attendance will have their microphones muted and their cameras turned off, in order to avoid connection instability and improve sound quality. After each item on the Agenda has been presented, the shareholder may request to speak by using the "Raise Your Hand" button available on the Digital Platform in the order in which requests from participants are received by the panel. Any statements via chat will not be taken into account. To ensure Meetings progress seamlessly, a maximum time maybe be set for the speech of each Shareholder participating in person.

24) Can shareholders speak about topics not on the Meetings' Agenda?

Answer: no. The Shareholders participating in person who want to speak about any subject not on the Meetings' Agenda must use the usual contact channels provided by the Company's Investor Relations department.

25) How will each item on the agenda be voted on?

Answer: the Board will put to a vote the matters contained in the Call Notice, and the shareholder may cast his or her vote verbally. To do so, he or she will need to request to speak via the Digital Platform so that the Board can release the audio for each matter in the order in which the requests are received.

If the shareholder wishes to submit a written vote, he or she must send it to assembleias@vale.com by the time the discussion and vote on the respective agenda item ends.

If, for any reason, a Shareholder leaves before the end of the deliberations, his/her votes will be considered as cast in favor of the items on the Agenda pending the vote, unless the shareholder has cast his/her votes early or informed the Board that he/she opposes the deliberations or abstains from voting.

26) Where are the Meetings materials available?

Answer: on the Company and CVM's websites, shareholders will find the materials provided to call the Meetings, with additional information on each item on the agenda, as well as the Management Proposal and the Financial Statements for 2024.

27) How will the shareholders attending the Meetings sign the minutes?
Answer: the shareholders attending the Meetings via the Digital Platform shall be deemed to be in attendance and in agreement with the respective minutes, according to CVM Resolution n. 81.

ADR Holders

The criteria and information to participate in the Meetings are as follows:

1. What is the date that defines the record date of the voting rights for ADR holders at the Meetings?
Answer: the record date for voting rights at the Meetings by ADR holders is March 28, 2025. Positions in ADRs acquired after this date will not have voting rights at the Meetings.

2. How do ADRs holders participate in the Meetings?
Answer: ADR holders are represented at the Meetings exclusively by Citibank, N.A. ("Citi"), as the depositary bank for the ADRs, through its local representative/custodian bank, Banco Bradesco S.A. ("Banco Bradesco"). The representation of Citi as the depositary bank complies with the terms and procedures established in the Deposit Agreement governing Vale's ADR Program. The accreditation of ADR holders for individual attendance through digital platform in the Meetings is not possible.

3. How is the attendance of ADR holders at the Meetings recorded?
Answer: Banco Bradesco is the local representative/ custodian bank of Citi, responsible for the attendance of ADRs at the time of the Meetings. The quorum for the Meetings is made up of all ADRs outstanding in the ADR Program, according to information presented by Citi at the Meetings and the shareholding position regarding the ADR Program presented by the registrar, Banco Bradesco.

4. How do ADR holders vote at the Meetings?
Answer: the manner in which an ADR holder may vote is in accordance with the terms and conditions established by the ADR holder's bank or broker. The ADR holder usually directs its votes in physical form (via voting instruction form) to its bank or broker, or via electronic platform, if the holder has contracted a service that allows for electronic voting. These instruments may be subject to variations and restrictions, whether in form, content and/or processing, in view of the specifics of the chain of custody applicable in the United States.
At the end of the period established for ADR voting, Citi will collect all the votes received and will present at the Meetings, in a consolidated manner, the total corresponding votes for each agenda item, through the representation of its local representative/custodian, Banco Bradesco.

5. When can ADR holders submit their votes?
Answer: Citi will begin the process of preparing and distributing the voting instruction form and voting card on the morning of April 7, 2025, a process that is estimated to be completed on April 16, 2025 (this date may vary, depending on the procedures adopted by your bank, broker or intermediary institution), at which time ADR holders will be able to cast their votes. The end date is subject to operational conditions beyond Vale's control and, therefore, may be postponed.

6. When is the deadline for ADR holders to submit voting instructions?
Answer: each ADR holder who holds its ADRs through a bank, broker or other intermediary must follow the deadlines, procedures and conditions established by the institutions through which it holds its ADRs. For ADR holders who hold their ADRs directly at Citi (on the ADR register maintained by Citi as depositary bank), the votes must be received by Citi before 10:00 a.m., New York time, on April 22, 2025, in accordance with terms and conditions that will be disclosed in due course by Citi as depositary bank. In order for their

votes to be properly counted, ADR holders must ensure that their votes are received by Citi, directly or indirectly from the ADR holders' banks, brokers or other intermediaries, by the specified date and time.

7. How can I submit my voting instructions to Citi?

Answer: Citi will provide terms and conditions for the submission of voting instructions in due course.

8. Can the ADR holders' voting materials be changed to include new candidates for the Board of Directors or Fiscal Council after the proxy card has been finalized?

Answer: unlike the remote voting process in Brazil, in which the Ballot can be reissued up to 20 days prior to the Meeting in order to include the candidates nominations proposed by shareholders holding at least 0.5% of Vale's share capital and nominated up to 25 days prior to the Meetings, in the call notice, voting instruction form and voting card, Vale has warned that the ADR voting instruction form and the ADR voting card (ADR holder's voting materials) cannot be reissued and redistributed to ADR holders, to the best of Vale's knowledge. Vale will endeavor to avoid a material discrepancy between the Ballot applicable to Brazil and the voting materials applicable to ADR holders. However, it is not feasible to eliminate this hypothesis, given the legal and operational specifics applicable to ADR holders.

9. If shareholders who hold at least 0,5% of Vale's share capital nominate candidates for the Board of Directors, its Chairman or Vice Chairman, or the Fiscal Council for inclusion in the BVD on April 5, 2025, will these nominations be incorporated into the voting materials of the ADR holders?

Answer: in view of the above, it will only be possible to include these nominations in the processes for preparing and distributing the voting instruction form and the voting card if the nomination request is accompanied by a copy of the documentation proving that the signatory has the power to represent the shareholder, and the documentation supporting the nominations is received by the Company in a clear, complete and correct manner, with all the information required by CVM Resolution No. 81 and CVM Resolution No. 80, and also described in the Management Proposal, considering the analysis is required to be completed in a very short time. If the Company has any queries or questions regarding the documentation presented, the nomination will not be considered in the ADR voting instruction form and in the ADR proxy card intended for the ADR holders. Regarding the candidates' inclusion in the Ballot, the Company will carry out the analysis regularly within 3 (three) business days, as provided for by Brazilian law.

10. If the Ballot is resubmitted for the inclusion of candidates and there is no time to include these candidates in the ADR voting materials, how will the ADR holder vote in the election of the Board of Directors?

Answer: in the case of Ballot resubmission, the ADR holder will not be able to vote for the newly included candidate(s), even if the cumulative voting process is adopted (which is exclusively for the election of the Board of Directors). ADR holders who wish to avail themselves of the right to vote on resubmitted Ballots, should timely present their ADRs for cancellation and vote as a shareholder of the Company.

11. How will ADR holders know about changes to the BVD that are not reflected in their voting materials?

Answer: Vale will disclose to the market any changes it makes to its Ballot on the corresponding date. In this way, all holders of common shares and ADRs will have the opportunity to learn about the changes.

12. I am a shareholder and intend to nominate candidates for elections at the General Meetings, counting on votes from ADR holders. What should I do?

Answer: if the shareholder holds, individually or jointly, the minimum required shareholding, i.e. 0.5% of the share capital, the shareholder must submit a written request by the email vale.ri@vale.com to our Finance and Investor Relations Vice-President, accompanied with the copy of the proper documentation that proves the power of attorney to represent the shareholder, as well as all the documentation required by the CVM Resolutions 81 and 80. Vale recommends that shareholders submit their nomination as early as possible and by latest April 1, 2025, accompanied by the necessary documentation in a clear, complete and correct manner, as described in the Management Proposal, so that the Company can include their nomination in the voting materials intended for ADR holders. Nominations submitted after this date, especially those submitted on the legal deadline in Brazil (i.e. April 5, 2025), may not be included in the voting materials intended for ADR holders, as set out in item 8.

13. As an ADR holder, if I still have questions, how should I proceed?

Answer: if you have any questions about the way in which ADR Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 877-CITI-ADR (877-248-4237).



Additional information

To clarify any queries regarding the information disclosed in this Manual and for further information related to the Meetings, please contact us at **assembleias@vale.com** .